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07025118

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Japan Airlines Corp.

*CURRENT ADDRESS

PROCESSED

JUL 13 2007

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 00122 FISCAL YEAR 3-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: [signature]

DAT: 7/11/07

Japan Airlines Corporation and Consolidated Subsidiaries
Consolidated Financial Information

For the year ended March 31, 2007

ARIS
3-31-07

Contents

1. Business Performance and Financial Condition

(1) Analysis of business performance

Overview of the period

During the year, the Japanese economy maintained its moderate recovery course, buoyed by improvements in corporate earnings and growth in capital investment, while the employment situation improved and consumer spending strengthened. Nevertheless, the business environment for the air transportation industry remains difficult, in particular because of the persistence of high fuel prices.

Against this backdrop, the JAL Group followed up the reorganization of its sales structure in April 2006 with the merger, in October, of its two core operating companies: Japan Airlines International (responsible for international passenger operations and cargo operations) and Japan Airlines Domestic (handling domestic passenger operations). A Group reorganization was also implemented, in particular for the purpose of melding the holding company and the operating companies into a unified corporate entity. This resulted in the elimination of duplication, the acceleration of the reform of the operating structure and cost structure, and the building of a corporate culture utterly dedicated to safety and seeing things from the customer's perspective.

In air transportation business we implemented structural reforms aimed at enhancing profitability, including the restructuring or closure of poorly performing routes, the thorough reallocation of resources to highly profitable and fast-growing routes, and the downsizing of aircraft types. Other steps taken included the review of business processes and other measures to reform the cost structure radically and measures to reduce personnel costs, including by cutting basic wages by 10%. To counter sharp rises in prices of aviation fuel, we took steps to absorb them as much as possible by such means as flexible hedging while monitoring crude-oil prices, and the addition of fuel surcharges, in this way endeavoring to improve profitability.

In addition, as part of the strategy called for in our medium-term business plan, to enable us to acquire highly economical aircraft, we increased our capital through a public offering in July, raising ¥148.5 billion.

As part of efforts to ensure safe aviation, based on the recommendations of the Safety Advisory Group, an external committee of experts, in April 2006 we established the Corporate Safety Division, strengthening our structure for ensuring safety improvement throughout the Group. Also, to ensure that the lessons drawn from past accidents are not forgotten and to reaffirm the importance of safe aviation, we established the Safety Promotion Center, which is being used to provide safety education to employees.

As a result of the above, on a consolidated basis the Group's operating revenues grew by ¥102.5 billion from the previous year, to ¥2,301.9 billion. Operating expenses were held to an increase of only ¥52.7 billion, reaching ¥2,278.9 billion, as the surge in aviation-fuel prices was countered by such factors as measures taken to cut costs, thanks partly to the gains on termination of the agency service for the government under the welfare pension program. The result was that operating income amounted to ¥22.9 billion, compared with an operating loss of ¥26.8 billion for the previous term. Non-operating revenues increased by ¥7.4 billion year-on-year, owing primarily to an increase in exchange gains, and non-operating expenses declined by ¥4.9 billion, owing to a fall in interest payments. In consequence, ordinary income came to ¥20.5 billion, compared with an ordinary loss of

¥41.6 billion for the previous term. Owing to the reduction of deferred tax assets in the amount of ¥44.7 billion and the posting of a ¥6.0 billion extraordinary loss on lump-sum retirement payments under the early retirement scheme, which more than offset the abovementioned extraordinary gain of ¥9.7 billion, the Company posted a net loss of ¥16.2 billion.

Earnings by segment

[1] Air Transportation Business

International passenger operations

In route operations, progress was made in rebuilding the route network to better meet trends in demand and place greater emphasis on profitability. Specifically, as a result of the air transportation agreement between Japan and China reached in July 2006, we increased flights on routes such as Tokyo-Shanghai and Tokyo-Guangzhou. We also expanded our codesharing alliances with other airlines on China routes, operating the maximum number of flights between Japan and China. To meet business demand we gave travelers greater convenience by increasing flights on routes such as Tokyo-Delhi and Tokyo-Moscow, while suspending flights on other routes such as Osaka-Los Angeles and Tokyo-Las Vegas; this formed part of our policy of route selection and concentration. In addition, we accelerated the renewal of aircraft, including by operating Boeing 777s on most European routes, and we also continued the downsizing of aircraft types and took steps to enhance service quality and secure greater economies. We also transferred some Asian routes, such as the Jakarta route, to JALWays, a Group airline, so as to bolster our cost-competitiveness still further.

We also took the decision to become an official member of oneworld™, a major global airline alliance, at the same time continuing to increase one-on-one collaboration with other airlines.

In regard to service strategy, we further extended the number of routes on which aircraft are fitted with the popular JAL Shell Flat Seat, enhancing passenger comfort still further. We also enhanced airport services, including by inaugurating the "JAL Fast Security Lane" at Narita International Airport to offer smoother security checks for First Class passengers and others boarding flights frequently. This was the first-ever such facility at any of Japan's airports handling international flights.

In the sphere of in-flight catering, the Takitate Gohan (freshly-cooked rice) service, which has been well-received in First Class and Executive Class on European and North American routes, was also started on some Southeast Asian routes. Additionally, on Chinese routes we took steps to make the in-flight meals even better, including by introducing the Gozen range of Japanese dishes, including Sushi-Gozen, in Executive Class, and by starting to change the menus twice every month in Economy Class on some routes.

In our marketing we sought to cater vigorously to business demand by increasing to around 600 the number of companies enrolled in the "JAL Corporate Flight Merit" program, which provides a variety of privileges for company personnel making overseas business trips. Services for business travelers were also extended by providing the "With JAL You Can Choose! Europe/Mainland US Routes Okaeri Service" and the "JAL China Business Gateway Program" to support customers making business trips to China.

Steps were also taken to satisfy increasingly varied tourist demand. Among these there was a year-on-year increase in the number of charter flights, which offer the convenience and comfort of direct flights, to destinations for which there is high demand, such as Hawaii and Palau.

JAL has also sought to increase customer numbers by making the JAL Mileage Service more attractive. For example, we have adopted a strategy in common with that used on domestic routes by reaching agreement with Odakyu Electric Railway and Kinki Nippon Railway to issue partnership cards for earning mileage points, and we have also made it possible for people to exchange points and miles with Yahoo! JAPAN, the "Surutto Kansai" Association, and Kansai International Airport.

Passenger capacity on international routes fell by 9.5% as measured by available seat-kilometers, owing to the enhanced efficiency of route operations, but as a result of the above measures, demand fell by only 7.1% in terms of revenue passenger kilometers, and the passenger load factor was 71.1%, up by 1.7 percentage points. Revenues from international passenger operations increased by 5.0% year-on-year, to ¥724.8 billion. A key factor behind this was a 13.1% increase in passenger yield that resulted primarily from the growth in business demand, the revision of fares, and the addition of fuel surcharges.

Domestic passenger operations

In domestic passenger operations the numbers of flights and the aircraft used were adjusted to match demand according to each season and each time-band, the key aim being to operate the optimum aircraft at the optimum frequency in each demand time-band. From November onwards in particular, we pursued this objective by introducing the "Weekend Big" timetable for Saturdays and Sundays, on which for certain flights larger aircraft were used, and the flights increased on routes on which demand is high at weekends, for example from Haneda to Sapporo, Kagoshima, Kumamoto, and Okinawa. This both boosted customer convenience and maximized revenues.

Also, continuing last year's practice, the operation of MD81 aircraft was transferred to Group airline JAL Express, expanding our low-cost operating structure. Efforts were also made to improve profitability in the face of the very high level of cost for aviation fuel, including through the commissioning of highly fuel-efficient next-generation Boeing 737-800s, which were brought into service on the Haneda–Yamaguchi/Ube and Haneda–Miyazaki routes in March 2007.

With regard to service strategy, the "Class-J" seats have enjoyed a high rate of usage since their introduction, and during the year we increased the number of these seats on widebody and medium-sized aircraft, also fitting them progressively on smaller planes such as Boeing 737s and MD90s. In addition, from October the JAL IC Check-in Service, known familiarly as "Touch & Go," has also been available for use by passengers on package tours.

Various marketing measures were employed to stimulate demand while fares were increased as a means of countering high fuel costs. These included the introduction of the new "Sakidoku (Advance) Discount??" fare in which the prices are fine-tuned in line with demand, the stepping-up of advertising and publicity, the widening of the periods of "Bargain Fares" and "Birthday Discount Fares," and the introduction of "Special Bargain Fares" to commemorate the integration of Japan Airlines International and Japan Airlines Domestic. Sales-promotion measures included not only the conduct of ongoing tourism campaigns to Okinawa, Hokkaido, Kyushu, and Shikoku, but also the "JAL Minna no Natsuzora" promotion jointly with international routes during the summer holiday period, and the "JAL Heartful Campaign" during the winter, all designed to promote usage by both individual and group travelers.

In spite of these measures, demand by individual travelers was late in recovering, and business demand was particularly lackluster. In consequence, capacity on domestic routes rose by 0.9% in terms of available seat-kilometers, and demand rose by only 0.8% in terms of revenue passenger kilometers. Revenues from international passenger operations increased by 2.4% year-on-year, to ¥675.6 billion, as passenger yield increased by 1.5%.

Cargo and mail

With regard to cargo exports on international routes, demand in Europe eased somewhat during the year, but demand for exports to North America was on a recovery trend, centered on the fields of construction machinery and production equipment, and demand for shipments to China was robust throughout the year. On the import side, demand was sluggish overall, owing to factors such as the strength of the euro with regard to flights originating in Europe, and to lower capacity resulting from a reduction in passenger flights with regard to cargoes originating in Southeast Asia.

In regard to route management we further enhanced supply capacity and profitability by adding a Boeing 747-400 all-cargo transport freighter to the fleet, and in September we strengthened the Asian route network by bringing a dedicated freighter into service in Manila. In addition, we availed ourselves of Kansai International Airport's advantage of being able to operate round the clock by operating late-night cargo flights to Shanghai from July on a temporary basis, and in October began operating them as scheduled flights.

Tie-ups with other operators continued to be pursued. In June we formed a tie-up with Florida West Airlines, a specialist airfreight company in the southern U.S., to meet demand for the shipping of cargoes into and out of Miami and Dallas. In China the convenience of services was improved by supplementing the existing truck forwarding service by the start, in July, of an airline forwarding service in partnership with China Eastern Airlines.

As a result of these developments, the total volume of international air cargo transportation declined by 0.6% year-on-year in terms of revenue cargo ton-kilometers. International cargo income rose by 5.5% from the previous year, to ¥190.5 billion, owing to an increase of 6.1% in cargo yield as a result of factors such as the addition of international fuel surcharges.

In international mail services the volume of business originating in China remained robust throughout the year, supplemented by robust volume from the Americas starting in the second half.

In the sphere of domestic cargo operations we secured a higher level of demand than in the previous year. This was because although at the outset of the year the downsizing of passenger aircraft reduced the availability of hold space, we implemented an intricate sales strategy involving the segmentation of time-bands. In regard to route management we formed a tie-up with Galaxy Airlines in November, beginning airline freight forwarding by means of late-night flights. In addition, a system of weighing domestic cargoes with the use of IC tags was brought into use and installed on a full-scale basis at 13 domestic airports. This has ensured highly reliable weight management so as to enhance safety, and has also increased productivity.

In consequence, the total volume of domestic air cargo transportation increased by 3.1% year-on-year in terms of revenue cargo ton-kilometers. However, owing to a decline in cargo yield, cargo income slipped by 1.7% from the previous year, to ¥28.9 billion.

Domestic mail is subjected to very flexible space management in conjunction with domestic cargo in a way that minimizes the impact of a decline in supply capacity. In consequence, demand remained around its year-earlier level.

As a result of these developments, total transportation volume in this segment (in terms of revenue ton-kilometers), including both international and domestic passenger and cargo transportation, declined by 0.3% from the previous year. Operating revenues increased by ¥68.5 billion, to ¥1,801.5 billion, and operating income rose by ¥46.0 billion, to ¥2.6 billion (both after intra-segment eliminations and before inter-segment eliminations).

(A breakdown of operating revenues and transportation performance in this segment can be found on page ....)

Aircraft Fleet

Changes in the total number of aircraft operated by our consolidated subsidiaries during the year and the total number of owned and leased aircraft at the end of the year are shown below.

	Purchase	Lease	Sale/ Disposal	Lease termination	Other (Repair)	At March 31, 2007	
						Owned	Leased
Boeing 747-400					-3	38	1
Boeing 747-400F					+3	3	2
Boeing 747LR			-4	-1		13	1
Boeing 747SR			-1			0	0
Boeing 747F	+1			-1		8	1
Boeing 777		+2				12	26
Airbus A300-600R						18	4
Airbus A300			-3			0	0
Boeing 767		+1				19	21
Douglas MD-90						16	0
Douglas MD-81						12	6
Douglas MD-87						8	0
Boeing 737-400						9	14
Boeing 737-800		+2				0	2
Bombardier CRJ200		+1				0	9
NAMC YS-11			-4			0	0
Bombardier DHC-8-400		+2				3	6
SAAB 340B						10	4
Bombardier DHC-8-100						4	0
Bombardier DHC-8-300	+1					1	0
B-N Group BN-2B						3	0
Total	+2	+8	-12	-2	±0	177	97

Airline-Related Business

At TFK Corporation, an in-flight catering company, in-flight catering operations performed well, but restaurant operations were lackluster and suffered a revenue decline. However, factors such as increased productivity enabled costs to be cut and a profit to be achieved. AGP Corporation, which supplies auxiliary power to aircraft while parked, achieved growth in revenues from those operations because of the excellence, both in terms of cost and of environmental factors, of its method of supplying power. In addition, its other revenues increased as a result of factors such as the winning of more commissions for management and maintenance operations for plant and equipment at Narita International Airport and Kansai International Airport.

As a result, the revenues of the airline-related business segment totaled ¥368.7 billion, up by ¥25.8 billion year-on-year, with operating income of ¥8.3 billion, up by ¥2.4 billion
Note: The principal factor behind the revenue growth was that a JAL subsidiary engaging in the procurement of fuel overseas (Pacific Fuel Trading Corporation) reflected the increases in its fuel procurement prices in its sales prices, with the result that both revenues and expenses rose substantially.

Travel Services Business

At JALPAK, in tours to China there was an increase in business volume amid signs of a recovery after the anti-Japanese campaign in that country, and also an increase in volume to Europe, but reductions in flights on tourist routes caused volume to decline, particularly to Hawaii and Micronesia, and revenues fell as a result. The number of passengers handled by JAL Tours stayed around their year-earlier level, as business recovered from the reaction to the increase in numbers that occurred during the Expo 2005 Aichi international exposition. An increase in unit tour prices enabled the company to boost revenues, but profit declined as a result of factors such as steps taken to enhance product content and increased procurement costs.

As a result, revenues in this travel services business segment were down by ¥35.6 billion year-on-year, to ¥379.7 billion, and operating income fell by ¥1.4 billion, to a loss of ¥800 million.

Note: The principal factor behind the declines in revenue and operating income was that as a result of the reorganization of the sales structure, on April 1 this year JAL Sales was merged into Japan Airlines International, and in consequence its revenues were no longer included in this segment.

Credit Card and Leasing Services Business

The Group's credit card company, JALCard, recorded substantial growth in revenues. A principal factor behind this was the vigorous effort made to recruit new cardholders, which led to a 11% year-on-year increase in the number of cardholders, to approximately 1.76 million.

As a result, total revenues in this segment grew by ¥5.6 billion year-on-year, to ¥65.8 billion, while operating income increased by ¥1.5 billion, to ¥5.8 billion.

Other Businesses

JALUX, a trading company, registered revenue growth primarily from ongoing brisk sales of aircraft parts to companies outside the JAL Group, and from its BLUE SKY domestic airport sales outlets, where its outlet at the New Chitose Airport terminal was expanded. Hotel operator JAL Hotels has been shifting to a new business model in which commissioned hotel management forms the core, while asset holdings are reduced. Since July 2005 it has received seven new management commissions, including for the Hotel JAL City Naha, which opened for business in June last year, but because of the active progress made in handling the sale of Hotel Nikko Narita and Kawasaki Nikko Hotel and the assumption of their management, it suffered an overall fall in income.

Revenues in this segment rose by ¥3.2 billion year-on-year, to ¥215.9 billion, and operating income totaled ¥7.2 billion, up by ¥1.1 billion from its year-earlier level.

Outlook for FY2007

On April 1, 2007, the JAL Group became an official member of oneworld™, one of the world's three major global airline alliances. This will expand our network and enable us to give our customers added value, convenience, and comfort through an array of services, including by means of collaboration in e-ticketing and mileage member services, the mutual provision of airport lounges, and the operation of codesharing flights.

The JAL Group expects to continue facing severe operating conditions, against the background of the return to historically high levels of jet fuel prices as a result of the dangerous political situation in the Gulf region. In spite of these difficult circumstances, we forecast that our continued efforts to regain public trust will lead to a firm trend for our international passenger services in both demand and passenger yield in fiscal 2007. Specific factors supporting this optimistic projection include: the sharp recovery in passenger demand on Japan-China routes, where we have already increased the number of flights, as well as the application to the whole of fiscal 2007 of the fuel surcharge introduced in the latter half of fiscal 2006. In domestic passenger services, our predictions of a year-on-year increase in the number of passengers and the passenger yield (notwithstanding the failure of individual business passenger demand to recover its previous level) as a result of our aggressive marketing to corporations and the expansion of our menu of premium services.

We forecast that consolidated operating revenues for fiscal 2007 will decline by ¥104.9 billion year-on-year, but this will be primarily attributable to the removal of JALUX from the scope of consolidation. However, we forecast that consolidated operating income will rise by ¥12.1 billion to ¥35.0 billion, thanks to expected further progress in the reform of the Group's cost structure under our Medium-Term Revival Plan (centering on thorough measures to cut personnel expenses), despite the expected continuing high level of jet fuel costs,

We forecast that consolidated ordinary income will increase by ¥500 million to ¥21.0 billion, and that consolidated net income will amount to ¥7.0 billion, compared with a net loss of ¥16.2 billion for the reporting term.

Current financial targets on a consolidated basis for the fiscal year ending March 2008

(Unit: billions of yen)

	Year ended Mar. 31, 2007	Year ending Mar. 31, 2008 (Forecast)	Difference
Operating Revenue	23,019	21,970	-1,049
Operating Income	229	350	121
Ordinary Income	205	210	5
Net Income	- 162	70	232

[1] Assumptions underlying the financial targets

The computation of the forecast is based on the assumption of an exchange rate of ¥120 against the U.S. dollar and an aviation fuel price (Singapore Kerosene) at a market price of US$75 per barrel. For the fiscal year ending March 31, 2008, we have entered into hedging transactions covering approximately 65% of our expected fuel requirements.

The above target figures are subject to certain uncertainties and risks, including those mentioned below. In the event that any of these risks materialize (e.g. further increase in fuel prices), we will make every effort to successfully implement additional measures to mitigate the negative impact of such risks, including, if necessary, certain emergency measures.

[2] Status of implementation of medium-term business plan

Please refer to "(3) Medium-and Long-Term Management Strategies" in the "3. Management Policies" section.

[3] Achievement of targeted management indicators

The management indicators we have designated are a return on equity (ROE) of more than 10% and a figure of below 5 for the number of years to repay interest-bearing debt from operating cash flow. In the reporting period these targets were not met, but progress was made in the repayment of interest-bearing debt and there was an increase in cash flow from operating activities, with the result that the number of years to repay interest-bearing debt declining from 13.8 for the previous term to 11.1.

(2) Analysis of Financial Position

[1] Assets, liabilities, and net assets

With regard to assets, current assets rose by ¥19.9 billion, owing primarily to increases in cash and time deposits and trade receivables, while noncurrent assets fell by ¥70.0 billion year-on-year, to ¥2,091.2 billion. This fall was due to a decline of ¥36.3 billion in tangible fixed assets as a result of the sale of aircraft and other tangible fixed assets and a decline of ¥59.2 billion in investments and other assets owing to the reduction of deferred tax assets. On the liabilities side, current liabilities were up by ¥14.9 billion year-on-year, but factors such as the redemption of corporate bonds, the repayment of long-term borrowings, and the reduction of accrued pension and severance costs caused long-term liabilities to decline by ¥241.3 billion, with the result that total liabilities were down by ¥226.3 billion, to ¥1,759.3 billion.

Owners' equity rose to ¥132.1 billion, mainly due to the issuance of shares. Valuation and translation adjustments increased by ¥30.8 billion as a result of the posting of a deferred hedge gain generated by changes in accounting standards.

[2] Cash flows

Cash flow from operating activities

Net cash provided by operating activities totaled ¥127.7 billion, up by ¥26.7 billion from the previous year. The principal factors behind this were a cash outflow of ¥34.0 billion due to net gains on the sale and valuation of securities and investment securities, which were more than offset by income before income taxes and minority interests totaling ¥52.2 billion, an improvement of ¥98.4 billion year-on-year.

Cash flow from investing activities

Net cash used in investing activities was ¥56.2 billion, down by ¥43.0 billion year-on-year. Cash outflows for the acquisition of noncurrent assets were up by ¥6.2 billion at ¥153.2 billion, arising mainly from purchases of aircraft and parts and from payments of advances for the scheduled introduction of aircraft in the future. Principal inflows were proceeds from the sale of noncurrent assets, up by ¥6.2 billion at ¥54.6 billion; proceeds of ¥6.0 billion from the sale and redemption of securities; proceeds from the sale of investment securities, up by ¥41.5 billion at ¥43.1 billion; proceeds of ¥9.5 billion from the sale of investments in subsidiaries which are no longer included in the scope of consolidation; and proceeds of ¥4.9 billion from the transfer of businesses.

Cash flow from financing activities

Net cash used in financing activities totaled ¥53.0 billion, representing a decline of ¥38.3 billion from the previous year. The principal components of this included an outflow of ¥109.7 billion, up by ¥94.7 billion year-on-year, for the redemption of bonds, particularly the advance redemption in March 2007 of guaranteed euroyen convertible bonds due in 2011; a ¥35.1 billion decline, to ¥22.1 billion, in inflows from long-term borrowings, offset by ¥147.6 billion in proceeds from capital increase through the public offering of new shares in June 2006; and a year-on-year decline of ¥7.8 billion in dividend payments made by the parent company.

Reference: Cash flow indicators

	FY 2002	FY 2003	FY 2004	FY 2005	FY 2006
Equity ratio (%)	11.7	7.5	9.0	6.9	14.9
Equity ratio at market value (%)	20.9	33.2	28.7	28.2	32.0
Interest-bearing debt repayment period (years)	8.4	17.2	9.0	12.2	8.0
Interest coverage ratio	4.5	2.7	5.7	4.5	6.7

Notes

- Equity ratio at market value: Gross equity market capitalization/Total assets
- Interest-bearing debt repayment period: Interest-bearing debt/operating cash flow
- Interest coverage ratio: Cash flow from operating activities/Interest payments

(1) All indicators are calculated on the basis of consolidated financial data.
(2) Gross equity market capitalization is calculated by multiplying the closing price of our shares at the end of the period by the number of ordinary shares issued and outstanding at the end of the period.
(3) Cash flow from operating activities refers to cash flow from operating activities for the period as stated in the consolidated statement of cash flows.
(4) Interest-bearing debt refers to that portion of our liabilities stated in the consolidated balance sheets, which includes borrowings, bonds and other liabilities upon which we pay interest (including installment payments).
(5) Interest payments mean interest paid as stated in the consolidated statement of cash flows.

(3) Basic policy on distribution of profits, and dividends for this and next term

JAL regards the return of profits to its shareholders as being one of its most important management policies, and its basic policy is to maintain continuous and stable dividend payments to the greatest extent possible, distributing profits appropriately after giving comprehensive consideration to the operating environment and business performance.

In February this year the JAL Group formulated and announced its FY2007-2010 Medium-Term Revival Plan. The entire Group is now working in unison to implement and achieve the goals of this plan, but since the rebuilding of the foundation of the Group's business is due to be implemented this term and the next, we regret that we will be unable to pay a dividend for the reporting and current terms.

We are committed to making vigorous efforts to rebuild the foundation of our business so as to cope flexibly with changes in external factors such as the very sharp increases in prices of aviation fuel and to improve our financial position, and to doing our utmost to resume payments of dividends to our shareholders.

(4) Business risks

[1] Medium-term business plan

On February 6 this year the JAL Group formulated and announced its FY2007-2010 Medium-Term Revival Plan. The Group recognizes the fundamental importance of realizing the goals of this plan, but to do so it will be essential to ensure the success of the factors on which it is premised, namely, the reduction in personnel and other expenses, the replacement of aging aircraft and reduction in the number of aircraft models, the reorganization of underperforming routes, and the China strategy, and among other things to receive the support of its stakeholders, i.e. its customers, shareholders, and financial institutions, among others. Factors such as these, and changes in the Group's external environment, may affect the attainment of those goals.

[2] Indebtedness and financing

The JAL Group is currently carrying large-amount debts and lease obligations, as well as pension obligations. Moreover, in order to purchase or lease new aircraft, while a system of guaranteed loans from the Japan Bank for International Cooperation is available, the JAL Group must maintain a reputation for trustworthiness among financial institutions in order to secure the funds needed for the redemption of bonds and to finance future capital investment.

Looking at the near future, scheduled fund-raising and the arrangement of leases may become difficult as a result of probable or possible factors such as the reorganization of governmental financial institutions, reforms to the tax or accounting systems, interest rate raises, the lowering of the Group's credit ratings, or the failure to reach the Group's business performance targets under its Medium-Term Revival Plan. The materialization of all or any of these factors would lead to a deterioration of the creditworthiness of the Group in the eyes of financial institutions, and such an eventuality would have a significantly negative impact on the Group's business results, possibly even on its continued existence as independent enterprise.

[3] Possible impact of changes in our market and geopolitical events abroad

Both our international and domestic operations depend to a large extent on the portion of our customer base made up of Japanese citizens. Our business and results of operations may be negatively affected by such factors as increased competition, adverse changes in the economic conditions in Japan or in the demand for air transportation among Japanese, seasonality, natural disasters, outbreaks of contagious diseases such as SARS, terrorist attacks, conflicts, wars or other similar events. Moreover, in the event of further terrorist attacks or acts of war, insurance premiums may be increased or insurance may be made available only with additional limitations on coverage. In addition, terrorism and warfare have caused insurance premiums to rise sharply, and the scope of insurance compensation may be limited.

[4] Possible Effects of fuel price and foreign exchange rate fluctuations

We have hedged risks of higher fuel prices through a number of derivative transactions. However, continuing high fuel costs or significant disruptions in the supply of aircraft fuel will adversely affect our business and results of operations. In addition, due to the international nature of our business, we receive a large a large part of our revenues and incur an even larger part of our expenses in certain foreign currencies. Thus, fluctuations in foreign exchange rates may adversely affect our business and results of operations.

[5] Operations and aircraft

In the event of an accident involving an aircraft operated by the JAL Group or an aircraft on a codeshare flight operated by another company, customer confidence in the Group and its standing in society would decline, as would demand, and factors such as these may have an adverse impact on its business performance. In addition, in the event that a technical circular directive in regard to airworthiness had been issued in relation to problems relating to aircraft safety, that may have a significant impact on the Group's results of operations.

[6] Possible impact of laws and regulations

The JAL Group's operations are in a variety of respects subject to international, national and local laws and regulations. It is possible that the Group's business will be restrained by these regulations, necessitating substantial increases in expenditure. With regard to cargo operations, in February 2006 the relevant agencies in a number of countries and regions (including the European Union, the United States, Canada, Switzerland, and New Zealand) began a study in regard to suspicions of the existence of a cartel formed by international cargo airlines, including the JAL Group. In addition, a number of class-action lawsuits have been initiated in the United States against these international cargo carriers, the plaintiffs claiming that the carriers have violated U.S. antitrust laws and that they have suffered losses as a result. Depending upon the outcome of the above, the Group's business performance may be affected significantly. In addition there is a risk that the Group will be involved in litigation of various kinds relating to its business activities, and it is possible that this, including the aforementioned lawsuits in the United States, will adversely affect the Group's business and results of operations.

[7] Reliance on technology systems and handling of customer information

The JAL Group's operations rely to some extent on certain technology systems that entail operational risks, including its information systems. Any difficulties in those technology systems resulting from factors such as computer viruses could disrupt Group business operations. In addition, any incident in which personal information concerning Group customers that is in its possession is leaked or improperly accessed could decrease public confidence in the Group and adversely affect its business.

2. Management Policies

(1) Fundamental Policy

Based on the following corporate philosophy, the JAL Group, as a comprehensive air transportation company group, strives to bring customers, their cultures and their hearts closer together as it contributes to the peace and prosperity of Japan and the world. The Group also aims to rank among the world's leading air transportation company groups, while striving to maximize its corporate value for the benefit of all of its stakeholders.

Corporate philosophy

As a comprehensive air transportation company group, the JAL Group strives to bring customers, their cultures and their hearts closer together as it contributes to the peace and prosperity of Japan and the world.

(1) We will pursue safety and quality relentlessly.
(2) We will think and act from the standpoint of the customer.
(3) We will strive to maximize our corporate value.
(4) We will endeavor to fulfill our responsibility as a corporate citizen.
(5) We will place value on diligence and the willingness to take on challenges.

(2) Targeted Principal Management Indicators

With the objective of maximizing corporate value, the JAL Group will endeavor to increase asset efficiency and enhance profitability so as to ensure the soundness of its financial condition. Our key management indicators are return on equity (ROE) and the number of years to repay interest-bearing debt from operating cash flow, for which are targets are to raise the former to more than 10% and to bring the latter down below 5 years.

(3) Medium- and Long-Term Management Strategies

In February this year the JAL Group announced its FY2007-2010 Medium-Term Revival Plan, formulated with the objectives of rebuilding of the foundation of its business and maintaining a stable level of profit.

With regard to safety in flight operations, which constitutes the very foundation of the JAL

Group, in order to raise the level of safety still higher we will continue to put into action the recommendations of the Safety Advisory Group, enhancing the safety-management structure, and nurturing a safety culture. In addition, we will firmly establish a Plan, Do, Check, Act (PDCA) inspection cycle entailing the gathering and analysis of information, the formulation and implementation of countermeasures, and then verification, and we will advance further with safety measures now in place to prevent the recurrence of problems, aiming to establish totally comprehensive preventative measures.

A priority measure for business operations is to enhance profitability through the active introduction of highly economical medium and small aircraft and the retirement of older aircraft. To that end we will address the opportunities presented by the planned increase in takeoff and landing slots at Narita International Airport from FY2009 and the re-expansion and internationalization of Tokyo International Airport (Haneda), and concentrate resources on fast-growing and highly profitable routes. In addition, we will seek to gain a competitive edge by providing the finest quality products and services by such means as introducing a first class on domestic routes and a premium economy class on international routes.

We will also build an efficient Group operating structure by such means as expanding the scale of operations of low-cost operators, and will take steps to raise labor productivity and implement extensive cost-cutting measures.

In addition, to concentrate management resources on the JAL Group's core air transportation business, ongoing efforts will be made to restructure related businesses.

In view of the fact that the improvement of the JAL Group's financial position is an urgent issue for the management, we are working to raise profitability so as to realize, at as early a date as possible, an earnings structure that will generate a steady and reliable cash flow. We are also tackling the tasks of rapidly achieving an improvement in our return on investment and making further progress in reducing the Group's debt burden. In these various ways, we are laying the groundwork for a more reliable fund procurement environment.

(4) Issues to be addressed

"Safety in flight operations is the very foundation and social responsibility of the JAL Group.

To carry out our mission of assuring safety, the management will exert its strong resolve and the employees will bear an awareness of their individual roles and responsibilities. Together, we will combine our knowledge and capabilities to ensure the safety and reliable operation of each and every flight."

This is the JAL Group's Safety Charter, a statement of our determination to ensure safety. Returning to and re-appreciating the spirit of this charter, management and employees alike are taking various steps to regain people's trust in the JAL Group, and to make it possible for customers to feel safe and comfortable flying on JAL Group aircraft.

In accordance with the new Group vision that "The JAL Group is a global player bridging the world with safety, security and quality as our top priorities," all Group employees are engaged in implementing reform. Premised on the firm maintenance of the safety of flight operations, which constitutes the very foundation of the Group, we are committed to gaining an accurate understanding of what customers want and of providing services by adopting the customer's perspective, providing an ever-greater standard of comfort, convenience, and on-schedule service.

Within the JAL Group we are now devoting ourselves assiduously to implementing the measures laid down in the FY2007-2010 Medium-Term Revival Plan, which was announced in February 2007 and whose aim is to build a solid corporate fabric able to generate stable profits without excessive dependence on the expansion of revenues. As part of this, the years FY2007 to FY2009 have been designated the period for rebuilding the Group's business foundation in a way that enables us to ensure that new business opportunities lead to sustained corporate growth, prime examples being the scheduled re-expansion and internationalization of Tokyo International Airport (Haneda) and the increase in takeoff and landing slots at Narita International Airport. For that purpose the measures to be implemented steadily include [1] enhancing competitiveness by means of personnel and other cost reductions, [2] promoting downsizing, [3] shifting to highly profitable routes and strengthening total product competitiveness, and [4] concentrating resources on air transportation business.

The JAL Group recognizes that fiscal 2007 will be of crucial importance in achieving its goal of corporate revival, and the management and employees of the Group are working together to implement the various measures devised as part of our Medium-Term Revival Plan. Of the tasks being tackled, cost reduction – premised on the condition that it does not in any way hinder the achievement of our overriding objective of ensuring the safety of flight operations – will be applied to all areas of the group's operations, with nothing except safety iteself treated as sacrosanct. With this concept at base, we will proceed to reform our cost structure across all our fields of operation.

Regarding personnel expenses, in addition to maintaining the 10% reduction in the base wage which we have been applying since fiscal 2006, in fiscal 2007 we will be making an additional reduction of ¥50 billion through such measures as cutting back on bonuses and encouraging staff to take advantage of our early retirement scheme. We have already begun preparations (discussions with our unions, and so on) for taking these measures, and we also plan to greatly reduce pension expenses by revising our existing retirement benefit plan.

We plan to reduce our workforce on a consolidated basis by 4,300 by the end of fiscal 2009 through the application of an early retirement scheme, among other measures. This workforce reduction will be made possible by raising staff productivity and restructuring our affiliated companies. Of the aforementioned 4,300-employee reduction, 2,300 will be off the payroll by the end of this current business term (fiscal 2007).

The successful achievement of the goals of the JAL Group's ongoing Medium-Term Revival Plan is essential to the pursuit of our long-term objective of securing stable and sufficient earnings on a continuous basis. In addition, the success of the plan will also be crucial to our ability to borrow money from financial institutions or raise funds on the capital markets so as to ensure the smooth procurement of the necessary operating funds.

To enable the JAL Group to maintain its position as the most popular airline operator in Japan, as well as a popular airline group among customers overseas, we will be enhancing both our domestic and international service networks, and will be devoting our utmost efforts to the development and further improvement of services created with the customer's perspective in mind.

In addition, we will repay the confidence held in us by our stakeholders by means of vigorous dedication to fulfilling our corporate social responsibilities.

Japan Airlines Corporation and Consolidated Subsidiaries

Consolidated Financial Information

For the years ended March 31, 2007 and 2006

1. Consolidated Financial Highlights

(Amounts of less than one million yen have been omitted.)

a. Consolidated operating results

(1)	Total operating revenues:	FY06	¥2,301,915 million		(4.7%)
		FY05	¥2,199,385 million		(3.3%)
(2)	Operating income (loss):	FY06	¥	22,917 million	(–)
		FY05	¥	(26,834) million	(–)
(3)	Ordinary income (loss):	FY06	¥	20,576 million	(–)
		FY05	¥	(41,608) million	(–)
(4)	Net loss:	FY06	¥	(16,267) million	(–)
		FY05	¥	(47,243) million	(–)
(5)	Net loss per share:	FY06	¥	(6.52)	
		FY05	¥	(23.88)	
(6)	Diluted net income per share:	FY06	¥	–	
		FY05	¥	–	
(7)	Return on equity:	FY06		-6.2%	
		FY05		-27.6%	
(8)	Ordinary income (loss) as a percentage of total assets:	FY06		1.0%	
		FY05		-1.9%	
(9)	Operating income (loss) as a percentage of total operating revenues:	FY06		1.0%	
		FY05		-1.2%	
(10)	Equity in earnings of affiliates:	FY06	¥	2,481 million	
		FY05	¥	1,899 million	

1 Consolidated Financial Highlights (continued)

b. Consolidated financial position

(1)	Total assets:	FY06	¥2,091,233 million
		FY05	¥2,161,240 million
(2)	Net assets:	FY06	¥ 331,873 million
		FY05	¥ 148,066 million
(3)	Net assets ratio excluding minority interests:	FY06	14.9%
		FY05	6.9%
(4)	Net assets per share excluding minority interests:	FY06	¥ 113.97
		FY05	¥ 74.78

Note 1. Net assets excluding minority interests:

March 31, 2007	¥ 311,087 million
March 31, 2006	¥ – million

c. Consolidated cash flows

(1)	Net cash provided by operating activities:	FY06	¥ 127,748 million
		FY05	¥ 100,984 million
(2)	Net cash used in investing activities:	FY06	¥ (56,216) million
		FY05	¥ (99,283) million
(3)	Net cash used in financing activities:	FY06	¥ (53,007) million
		FY05	¥ (91,384) million
(4)	Cash and cash equivalents held at end of year:	FY06	¥ 191,381 million
		FY05	¥ 172,132 million

2. Dividends

(1)	Annual dividends per share:	FY05	¥ 0.00
		FY06	¥ 0.00
		FY07 (forecast)	¥ 0.00
(2)	Total annual dividends:	FY05	–
		FY06	–
(3)	Dividends as a percentage of net income:	FY05	–
		FY06	–
		FY07 (forecast)	–
(4)	Dividends as a percentage of net assets:	FY05	–
		FY06	–

3. Consolidated Financial Forecast for the Year Ending March 31, 2008

(1)	Total operating revenues:	~~¥2,200,000~~ 2,197,000	million	(~~-4.4%~~ -4.6)
(2)	Operating income:	¥ 35,000	million	(52.7%)
(3)	Ordinary income:	¥ 21,000	million	(2.1%)
(4)	Net income:	¥ 7,000	million	(–)
(5)	Net income per share:	¥ 2.56		

For the assumptions underlying the forecast and other concerns, refer to page ~~xx~~ 9 of the attached documents.

4. Other Information

a. Significant changes in scope of consolidation

Decreasea – 1 Japan Airlines Domestic Co., Ltd.

~~For more information, refer to page xx of the attached documents.~~

b. Changes in accounting policy

(1) Changes due to revision or application of accounting standard

Changes in accounting policy were made for the year ended March 31, 2007

(2) Other changes

Changes in accounting policy were made for the year ended March 31, 2007

For more information, refer to page ~~xx~~ 20 of the attached documents.

c. Number of shares in issue

Note 1. Number of shares in issue including common stock in treasury at end of the year:

March 31, 2007	2,732,383,250
March 31, 2006	1,982,383,250

Note 2. Number of shares of common stock in treasury at end of the year:

March 31, 2007	2,934,602
March 31, 2006	2,863,896

Non-consolidated Financial Highlights (Reference Information)

(Amounts of less than one million yen have been omitted.)

1. Non-Consolidated Operating Results

(1) Total operating revenues:	FY06	¥	21,808	million	(-6.2%)
	FY05	¥	23,260	million	(43.6%)
(2) Operating income:	FY06	¥	8,594	million	(-1.3%)
	FY05	¥	8,705	million	(–)
(3) Ordinary income:	FY06	¥	8,573	million	(-0.2%)
	FY05	¥	8,595	million	(–)
(4) Net income (loss):	FY06	¥	8,742	million	(–)
	FY05	¥	(132,336)	million	(–)
(5) Net income (loss) per share:	FY06	¥	3.50		
	FY05	¥	(66.82)		
(6) Diluted net income per share:	FY06	¥	3.23		
	FY05	¥	–		

2. Non-Consolidated Financial Position

(1) Total assets	FY06	¥	927,700	million
	FY05	¥	885,620	million
(2) Net assets	FY06	¥	293,953	million
	FY05	¥	136,593	million
(3) Net assets ratio	FY06		31.7%	
	FY05		15.4%	
(4) Net assets per share	FY06	¥	107.67	
	FY05	¥	68.98	

Note 1. Net assets excluding share subscription rights:

March 31, 2007	¥	293,953 million
March 31, 2006	¥	136,593 million

6. Consolidated Subsidiaries and Affiliates Accounted for by the Equity Method

Japan Airlines Corporation (the "Company") owns 247 subsidiaries and currently consolidates 142 subsidiaries, including the following principal subsidiaries:

JAPAN AIRLINES INTERNATIONAL CO., LTD.
JAPAN ASIA AIRWAYS CO., LTD.
JAPAN TRANS OCEAN AIR CO., LTD.
JALWAYS CO., LTD.
JAL EXPRESS CO., LTD.
JAPAN AIR COMMUTER CO., LTD.
AGP CORPORATION
JALPAK CO., LTD.
JAL TOURS CO., LTD.
JAL HOTELS COMPANY LTD.

The number of unconsolidated subsidiaries which are not accounted for by the equity method is currently 105.

The number of affiliates is currently 87, including 20 companies which are accounted for by the equity method.

Changes in the scope of consolidation and adoption of the equity method are summarized as follows:

Consolidation:

Increase – 6	JALPAK INTERNATIONAL U.S.A., INC. (*1)
	JAL GROUND SERVICE SAPPORO CO., LTD. (*1)
	JAL GROUND SERVICE OSAKA CO., LTD. (formerly NISHINIHON AIRPORT SERVICE CO., LTD.) (*1)
	JAL GROUND SERVICE KYUSHU CO., LTD. (formerly KYUSHU AIRPORT SERVICE CO., LTD.) (*1)
	JALTRANS, INC. (*1)
	CONTACT CUSTOMS CLEARANCE, INC. (*1)
Decrease – 16	JAPAN AIRLINES DOMESIC CO., LTD. (*2)
	JAL SALES CO., LTD. (*2)
	HOKKAIDO AIR SERVICE CO., LTD. (*3)
	TOA AIR SERVICE CO., LTD. (*4)
	GROUND AIR SERVICE CO., LTD. (*5)
	INTERNATIONAL CATERING LTD. (*6)
	CHITOSE INTERNATIONAL HOTEL CO., LTD. (*6)
	JALUX INC. (*6)
	HOTEL NIKKO ANNUPURI (*6)
	NANSEI TOURIST DEVELOPMENT CO., LTD. (*6)
	OKUMA BEACH LAND CO., LTD. (*6)
	CHITOSE AIRPORT FUELLING FACILITIES COMPANY, LTD. (*6)
	JAL MAINTENANCE SUPPORT CO., LTD. (*7)
	JALUX AMERICAS, INC. (*8)
	JALUX EUROPE LIMITED (*8)
	JAL-DFS CO., LTD. (*8)

6. Consolidated Subsidiaries and Affiliates Accounted for by the Equity Method (continued)

(*1) Became material

(*2) Merged with Japan Airlines International Co., Ltd.

(*3) Merged with JAL Ground Service Sapporo Co., Ltd.

(*4) Merged with JAL Ground Service Co., Ltd.

(*5) Merged with JAL Ground Service Osaka Co., Ltd,

(*6) The shares in the above companies were sold

(*7) Liquidated

(*8) The shares in JALUX Inc., which is primary parent company of the above companies, were sold

Equity method:

Increase – 3 AVICOM JAPAN CO., LTD. (*9)
JALUX INC. (*10)
CHITOSE AIRPORT FUELLING FACILITIES COMPANY, LTD. (*10)

Decrease – 3 TOKYO KOKU CLEANING CO., LTD. (*11)
TOKYO KINAI YOHIN CO., LTD. (*11)
TOKYO HUMANIA ENTERPRISE INC. (*12)

(*9) Became material

(*10) Transferred from consolidation due to decrease of the ratio of shareholding resulting from sales of the shares in the above companies

(*11) Decrease of the ratio of shareholding resulting from the sale of the shares in JALUX Inc, which is primary parent company of the above companies

(*12) The shares in the above company were sold

Comparative Consolidated Balance Sheets

March 31, 2007 and 2006

	2006	2007	Change
		(Millions of yen)	
Assets			
I. Current assets:			
Cash and time deposits	¥ 173,948	¥ 198,933	¥ 24,985
Notes and accounts receivable – trade	237,479	262,564	25,085
Short-term investments in securities	5,936	13,234	7,298
Supplies	83,717	82,881	(835)
Deferred income taxes	9,539	2,549	(6,990)
Other current assets	179,695	150,156	(29,539)
Allowance for bad debts	(2,996)	(3,008)	(12)
Total current assets	687,319	707,311	19,991
II. Fixed assets:			
Tangible fixed assets:			
Buildings and structures	203,039	174,019	(29,020)
Machinery, equipment and vehicles	31,743	31,532	(210)
Flight equipment	791,098	742,545	(48,553)
Land	55,979	42,773	(13,206)
Construction in progress	49,551	105,418	55,866
Other tangible fixed assets	21,348	20,101	(1,246)
Total tangible fixed assets	1,152,762	1,116,391	(36,370)
Intangible fixed assets:			
Software	70,373	75,440	5,066
Other intangible fixed assets	1,701	1,566	(134)
Total intangible fixed assets	72,075	77,007	4,932
Investments:			
Investments in securities	88,750	66,561	(22,189)
Long-term loans receivable	14,582	13,580	(1,001)
Deferred income taxes	52,085	7,751	(44,334)
Other investments	96,043	104,344	8,301
Allowance for bad debts	(2,385)	(2,382)	2
Total investments	249,076	189,853	(59,222)
Total fixed assets	1,473,913	1,383,253	(90,660)
III. Deferred charges:			
Stock issuance expenses	–	669	669
Bond issuance expenses	6	–	(6)
Total deferred charges	6	669	662
Total assets	¥2,161,240	¥2,091,233	¥(70,006)

	2006	2007	Change
		(Millions of yen)	
Liabilities			
I. Current liabilities:			
Accounts payable – trade	¥ 237,803	¥ 263,885	¥ 26,082
Short-term borrowings	6,562	4,810	(1,751)
Current portion of bonds	30,000	70,000	40,000
Current portion of long-term loans	113,045	110,549	(2,495)
Accrued income taxes	4,700	5,172	471
Deferred income taxes	29	16,585	16,555
Other current liabilities	252,702	188,792	(63,909)
Total current liabilities	644,844	659,796	14,952
II. Non-current liabilities:			
Bonds	280,000	130,229	(149,771)
Long-term loans	800,001	705,957	(94,044)
Accrued pension and severance costs	139,753	129,061	(10,691)
Deferred income taxes	1,340	9,012	7,671
Other non-current liabilities	119,784	125,303	5,519
Total non-current liabilities	1,340,879	1,099,563	(241,316)
Total liabilities	1,985,724	1,759,360	(226,363)
Minority interests	27,449	–	–
Stockholders' equity			
I. Common stock	100,000	–	–
II. Capital surplus	136,145	–	–
III. Accumulated deficit	(90,186)	–	–
IV. Net unrealized gain on investments in securities, net of taxes	8,777	–	–
V. Translation adjustments	(5,776)	–	–
VI. Common stock in treasury, at cost	(892)	–	–
Total stockholders' equity	148,066	–	–
Total liabilities and stockholders' equity	¥2,161,240	¥ –	¥ –
Net assets			
I. Stockholders' equity:			
Common stock	¥ –	¥ 174,250	¥ –
Capital surplus	–	79,096	–
Retained earnings	–	24,776	–
Common stock in treasury, at cost	–	(887)	–
Total stockholders' equity	–	277,235	–
II. Valuation, translation and other:			
Net unrealized gain on other securities, net of taxes	–	3,557	–
Net unrealized gain on hedging instruments, net of taxes	–	35,314	–
Translation adjustments	–	(5,020)	–
Total valuation, translation and other	–	33,851	–
III. Minority interests	–	20,785	–
Total net assets	–	331,873	–
Total liabilities and net assets	¥ –	¥2,091,233	¥ –

Comparative Consolidated Statements of Operations

For the years ended March 31, 2007 and 2006

	2006	2007	Change
		(Millions of yen)	
Operating revenues	¥2,199,385	¥2,301,915	¥102,529
Cost of operating revenues	1,839,190	1,885,211	46,020
Gross Profit	360,195	416,703	56,508
Selling, general and administrative expenses	387,029	393,785	6,756
Operating (loss) income	(26,834)	22,917	49,752
Non-operating income:			
Interest income	2,263	3,471	1,207
Dividend income	1,450	2,470	1,019
Equity in earnings of affiliates	1,899	2,481	581
Exchange gain, net	12,170	18,036	5,865
Other non-operating income	8,593	7,374	(1,218)
Total non-operating income	26,378	33,834	7,456
Non-operating expenses:			
Interest expense	21,811	19,068	(2,742)
Loss on sales and disposal of flight equipment	12,171	12,257	86
Other non-operating expenses	7,169	4,849	(2,320)
Total non-operating expenses	41,152	36,175	(4,976)
Ordinary (loss) income	(41,608)	20,576	62,184
Extraordinary profit:			
Gain on sales of fixed assets	19,093	8,822	(10,270)
Gain on sales of investments in securities	–	34,338	34,338
Gain on partial termination of defined benefit plan	6,810	–	(6,810)
Other extraordinary profit	4,567	9,251	4,684
Total extraordinary profit	30,471	52,413	21,941
Extraordinary losses:			
Loss on sales and disposal of fixed assets	6,052	3,546	(2,505)
Special termination benefits	4,033	8,517	4,483
Loss on partial termination of defined benefit plan	–	2,291	2,291
Loss on impairment of fixed assets	18,705	2,600	(16,105)
Other extraordinary losses	6,511	3,976	(2,534)
Total extraordinary losses	35,303	20,933	(14,369)
(Loss) income before income taxes and minority interests	(46,440)	52,055	98,495
Income taxes – current	8,419	9,953	1,534
Income taxes – deferred	(9,966)	54,424	64,391
Minority interests	(2,350)	(3,945)	(1,594)
Net loss	¥ (47,243)	¥ (16,267)	¥ 30,975

Consolidated Statements of Capital Surplus and Accumulated Deficit

For the year ended March 31, 2006

	2006
	(Millions of yen)
Capital surplus	
Balance at beginning of year	¥136,141
Increase:	
Gain on sales of common stock in treasury	3
Balance at end of year	¥136,145
Accumulated deficit	
Balance at beginning of year	¥ (34,978)
Increase:	
Net loss	(47,243)
Cash dividends	(7,919)
Bonuses to directors and statutory auditors	(44)
Balance at end of year	¥ (90,186)

(2) - III

Consolidated Statement of Changes in Net Assets

For the year ended March 31, 2007

	Stockholders' equity				
	Common stock	Capital surplus	Retained earnings (accumulated deficit)	Common stock in treasury	Total stockholders' equity
			(Millions of yen)		
Balance at March 31, 2006	¥100,000	¥ 136,145	¥ (90,186)	¥(892)	¥145,065
Changes during the year ended March 31, 2007					
Issuance of common stock	74,250	74,250			148,500
Transfer from capital surplus to accumulated deficit in accordance with a resolution approving elimination of deficit		(131,274)	131,274		–
Bonuses to directors and statutory auditors			(26)		(26)
Net loss for the year ended March 31, 2007			(16,267)		(16,267)
Purchases of common stock in treasury				(131)	(131)
Sales of common stock in treasury		(24)		129	105
Changes in scope of consolidation and adoption of equity method			(17)	8	(9)
Changes other than stockholders' equity, net					
Total changes	74,250	(57,048)	114,962	5	132,169
Balance at March 31, 2007	¥174,250	¥ 79,096	¥ 24,776	¥(887)	¥277,235

	Valuation, translation and other					
	Net unrealized gain on other securities, net of taxes	Net unrealized gain on hedging instruments, net of taxes	Translation adjustments	Total valuation, translation and other	Minority interests	Total net assets
			(Millions of yen)			
Balance at March 31, 2006	¥ 8,777	¥ –	¥(5,776)	¥ 3,000	¥27,449	¥175,515
Changes during the year ended March 31, 2007						
Issuance of common stock						148,500
Transfer from capital surplus to accumulated deficit in accordance with a resolution approving elimination of deficit						–
Bonuses to directors and statutory auditors						(26)
Net loss for the year ended March 31, 2007						(16,267)
Purchases of common stock in treasury						(131)
Sales of common stock in treasury						105
Changes in scope of consolidation and adoption of equity method						(9)
Changes other than stockholders' equity, net	(5,219)	35,314	756	30,851	(6,664)	24,187
Total changes	(5,219)	35,314	756	30,851	(6,664)	156,357
Balance at March 31, 2007	¥ 3,557	¥35,314	¥(5,020)	¥33,851	¥20,785	¥331,873

Comparative Consolidated Statements of Cash Flows

For the years ended March 31, 2007 and 2006

	2006	2007
	(Millions of yen)	
Operating activities		
(Loss) income before income taxes and minority interests	¥ (46,440)	¥ 52,055
Adjustments to reconcile (loss) income before income taxes and minority interests to net cash provided by operating activities:		
Depreciation and amortization	125,126	117,561
Loss (gain) on sales of, and loss on revaluation of, short-term investments in securities and investments in securities, net	1,295	(34,028)
Loss on sales and disposal of fixed assets and loss on impairment of fixed assets, net	17,138	8,459
Net provision for accrued pension and severance costs	(9,919)	(10,308)
Interest and dividend income	(3,713)	(5,941)
Interest expense	21,811	19,068
Exchange loss, net	106	166
Equity in earnings of affiliates	(1,899)	(2,481)
Increase in notes and accounts receivable	(13,120)	(32,437)
(Increase) decrease in supplies	(7,365)	813
Increase in accounts payable	22,812	33,592
Other	23,272	486
Subtotal	129,103	147,005
Interest and dividends received	4,151	6,982
Interest paid	(22,507)	(19,154)
Income taxes paid	(9,762)	(7,085)
Net cash provided by operating activities	100,984	127,748
Investing activities		
Purchases of time deposits	(969)	(8,751)
Proceeds from maturity of time deposits	917	1,121
Purchases of fixed assets	(146,972)	(153,251)
Proceeds from sales of fixed assets	48,403	54,697
Purchases of short-term investments in securities	–	(11,759)
Proceeds from sales and maturity of short-term investments in securities	–	6,039
Purchases of investments in securities	(7,584)	(5,126)
Proceeds from sales of investments in securities	1,576	43,146
Proceeds from sales of consolidated subsidiaries resulting in change in scope of consolidation, net	–	9,552
Loans receivable made	(1,458)	(2,051)
Collection of loans receivable	4,849	4,799
Proceeds from business transfer of a subsidiary	–	4,944
Other	1,955	423
Net cash used in investing activities	(99,283)	(56,216)

	2006	2007
	(Millions of yen)	
Financing activities		
(Decrease) increase in short-term borrowings, net	¥ (5,355)	¥ 2,556
Proceeds from long-term loans	57,285	22,122
Repayment of long-term loans	(117,563)	(112,815)
Proceeds from issuance of common stocks	–	147,607
Redemption of bonds	(15,000)	(109,771)
Dividends paid to stockholders	(7,846)	(18)
Dividends paid to minority interests	(433)	(584)
Other	(2,473)	(2,106)
Net cash used in financing activities	(91,384)	(53,007)
Effect of exchange rate changes on cash and cash equivalents	1,061	414
Net (decrease) increase in cash and cash equivalents	(88,622)	18,937
Cash and cash equivalents at beginning of year	260,933	172,132
Increase in cash and cash equivalents resulting from inclusion of subsidiaries in consolidation	–	310
Decrease in cash and cash equivalents resulting from exclusion of subsidiaries from consolidation	(178)	–
Cash and cash equivalents at end of year	¥ 172,132	¥ 191,381

	2006	2007
Reconciliation between cash and time deposits in consolidated balance sheets and cash and cash equivalents at end of year		
Cash and time deposits in consolidated balance sheets	¥ 173,948	¥ 198,933
Time deposits with original maturities of more than three months	(1,726)	(9,329)
Short-term investments in securities with original maturities of three months or less	0	1,777
Current account overdrafts included in short-term borrowings	(90)	–
Cash and cash equivalents at end of year	¥ 172,132	¥ 191,381

1. Summary of Significant Accounting Policies

a. Basis of presentation

Japan Airlines Corporation (the "Company") and consolidated domestic subsidiaries maintain their accounting records and prepare their financial statements in accordance with accounting principles and practices generally accepted and applied in Japan, which are different in certain respects as to the application and disclosure requirements of International Financial Reporting Standards, and its consolidated foreign subsidiaries in conformity with those of their countries of domicile. The accompanying consolidated financial statements are not intended to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles generally accepted in countries and jurisdictions other than Japan.

Amounts of less than one million yen have been omitted. As a result, the totals shown in the accompanying consolidated financial statements do not necessarily agree with the sum of the individual amounts.

b. Principles of consolidation and accounting for investments in affiliates

The consolidated financial statements include the accounts of the Company and all significant subsidiaries. All significant intercompany accounts and transactions and unrealized gain or loss on intercompany accounts and transactions have been eliminated.

The balance sheet date of 24 of the consolidated subsidiaries is December 31, 2006 and for 1 consolidated subsidiary, it is February 28, 2007. Any significant differences in intercompany accounts and transactions arising from intervening intercompany transactions during the period from January 1, 2007 through March 31, 2007 and the period from March 1, 2007 through March 31, 2007 have been adjusted, if necessary.

Investments in significant affiliates are accounted for by the equity method.

The assets and liabilities of newly consolidated subsidiaries are stated at fair value as of their respective acquisition dates. The differences between the cost and the underlying fair value of net assets at the dates of acquisition of the consolidated subsidiaries and companies accounted for by the equity method are amortized by the straight-line method over a period of 5 years.

1. Summary of Significant Accounting Policies (continued)

c. Cash equivalents

The Company and its consolidated subsidiaries define cash equivalents as highly liquid, short-term investments with original maturities of three months or less.

d. Inventories

Inventories are principally stated at cost based on the moving average method.

e. Securities

Marketable securities classified as other securities are carried at fair value with any unrealized gain or loss reported as a separate component of net assets, net of taxes. Non-marketable securities classified as other securities are carried at cost. Cost of securities sold is determined principally by the moving average method.

f. Derivatives

Derivatives are stated at fair value.

g. Tangible and intangible fixed assets

Tangible fixed assets	
Aircraft	– The straight-line method or the declining-balance method based on their estimated useful lives
Other tangible fixed assets:	
Japan Airlines International Co., Ltd.	– The straight-line method based on their estimated useful lives
Other companies	– Principally the declining-balance method based on their estimated useful lives
Intangible fixed assets	– The straight-line method based on their estimated useful lives

h. Deferred charges

Bond issuance expenses and stock issuance expenses are capitalized and are being amortized over a period of 3 years.

i. Accrued pension and severance costs

To provide for employees' severance indemnities, net periodic pension cost is accounted for based on the projected benefit obligation and the plan assets. The unrecognized obligation at transition is being amortized by the straight-line method principally over a period of 15 years.

1. Summary of Significant Accounting Policies (continued)

i. Accrued pension and severance costs (continued)

The adjustment for actuarial assumptions is being amortized by the straight-line method over a period ranging from 5 to 15 years, which is less than the average remaining years of service of the active participants in the plans. Amortization is computed from the fiscal year subsequent to the year in which the adjustment was recorded.

Past service cost is principally charged to income as incurred. However, at certain subsidiaries, past service cost is being amortized by the straight-line method over a period which is less than the average remaining years of service of the active participants in the plans.

On April 1, 2006, the JAL Group Pension Fund established by certain consolidated subsidiaries received approval from the Minister of Health, Labor and Welfare with respect to its application for exemption from the benefit obligation related to past services. On December 25, 2006, the transfer of the plan assets attributable to the substitutional portion to government was completed. As a result, income before income taxes and minority interests increased by ¥1,524 million for the year ended March 31, 2007.

Certain consolidated subsidiaries changed a portion of their retirement benefit plans to defined contribution plans primarily on April 1, 2006, October 1, 2006 or February 1, 2007 and applied "Accounting for the Transfer between Retirement Benefit Plans" (Accounting Standards Board of Japan Implementation Guidance No. 1). As a result, income before income taxes and minority interests increased by ¥84 million for the year ended March 31, 2007.

On October 1, 2005, Japan Airlines International Co., Ltd. ("JALI," which is a consolidated subsidiary of the Company) introduced a revised pension scheme under which employees have the option to change a portion of the existing lump-sum payment of retirement benefits either to a defined contribution plan or to an early payment scheme. On October 1, 2006, Japan Airlines Domestic Co., Ltd. ("JALD," which was a consolidated subsidiary of the Company) was merged into JALI. Accordingly, a pension scheme of JALI under which employees have the option to change a portion of their existing lump-sum payment of retirement benefits to a defined contribution plan or to an early payment scheme has been adopted by the former employees of JALD. As a result, operating income and ordinary income increased by ¥3,957 million and income before income taxes and minority interests increased by ¥2,317 million for the year ended March 31, 2007. The portion of the unrecognized obligation at transition which relates to reducing the benefit obligation by the introduction of the option on October 1, 2005 and October 1, 2006 referred to above is being amortized by the straight-line method over a period of 8 years in accordance with Paragraph 15, "Transitional Arrangement," of "Accounting for the Transfer between Retirement Benefit Plans" (Accounting Standards Board of Japan Implementation Guidance No. 1). The effect of the adoption of this transitional arrangement was to decrease accrued pension and severance costs by ¥1,271 million at March 31, 2007 and to increase income before income taxes and minority interests by ¥238 million for the year ended March 31, 2007.

i. Accrued pension and severance costs (continued)

On March 15, 2007, JALI received approval from the Minister of Health, Labor and Welfare with respect to their application for exemption from the benefit obligation related to future employee services under the substitutional portion of the WPFP. As a result, operating income, ordinary income and income before income taxes and minority interests increased by ¥36,639 million for the year ended March 31, 2007. At March 31, 2007, the estimated amount of pension assets to be transferred was ¥68,329 million. The potential effect for the year ended March 31, 2007, estimated as if the transfer of pension assets had been made as of the same date, in accordance with paragraph 44-2 of the "Practical Guidelines on Retirement Benefit Accounting (Interim Report)," Report No. 13 of the Accounting System Committee of the Japanese Institute of Certified Public Accountants, would have been to increase extraordinary loss by ¥2,276 million.

Certain consolidated subsidiaries revised their methods of accounting for the projected benefit obligation from simplified methods to the standard method. Consequently, extraordinary loss of ¥429 million was recorded as the resulting difference in computation for the year ended March 31, 2007.

j. Allowance for bad debts

The allowance for bad debts on receivables is provided at the estimated unrecoverable amounts. The allowance for other receivables is provided based on the historical rate of losses on receivables.

k. Foreign currency accounts

Foreign currency receivables and payables are translated into yen at the applicable year-end exchange rates and any gain or loss on translation is included in current earnings.

Translation adjustments arising from the translation of assets, liabilities, revenues and expenses of the consolidated subsidiaries and affiliates accounted for by the equity method into yen at the applicable exchange rates at end of year are presented in minority interests and as a separate component of net assets.

l. Leases

As lessee

The Company and its consolidated subsidiaries lease certain equipment under noncancelable lease agreements referred to as capital leases. Capital leases, defined as leases which do not transfer the ownership of the leased property to the lessee, are principally accounted for as operating leases.

1. Summary of Significant Accounting Policies (continued)

l. Leases (continued)

As lessor

Certain consolidated subsidiaries lease certain equipment under noncancelable lease agreements referred to as direct financing leases. Direct financing leases, defined as leases which do not transfer the ownership of the leased property to the lessee, are principally accounted for as operating leases.

m. Hedge accounting

Gain or loss on derivatives designated as hedging instruments is deferred until the loss or gain on the underlying hedged items is recognized. Foreign receivables and payables are translated at the applicable forward foreign exchange rates if certain conditions are met. The related interest differential paid or received on interest-rate swaps utilized as hedging instruments is recognized over the term of each swap agreement as an adjustment to the interest expense of the underlying hedged items if certain conditions are met.

n. Consumption taxes

Transactions subject to consumption taxes are recorded at amounts exclusive of consumption taxes.

o. Income taxes

The Company and certain domestic subsidiaries have adopted the Japanese consolidated tax return system.

2. Changes in Accounting Policy

Accounting Standard for Presentation of Net Assets in the Balance Sheet

Effective April 1, 2006, the Company and its consolidated subsidiaries adopted the "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Accounting Standards Board of Japan Statement No. 5 issued on December 9, 2005) and the "Implementation Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Accounting Standards Board of Japan Implementation Guidance No. 8 issued on December 9, 2005). Total stockholders' equity which was presented until the prior fiscal year amounted to ¥275,772 million as of March 31, 2007.

Net assets in the balance sheet at March 31, 2007 have been prepared in accordance with the revised Regulations for Consolidated Financial Statements.

2. Changes in Accounting Policy (continued)

Accounting Standard for Business Combinations

Effective April 1, 2006, the Company and its consolidated subsidiaries have adopted the "Accounting Standard for Business Combinations" (issued by the Business Accounting Council on October 31, 2003), "Accounting Standard for Business Divestitures" (Accounting Standards Board of Japan Statement No. 7 issued on December 27, 2005) and the "Implementation Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures" (Accounting Standards Board of Japan Implementation Guidance No. 10 issued on December 27, 2005).

Change in Method of Accounting for Depreciation Related to Tangible Fixed Assets

Effective April 1, 2006, JALI, a consolidated subsidiary of the Company, has changed its method of accounting for depreciation related to aircraft spare parts to the straight-line method, from the declining-balance method. This change represents a necessary step in the preparation for the planned merger on October 1, 2006 between JALI and JALD, which was also a consolidated subsidiary of the Company, by conforming JALI's method of accounting for depreciation to that of JALD. The change also reflects the fact that, following the retirement of the Douglas DC-10 (which was depreciated by the declining-balance method) at the end of the prior fiscal year and based on the Company's decision to accelerate the retirement of older aircraft in its medium-term business plan, the only method of accounting for depreciation to be applied in the future will be the straight-line method. The effect of this change was to decrease the cost of operating revenues for the year ended March 31, 2007 by ¥1,408 million, and to increase operating income for the year ended March 31, 2007 by ¥1,408 million, and to increase ordinary income and income before income taxes and minority interests for the year ended March 31, 2007 by ¥1,335 million, compared with the amounts which would have been recorded under the previous method.

3. Other Information

a. Accumulated depreciation at March 31, 2006 and March 31, 2007 amounted to ¥1,582,627 million and ¥1,497,366 million, respectively.

3. **Other Information (continued)**

b. At March 31, 2006 and March 31, 2007, contingent liabilities for guarantees amounted to ¥16,887 million and ¥5,187 million, respectively. In addition, at March 31, 2006 and March 31, 2007, contingent liabilities for commitments to guarantees, keep-well agreements and other amounted to ¥686 million and ¥507 million, respectively.

JALI is alleged to have been involved in anti-competitive practices such as price-fixing and collusion with several international cargo operators and its cargo operation office in Frankfurt was investigated by the European Union antitrust authorities on February 14, 2006. On the same date, the U.S. Department of Justice inspected JALI's cargo operation office in New York. In relation to the investigation of alleged anti-competitive practices, certain air cargo customers have filed several class action lawsuits in the U.S. against international cargo operators including JALI claiming that alleged price-fixing practices have damaged their interests and such practices should be injuncted. The plaintiffs are seeking unspecified treble damages, unspecified injuctive relief, and costs and attorneys' fees, however, no specific amounts of damages or compensation have been claimed in these class action proceedings. In Canada and Australia, several class action lawsuits have been filed seeking similar relief, but only compensatory damages are allowable under Canadian law and Australian law. Management of the Company holds the view that investigations and class action lawsuits on alleged anti-competitive practices could have a material impact on the results of operations of the Company and the group. However management is unable to estimate the possible outcome of the ongoing investigation and class action lawsuits reasonably at this stage since investigations by the authorities of a number of jurisdictions, which include, but may not be limited to, the European Union, the United States, Canada, Switzerland and Australia, are still ongoing.

c. At March 31, 2006 and March 31, 2007, assets pledged as collateral amounted to ¥832,344 million and ¥847,378 million, respectively. Furthermore, shares of certain consolidated subsidiaries were pledged as collateral at March 31, 2006 and March 31, 2007.

At March 31, 2006 and March 31, 2007, collateralized indebtedness amounted to ¥500,108 million and ¥428,493 million, respectively. In addition, future rental expenses under operating lease with collateral amounted to ¥7,592 million at March 31, 2007.

3. **Other Information (continued)**

d. Note to consolidated statement of changes in net assets

The number of shares of stock in issue and common stock in treasury were as follows:

	Year ended March 31, 2007			
	At March 31, 2006	Increase	Decrease	At March 31, 2007
		(Thousands of shares)		
Number of shares of stock in issue:				
Common stock	1,982,383	750,000	–	2,732,383
Number of shares of common stock in treasury:				
Common stock	2,863	534	464	2,934

The number of shares of common stock in issue increased by 700,000 thousand shares because of a public offering and by 50,000 thousand shares because of an allocation of shares of common stock to a third party.

The increase in common stock in treasury of 534 thousand shares during this year resulted from the Company's purchase of 531 thousand odd-lot shares of less than one unit at the request of the stockholders, purchases of 3 thousand shares by related companies accounted for by the equity method and increase of 0 thousand shares resulted from increase in the shareholding ratio of related companies accounted for by the equity method. The decrease in common stock in treasury of 464 thousand shares during this year resulted from the Company's sales of 438 thousand odd-lot shares of less than one unit at the request of the stockholders and decrease of 25 thousand shares resulted from the changes in the scope of adoption of the equity method.

e. As a result of a revision of "Implementation Guidance on Accounting Standard for Net Income per Share" (Accounting Standards Board of Japan Implementation Guidance No. 4) on January 31, 2006, the balance of "Net unrealized gain on hedging instruments, net of taxes" has been reflected in "Net assets" in the consolidated balance sheet at March 31, 2007. Net assets per share would have amounted ¥101.04 if the same method as that of the corresponding period of the prior year had been followed at March 31, 2007.

4. Segment Information

a. Business segment information

The Company and its consolidated subsidiaries conduct worldwide operations in air transportation, airline-related business, travel services, card and lease operations, trading business and hotel and resort operations. This segmentation has been determined for internal management purposes. Businesses other than air transportation, airline-related business, travel services and card and lease operations are insignificant to the consolidated results of operations of the Company and its consolidated subsidiaries and, accordingly, have been included in "Other."

The business segment information of the Company and its consolidated subsidiaries for the years ended March 31, 2006 and 2007 is summarized as follows:

	Year ended March 31, 2006							
	Air transportation	Airline-related business	Travel services	Card and lease operations	Other	Total	General corporate assets and intercompany eliminations	Consolidated
	(Millions of yen)							
Operating revenues:								
Sales to third parties	¥1,515,602	¥149,814	¥379,435	¥ 14,264	¥140,268	¥2,199,385	¥ –	¥2,199,385
Inter-group sales and transfers	217,380	193,102	35,950	45,881	72,374	564,690	(564,690)	–
Total	1,732,983	342,917	415,385	60,146	212,643	2,764,075	(564,690)	2,199,385
Operating expenses	1,776,412	337,065	414,723	55,837	206,539	2,790,577	(564,357)	2,226,220
Operating (loss) income	¥ (43,429)	¥ 5,852	¥ 662	¥ 4,309	¥ 6,104	¥ (26,501)	¥ (332)	¥ (26,834)
Identifiable assets	¥1,942,227	¥127,386	¥ 75,398	¥170,713	¥119,946	¥2,435,673	¥(274,433)	¥2,161,240
Depreciation and amortization	¥ 108,369	¥ 3,120	¥ 1,171	¥ 8,788	¥ 3,943	¥ 125,392	¥ (266)	¥ 125,126
Loss on impairment of fixed assets	¥ 3,739	¥ 1,394	¥ 49	¥ –	¥ 13,597	¥ 18,780	¥ (74)	¥ 18,705
Capital expenditures	¥ 137,748	¥ 1,693	¥ 932	¥ 927	¥ 4,272	¥ 145,575	¥ (108)	¥ 145,466

	Year ended March 31, 2007							
	Air transportation	Airline-related business	Travel services	Card and lease operations	Other	Total	General corporate assets and intercompany eliminations	Consolidated
	(Millions of yen)							
Operating revenues:								
Sales to third parties	¥1,601,152	¥172,252	¥370,979	¥ 15,500	¥142,029	¥2,301,915	¥ –	¥2,301,915
Inter-group sales and transfers	200,367	196,488	8,745	50,320	73,872	529,794	(529,794)	–
Total	1,801,520	368,741	379,725	65,820	215,901	2,831,709	(529,794)	2,301,915
Operating expenses	1,798,901	360,391	380,546	59,923	208,610	2,808,373	(529,376)	2,278,997
Operating income (loss)	¥ 2,618	¥ 8,350	¥ (821)	¥ 5,897	¥ 7,291	¥ 23,336	¥ (418)	¥ 22,917
Identifiable assets	¥2,005,484	¥124,809	¥ 68,221	¥248,968	¥ 72,687	¥2,520,170	¥(428,937)	¥2,091,233
Depreciation and amortization	¥ 104,872	¥ 2,814	¥ 1,070	¥ 5,861	¥ 3,171	¥ 117,789	¥ (228)	¥ 117,561
Loss on impairment of fixed assets	¥ 2,591	¥ –	¥ –	¥ –	¥ 9	¥ 2,600	¥ –	¥ 2,600
Capital expenditures	¥ 152,357	¥ 2,810	¥ 843	¥ 1,551	¥ 3,319	¥ 160,882	¥ (699)	¥ 160,183

4. Segment Information (continued)

b. Geographic information

The worldwide operations of the Company and its consolidated subsidiaries are geographically segmented into Japan and other areas. Areas other than Japan include Asia and Oceania, North and South America and Europe. Geographical segmentation is based on geographical proximity of the countries and areas. In addition, revenue from international operations of the airlines is treated as revenue in Japan.

The geographic information of the Company and its consolidated subsidiaries for the years ended March 31, 2006 and 2007 is summarized as follows:

	Year ended March 31, 2006				
	Japan	Other	Total	General corporate assets and intercompany eliminations	Consolidated
			(Millions of yen)		
Operating revenues:					
Sales to third parties	¥2,009,231	¥190,154	¥2,199,385	¥ –	¥2,199,385
Inter-group sales and transfers	27,298	73,266	100,564	(100,564)	–
Total	2,036,529	263,420	2,299,949	(100,564)	2,199,385
Operating expenses	2,064,547	262,020	2,326,568	(100,348)	2,226,220
Operating (loss) income	¥ (28,018)	¥ 1,400	¥ (26,618)	¥ (215)	¥ (26,834)
Identifiable assets	¥2,110,754	¥ 62,241	¥2,172,995	¥ (11,754)	¥2,161,240

	Year ended March 31, 2007				
	Japan	Other	Total	General corporate assets and intercompany eliminations	Consolidated
			(Millions of yen)		
Operating revenues:					
Sales to third parties	¥2,088,370	¥213,544	¥2,301,915	¥ –	¥2,301,915
Inter-group sales and transfers	24,276	70,347	94,624	(94,624)	–
Total	2,112,647	283,892	2,396,539	(94,624)	2,301,915
Operating expenses	2,090,211	283,111	2,373,322	(94,325)	2,278,997
Operating income	¥ 22,435	¥ 780	¥ 23,216	¥ (298)	¥ 22,917
Identifiable assets	¥2,041,942	¥ 57,210	¥2,099,152	¥ (7,919)	¥2,091,233

The major countries and areas included in each region are as follows:

Asia and Oceania:	China, Singapore, Australia, Guam
North and South America:	U.S.A. (excluding Guam), Mexico
Europe:	U.K., France, Germany, Italy

c. Operating revenues from overseas operations

Operating revenues from overseas operations, which include international passenger and cargo services of Japan Airlines International Co., Ltd., Japan Asia Airways Co., Ltd. and JALways Co., Ltd., export sales of domestic subsidiaries, and sales of subsidiaries outside Japan for the year ended March 31, 2006 and 2007, are summarized as follows:

	Year ended March 31, 2006			
	Asia and Oceania	North and South America	Europe	Total
	(Millions of yen)			
Operating revenues from overseas operations	¥442,156	¥388,791	¥206,853	¥1,037,801
Consolidated operating revenues	–	–	–	¥2,199,385
Consolidated operating revenues as a percentage of operating revenues from overseas operations	20.1%	17.7%	9.4%	47.2%

	Year ended March 31, 2007			
	Asia and Oceania	North and South America	Europe	Total
	(Millions of yen)			
Operating revenues from overseas operations	¥471,065	¥421,152	¥217,529	¥1,109,747
Consolidated operating revenues	–	–	–	¥2,301,915
Consolidated operating revenues as a percentage of operating revenues from overseas operations	20.5%	18.3%	9.4%	48.2%

The major countries and areas included in each region are as follows:

Asia and Oceania:	China, South Korea, Singapore, India, Australia, Guam
North and South America:	U.S.A. (excluding Guam), Canada, Mexico, Brazil
Europe:	U.K., France, Germany, Italy

5. Leases

As lessee

The following *pro forma* amounts represent the acquisition costs, accumulated depreciation and net book value of the leased property as of March 31, 2006 and 2007 and the related depreciation and interest expense for the years ended March 31, 2006 and 2007, which would have been reflected in the consolidated balance sheets and the related consolidated statements of operations if capital lease accounting had been applied to the capital leases currently accounted for as operating leases:

	March 31, 2006		
	Flight equipment	Other	Total
		(Millions of yen)	
Acquisition costs	¥ 564,783	¥17,452	¥ 582,235
Less accumulated depreciation	(181,053)	(8,995)	(190,049)
Net book value	¥ 383,730	¥ 8,456	¥ 392,186

	March 31, 2007		
	Flight equipment	Other	Total
		(Millions of yen)	
Acquisition costs	¥ 605,522	¥ 18,174	¥ 623,696
Less accumulated depreciation	(232,148)	(10,869)	(243,017)
Net book value	¥ 373,374	¥ 7,305	¥ 380,679

	Year ended March 31,	
	2006	2007
	(Millions of yen)	
Depreciation expense	¥53,715	¥54,821
Interest expense	¥ 5,369	¥ 5,090

No impairment loss has been recognized on the leased property for the year ended March 31, 2006 and 2007.

Lease expenses relating to capital leases accounted for as operating leases amounted to ¥58,155 million and ¥59,180 million for the years ended March 31, 2006 and 2007, respectively.

5. Leases (continued)

As lessee (continued)

The present value of future rental expenses under capital leases outstanding at March 31, 2006 and 2007 which have been accounted for as operating leases is summarized as follows:

	March 31,	
	2006	**2007**
	(Millions of yen)	
Within 1 year	¥ 51,839	¥ 55,427
Over 1 year	347,488	333,176
	¥399,327	¥388,603

Future rental expenses under operating leases outstanding at March 31, 2006 and 2007 are summarized as follows:

	March 31,	
	2006	**2007**
	(Millions of yen)	
Within 1 year	¥ 27,668	¥ 30,218
Over 1 year	192,877	186,673
	¥220,546	¥216,892

As lessor

The following amounts represent the acquisition costs, accumulated depreciation and net book value of the leased property as of March 31, 2006 and 2007, and the related depreciation and interest revenue for the years ended March 31, 2006 and 2007, which are reflected in the consolidated balance sheets and the related consolidated statements of operations:

	March 31, 2006		
	Machinery and vehicles	Other	Total
		(Millions of yen)	
Acquisition costs	¥ 196	¥ 619	¥ 815
Less accumulated depreciation	(98)	(352)	(450)
Net book value	¥ 97	¥ 267	¥ 364

5. Leases (continued)

As lessor (continued)

	March 31, 2007		
	Machinery and vehicles	Other	Total
		(Millions of yen)	
Acquisition costs	¥136	¥643	¥779
Less accumulated depreciation	(86)	(325)	(411)
Net book value	¥49	¥318	¥368

	Year ended March 31,	
	2006	2007
	(Millions of yen)	
Depreciation expense	¥281	¥166
Interest revenues	¥ 17	¥ 17

No impairment loss has been recognized on the leased property for the year ended March 31, 2006 and 2007.

Lease revenues relating to direct financing leases accounted for as operating leases amounted to ¥317 million and ¥184 million for the years ended March 31, 2006 and 2007, respectively.

The present value of future rental revenues under direct financing leases outstanding at March 31, 2006 and 2007 which have been accounted for as operating leases is summarized as follows:

	March 31,	
	2006	2007
	(Millions of yen)	
Within 1 year	¥146	¥120
Over 1 year	226	254
	¥372	¥374

6. Loss on Impairment of Fixed Assets

Certain consolidated subsidiaries recognized impairment losses on the following groups of assets in the accompanying consolidated statement of operations for the year ended March 31, 2006:

Assets utilized in the Company's and consolidated subsidiaries' operations	Groups of assets	Locations
Golf courses	Land, buildings and structures and other	Tomakomai-shi, Hokkaido and other
Other operational assets	Land and other	Osaka-shi and other
Assets to be sold	Land, buildings and flight equipment	Chitose-shi, Hokkaido and other
Idle assets	Land and other	Ito-shi, Shizuoka Pref., and other

Assets are attributed or allocated to the cash generating units which generate largely independent cash flows for calculating impairment losses. Facilities which are expected to be unprofitable, assets to be sold and idle assets are written down to their recoverable amounts. Consequently, an impairment loss of ¥18,705 million was recognized as an extraordinary loss in the accompanying consolidated statement of operations for the year ended March 31, 2006. A breakdown of the total loss on impairment of fixed assets is as follows: ¥10,361 million on buildings and structures, ¥6,274 million on land, ¥1,853 million on flight equipment and ¥216 million on other assets.

The Company and its consolidated subsidiaries estimate recoverable amounts as the higher of fair value less costs to sell and value in use. Fair value is based on reasonable estimates made by the Company and its consolidated subsidiaries in accordance with data sources from the Official Road Ratings or other appropriate indexes and the contract amount of sales and value in use is calculated by discounting estimated future cash flows at the rate of 5.2%.

In addition, certain affiliates accounted for by the equity method recognized loss on impairment of fixed assets by a method similar to that adopted by the Company and its consolidated subsidiaries. Consequently, a loss on impairment of fixed assets of ¥18 million was recognized as equity in earnings of affiliates for the year ended March 31, 2006.

6. Loss on Impairment of Fixed Assets (continued)

Certain consolidated subsidiaries have recognized impairment losses on the following groups of assets in the consolidated statement of operations for the year ended March 31, 2007:

Assets utilized in the Company's and consolidated subsidiaries' operations	Groups of assets	Locations
Assets to be sold	Flight equipment	–
Idle assets	Intangible fixed assets	Naha-shi, Okinawa Pref.
Other operational assets	Buildings and other	Obihiro-shi, Hokkaido and other

Assets are attributed or allocated to the cash generating units which generate largely independent cash flows for calculating impairment losses. Facilities which are expected to be unprofitable, assets to be sold and idle assets are written down to their recoverable amounts. Consequently, an impairment loss of ¥2,600 million has been recognized as an extraordinary loss in the accompanying consolidated statement of operations for the year ended March 31, 2007. A breakdown of the total loss on impairment of fixed assets is as follows: ¥2,581 million on flight equipment, ¥10 million on intangible fixed assets and ¥9 million on buildings and other.

The Company and its consolidated subsidiaries estimate recoverable amounts as the higher of fair value less costs to sell and value in use. Fair value is based on reasonable estimates made by the Company and its consolidated subsidiaries in accordance with the contract amount of sales and value in use is calculated by discounting estimated future cash flows at the rate of 4.6%.

In addition, certain affiliates accounted for by the equity method have recognized loss on impairment of fixed assets by a method similar to that adopted by the Company and its consolidated subsidiaries. Consequently, a loss on impairment of fixed assets of ¥188 million was recognized as equity in earnings of affiliates for the year ended March 31, 2007.

7. Income Taxes

The significant components of deferred tax assets and liabilities and the related valuation allowance at March 31, 2006 and 2007 were as follows:

	March 31,	
	2006	2007
	(Millions of yen)	
Deferred tax assets:		
Flight equipment purchase incentives	¥ 17,624	¥ 30,435
Accrued pension and severance costs	50,704	28,644
Revaluation loss on investments in subsidiaries and affiliates	24,814	25,577
Accounts payable – trade	5,610	10,605
Loss on impairment of fixed assets	8,055	6,753
Revaluation loss on flight equipment spare parts	4,044	4,542
Account payable related to transitional payments to defined contribution plans	–	4,244
Allowance for bad debts	2,191	2,146
Deferred gain on hedging instruments	12,053	–
Tax loss carryforward	20,281	22,123
Other	19,855	20,284
	165,236	155,357
Deferred tax liabilities:		
Deferred gain on hedging instruments	–	(23,061)
Accumulated earnings of consolidated subsidiaries and affiliates	(5,234)	(5,273)
Net unrealized gain on other securities	(5,593)	(2,281)
Other	(3,855)	(4,590)
	(14,684)	(35,206)
Valuation allowance	(90,297)	(135,448)
Deferred tax assets (liabilities), net	¥ 60,254	¥ (15,297)

For the year ended March 31, 2006, a reconciliation between the Japanese statutory tax rate and the Company's effective tax rate is not required to be disclosed since the Company recorded a loss before income taxes and minority interests. The statutory tax rate for the year ended March 31, 2006 was 40.7%.

7. Income Taxes (continued)

A reconciliation between the Japanese statutory tax rate and the effective tax rate for the year ended March 31, 2007 is as follows:

	For the year ended March 31, 2007
Japanese statutory tax rate	40.7%
Disallowed expenses, including entertainment expenses	2.6
Dividends received	(1.4)
Equity in earnings of affiliates	(1.9)
Inhabitants' per capita taxes	0.4
Change in valuation allowance	86.7
Tax effect on undistributed earnings of consolidated subsidiaries	0.1
Difference in tax rates of consolidated subsidiaries	(0.7)
Other	(2.8)
Effective tax rate	123.7%

8. Fair Value of Investments in Securities

The components of net unrealized gain (loss) on investments in marketable securities at March 31, 2006 and 2007 are summarized as follows:

	March 31, 2006		
	Acquisition costs	Carrying value	Unrealized gain (loss)
		(Millions of yen)	
Unrealized gain:			
Stocks	¥14,498	¥29,003	¥14,504
Bonds	7	8	0
Other	663	670	7
	15,169	29,682	14,512
Unrealized loss:			
Stocks	2,322	2,094	(228)
Bonds	10	9	(0)
Other	5,050	5,047	(3)
	7,383	7,151	(232)
Total	¥22,552	¥36,833	¥14,280

8. Fair Value of Investments in Securities (continued)

	March 31, 2007		
	Acquisition costs	Carrying value	Unrealized gain (loss)
		(Millions of yen)	
Unrealized gain:			
Stocks	¥ 6,036	¥11,867	¥5,830
Bonds	–	–	–
Other	254	259	5
	6,290	12,126	5,835
Unrealized loss:			
Stocks	4,307	4,294	(13)
Bonds	1,492	1,491	(0)
Other	9,629	9,480	(149)
	15,429	15,265	(163)
Total	¥21,720	¥27,392	¥5,672

Proceeds from sales of securities classified as other securities for the years ended March 31, 2006 and 2007 amounted to ¥837 million and ¥38,972 million, respectively. The aggregate gain realized on those sales for the years ended March 31, 2006 and 2007 totaled ¥100 million and ¥12,834 million, respectively, and the aggregate loss realized on those sales for the years ended March 31, 2006 and 2007 totaled ¥0 million and ¥7 million, respectively.

Investments in non-marketable securities at March 31, 2006 and 2007 are summarized as follows:

	March 31,	
	2006	2007
	(Millions of yen)	
Money Management Fund	¥ 0	¥ 1,631
Unlisted stocks	27,521	17,125
Other	649	779
	¥28,171	¥19,536

8. Fair Value of Investments in Securities (continued)

The redemption schedule at March 31, 2006 and 2007 for bonds with maturity dates is summarized as follows:

	2006		
	Due in one year or less	Due after one year through five years	Due after five year through ten years
		(Millions of yen)	
Government bonds	¥ –	¥ –	¥7
Corporate bonds	10	–	–
Other	468	–	–
Total	¥478	¥ –	¥7

	2007
	Due in one year or less
	(Millions of yen)
Government bonds	¥1,500
Total	¥1,500

9. Derivatives

The contract amounts and the estimated fair value of the open derivatives positions to which hedge accounting are applied are not required to be disclosed in accordance with accounting principles generally accepted in Japan.

The contract amounts and the estimated fair value of open derivatives positions at March 31, 2006 which did not meet the criteria required for the application of hedge accounting are summarized as follows:

	March 31, 2006		
	Contract amount (Premium)	Fair value	Net unrealized (loss) gain
		(Millions of yen)	
Commodities:			
Options:			
Buy	¥13,284 (–)	¥ 561	¥ 561
Sell	14,973 (1,057)	(1,685)	(628)
			¥ (67)

9. Derivatives (continued)

All derivative transactions presented above were conducted as over-the-counter transactions.

All derivative transactions presented above would be settled within one year.

Fair value is estimated based on the prices quoted by financial institutions and others.

The company has applied for an exemption from disclosure of information on the derivatives qualifying hedge accounting criteria.

All open derivatives positions at March 31, 2007 met the criteria required for the application of hedge accounting.

10. Accrued Pension and Severance Costs

An employee whose employment is terminated is entitled, in most cases, to a lump-sum severance payment, the amount of which is determined by reference to the basic rate of pay, length of service and the conditions under which the termination occurs.

Certain significant domestic subsidiaries have established defined benefit pension plans pursuant to the Welfare Pension Insurance Law of Japan, i.e. welfare pension fund plans.

JAL Pension Fund, in which JALI is a participant, introduced an option similar to a cash-balance plan with certain other options in addition to the existing options. On March 15, 2007, JALI received approval from the Minister of Health, Labor and Welfare with respect to their application for exemption from the benefit obligation related to future employee services under the substitutional portion of the WPFP.

JAL Group Pension Fund established by certain consolidated subsidiaries received approval from the Minister of Health, Labor and Welfare with respect to its application for exemption from the benefit obligation related to future employee services under the substitutional portion of the WPFP on April 1, 2005 and the portion related to past services on April 1, 2006. Following this approval, JAL Group Pension Fund was reorganized on April 1, 2006 and introduced a cash-balance plan.

On October 1, 2005, JALI introduced a revised pension scheme under which employees have the option to change a portion of their existing lump-sum payment of retirement benefits to a defined contribution plan or to an early payment scheme.

Certain consolidated subsidiaries transferred a portion of their retirement benefit plan to defined contribution plans primarily on April 1, 2006, October 1, 2006 or February 1, 2007.

The projected benefit obligation and funded status of the plan assets are summarized as follows:

	March 31, 2006	March 31, 2007
	(Millions of yen)	
Projected benefit obligation	¥(906,240)	¥(862,586)
Plan assets	512,000	525,354
Accrued pension and severance costs	139,753	129,061
Prepaid pension and severance costs	(18,674)	(57,378)
Net unrecognized amount	¥(273,161)	¥(265,548)

The net unrecognized amount presented above consisted of the following:

	March 31, 2006	March 31, 2007
	(Millions of yen)	
Unrecognized obligation at transition	¥(131,338)	¥(116,090)
Adjustment for actuarial assumptions	(144,530)	(150,252)
Unrecognized past service cost	2,707	794
Total	¥(273,161)	¥(265,548)

The components of net periodic pension cost were as follows:

	For the year ended March 31, 2006	For the year ended March 31, 2007
	(Millions of yen)	
Service cost	¥ 30,681	¥ 28,552
Interest cost on projected benefit obligation	23,527	23,490
Expected return on plan assets	(20,019)	(24,374)
Amortization of unrecognized obligation at transition	14,675	14,656
Amortization of adjustment for actuarial assumptions	17,373	13,897
Amortization of past service cost	(5,558)	(43,495)
Subtotal	60,681	12,727
Other	722	1,786
Net periodic pension cost	61,403	14,513
Loss (gain) accrued for separation of substitutional portion of benefit obligation of the Welfare Pension Fund Plans	842	(1,524)
(Gain) loss on partial termination of defined benefit plans, net	(6,167)	1,555
Effect of changes to standard method for calculating projected benefit obligation	-	429
Total	¥ 56,077	¥ 14,974

10. Accrued Pension and Severance Costs (continued)

The actuarial assumptions were as follows:

	For the year ended March 31,	
	2006	2007
	(Millions of yen)	
Discount rates for obligation at end of year	1.7% ~ 2.8%	1.7% ~ 2.8%
Expected rates of return on plan assets	0.8% ~ 5.1%	0.8% ~ 5.1%

The adjustment for actuarial assumptions is being amortized over a period ranging from 5 to 15 years, which is less than the average remaining years of service of the active participants in the plans. Amortization is computed from the fiscal year subsequent to the year in which the adjustment was recorded.

The unrecognized obligation at transition is being amortized principally over 15 years.

Past service cost is principally charged to income in the period when incurred. However, at certain subsidiaries, past service cost is being amortized by the straight-line method over a period which is less than the average remaining years of service of the active participants in the plans.

Components of Revenues from the Air Transportation Segment

	2006		2007		Change
	Amount	Percentage	Amount	Percentage	Percentage
			(Millions of yen)		
International:					
Passenger operations	¥ 690,226	39.9	¥ 724,889	40.3	105.0
Cargo operations	180,573	10.4	190,500	10.6	105.5
Mail-service operations	8,441	0.5	9,200	0.5	109.0
Luggage operations	2,270	0.1	1,975	0.1	87.0
Subtotal	881,513	50.9	926,565	51.5	105.1
Domestic:					
Passenger operations	659,998	38.1	675,680	37.5	102.4
Cargo operations	29,440	1.7	28,938	1.6	98.3
Mail-service operations	10,819	0.6	10,858	0.6	100.4
Luggage operations	265	0.0	298	0.0	112.3
Subtotal	700,523	40.4	715,774	39.7	102.2
Other revenues	54,935	3.2	60,917	3.4	110.9
Incidental business revenues	96,010	5.5	98,262	5.4	102.3
Total revenues	¥1,732,983	100.0	¥1,801,520	100.0	104.0

Japan Airlines Corporation

Comparative Non-Consolidated Balance Sheets

March 31, 2007 and 2006

(Millions of yen)

	2006	%	2007	%	Change
Assets					
I. Current assets:					
Cash and time deposits	¥ 3,129		¥ 8,960		¥ 5,830
Accounts receivable – trade	2,296		2,488		191
Short-term loans receivable from a subsidiary	11,700		90,200		78,500
Current portion of long-term loans receivable from subsidiaries	53,084		53,800		716
Prepaid expenses	46		50		3
Accounts receivable – other	5,338		3,764		(1,574)
Deferred income taxes	27		7		(19)
Other current assets	20		3		(17)
Total current assets	75,644	8.5	159,276	17.2	83,631
II. Fixed assets:					
Tangible fixed assets:					
Furniture and fixtures	35		28		(7)
Total tangible fixed assets	35	0.0	28	0.0	(7)
Intangible fixed assets:					
Software	11		4		(6)
Other intangible fixed assets	0		0		–
Total intangible fixed assets	11	0.0	5	0.0	(6)
Investments:					
Investments in securities	249		490		240
Investments in subsidiaries and affiliates	220,629		213,489		(7,140)
Long-term loans receivable from subsidiaries	588,769		553,669		(35,100)
Deferred income taxes	95		–		(95)
Other investments	47		72		25
Total investments	809,791	91.5	767,721	82.7	(42,069)
Total fixed assets	809,839	91.5	767,754	82.7	(42,084)
III. Deferred charges:					
Stock issuance expenses	–		669		669
Start-up costs	130		–		(130)
Bond issuance expenses	6		–		(6)
Total deferred charges	137	0.0	669	0.1	532
Total assets	¥885,620	100.0	¥927,700	100.0	¥ 42,079

(Millions of yen)

	2006	%	2007	%	Change
Liabilities					
I. Current liabilities:					
Accounts payable – trade	¥ 471		¥ 240		¥ (230)
Current portion of long-term loans	53,084		53,800		716
Accounts payable – other	4,062		1,599		(2,463)
Accrued income taxes	105		14		(91)
Accrued expenses	2,239		2,467		227
Other current liabilities	131		1,610		1,478
Total current liabilities	60,095	6.8	59,731	6.4	(363)
II. Non-current liabilities:					
Bonds	130,000		50,229		(79,771)
Long-term loans	558,769		523,669		(35,100)
Accrued severance costs	16		–		(16)
Deferred income taxes	–		67		67
Other non-current liabilities	146		49		(96)
Total non-current liabilities	688,932	77.8	574,015	61.9	(114,917)
Total liabilities	749,027	84.6	633,747	68.3	(115,280)
Stockholders' equity					
I. Common stock	100,000	11.3	–		–
II. Capital surplus:					
Additional paid-in capital	105,069	11.8	–		–
Other capital surplus:	63,458	7.2	–		–
Transfer from additional paid-in capital	63,406		–		–
Gain on sales of common stock in treasury	52		–		–
III. Retained earnings:					
Accumulated deficit	(131,274)	(14.8)	–		–
IV. Common stock in treasury, at cost	(659)	(0.1)	–		–
Total stockholders' equity	136,593	15.4			–
Total liabilities and stockholders' equity	¥ 885,620	100.0	¥ –		¥ –
Net assets					
I. Stockholders' equity:					–
Common stock	–		174,250	18.8	
Capital surplus:					
Additional paid-in capital	–		111,503	12.0	–
Retained earnings:					
Other retained earnings:					
Unappropriated retained earnings	–		8,718	1.0	–
Common stock in treasury, at cost	–		(661)	(0.1)	–
Total stockholders' equity	–		293,810	31.7	–
II. Valuation, translation and other:					
Unrealized gain on other securities, net of taxes	–		142	0.0	–
Total valuation, translation and other	–		142	0.0	–
Total net assets	–		293,953	31.7	–
Total liabilities and net assets	¥ –		¥927,700	100.0	¥ –

Japan Airlines Corporation

Comparative Non-Consolidated Statements of Operations

For the years ended March 31, 2007 and 2006

(Millions of yen)

	2006	%	2007	%	Change
Operating revenues	¥ 23,260	100.0	¥21,808	100.0	¥ (1,451)
Cost of operating revenues	8,963	38.6	9,449	43.3	485
Gross profit	14,296	61.4	12,359	56.7	(1,937)
Selling, general and administrative expenses	5,591	24.0	3,764	17.3	(1,827)
Operating income	8,705	37.4	8,594	39.4	(110)
Non-operating income:					
Interest income and dividends	3		354		350
Other non-operating income	59		57		(2)
Total non-operating income	63	0.3	411	1.9	348
Non-operating expenses:					
Interest expense	0		–		(0)
Amortization of start-up costs	130		130		0
Amortization of stock issuance expenses	–		223		223
Other non-operating expenses	42		79		36
Total non-operating expenses	173	0.7	432	2.0	259
Ordinary income	8,595	37.0	8,573	39.3	(21)
Extraordinary income:					
Gain on sales of investments in subsidiaries	–		503		503
Total extraordinary income	–	–	503	2.3	503
Extraordinary loss:					
Loss on revaluation of investments in subsidiaries	140,433		–		(140,433)
Loss on cancellation of software lease contract	61		–		(61)
Total extraordinary loss	140,495	604.1	–	–	(140,495)
(Loss) income before income taxes	(131,900)	(567.1)	9,077	41.6	140,977
Income taxes:					
Current	409		249		(159)
Deferred	27		85		57
Net (loss) income	(132,336)	(568.9)	8,742	40.1	141,079
Unappropriated retained earnings at beginning of the year	1,062		–		–
Accumulated deficit	¥(131,274)		¥ –		¥ –

Proposal for Disposition of Accumulated Deficit and Appropriation of Other Capital Surplus

	(Millions of yen)
	2006
Accumulated deficit	
Disposition of accumulated deficit:	
Accumulated deficit	¥(131,274)
Transfer from other capital surplus	63,458
Transfer from additional paid-in capital	67,815
Accumulated deficit to be carried forward	¥ –
Other capital surplus	
Appropriation of other capital surplus:	
Other capital surplus	¥ 63,458
Disposition of accumulated deficit	(63,458)
Unappropriated other capital surplus to be carried forward	¥ –

Non-Consolidated Statement of Changes in Net Assets

	Stockholders' equity					
		Capital surplus			Retained earnings	
					Other retained earnings	
	Common stock	Additional paid-in capital	Other capital surplus	Total capital surplus	Unappropriated retained earnings (accumulated deficit)	Total retained earnings
	(Millions of yen)					
Balance at March 31, 2006	¥100,000	¥105,069	¥ 63,458	¥ 168,528	¥(131,274)	¥(131,274)
Changes during the year ended March 31, 2007:						
Issuance of common stock	74,250	74,250		74,250		
Transfer from capital surplus to accumulated deficit in accordance with a resolution approving elimination of deficit		(67,815)	(63,458)	(131,274)	131,274	131,274
Net income for the year ended March 31, 2007					8,742	8,742
Purchases of common stock in treasury						
Sales of common stock in treasury					(24)	(24)
Changes other than stockholders' equity, net						
Total changes	74,250	6,434	(63,458)	(57,024)	139,993	139,993
Balance at March 31, 2007	¥174,250	¥111,503	¥ –	¥ 111,503	¥ 8,718	¥ 8,718

	Stockholders' equity		Valuation, translation and other		
	Common stock in treasury, at cost	Total stockholders' equity	Unrealized gain on other securities, net of taxes	Total valuation, translation and other	Total net assets
	(Millions of yen)				
Balance at March 31, 2006	¥(659)	¥136,593	¥ –	¥ –	¥136,593
Changes during the year ended March 31, 2007:					
Issuance of common stock		148,500			148,500
Transfer from capital surplus to accumulated deficit in accordance with a resolution approving elimination of deficit		–			
Net income for the year ended March 31, 2007		8,742			8,742
Purchases of common stock in treasury	(130)	(130)			(130)
Sales of common stock in treasury	129	105			105
Changes other than stockholders' equity, net			142	142	142
Total changes	(1)	157,217	142	142	157,359
Balance at March 31, 2007	¥(661)	¥293,810	¥142	¥142	¥293,953

Japan Airlines Corporation
4-11, Higashi-Shinagawa 2-chome, Shinagawa-ku, Tokyo, Japan

Notice of the Fifth Annual General Meeting of Shareholders

Dear Shareholder:

This is to inform you that the fifth annual general meeting of shareholders of Japan Airlines Corporation (the Company) will be held in accordance with the schedule indicated below. You are cordially invited to attend.
If you are unable to attend the meeting, you may exercise your voting rights by a written document or via the Internet. In that event, please refer to the Reference Document for Exercising Voting Rights that appears later in this document , and either return the enclosed form for the exercise of voting rights after indicating your approval or disapproval of the proposed resolutions, timed to arrive by 5:55 pm on Monday, June 25, 2007, or exercise your voting rights via the Internet by 5:55 pm on Monday, June 25, 2007, after referring to the Procedure for the Exercise of Voting Rights via the Internet set out at the end of this document.

1. Date and Time: June 26, 2007 (Tuesday), 10:00 am
2. Place: Tsurunoma Room, main banquet hall floor (Main Bldg. 1F), Hotel New Otani, 4-1 Kioi-cho, Chiyoda-ku, Tokyo
   * In the event that all seats at this meeting are occupied, you will be directed to an alternative venue. We appreciate your understanding.
3. Objectives of the Meeting
   Reports
   Item 1: Reporting on the business report and consolidated financial statements, and reports on the consolidated financial statements by the independent auditors and the board of corporate auditors for the fifth term (from April 1, 2006, to March 31, 2007)
   Item 2: Reporting on the financial statements for the fifth term (from April 1, 2006, to March 31, 2007)
   Proposed Resolutions
   Item 1: Election of 15 directors
   Item 2: Election of 6 corporate auditors
4. Matters determined upon this convocation

- In the event that voting rights are exercised more than once via the Internet or are exercised more than once by means of a form for the exercise of voting rights, the final exercise of voting rights shall be deemed valid.
- In the event that voting rights are exercised by means of a form for the exercise of voting rights and also via the Internet, the exercise of voting rights via the Internet shall be considered the valid vote, irrespective of the date or time of its arrival.

Sincerely yours,

Haruka Nishimatsu
President

Notes
Please note that the English translation of this Notice of the Fifth Annual General Meeting of Shareholders and all of the attached documents is provided for reference only; Business Report, Balance Sheet (Consolidated and Non-Consolidated), Statement of Operations (Consolidated and Non-Consolidated), Statement of Changes in Net Assets(Consolidated and Non-Consolidated), copy of Report of Independent Auditors(Consolidated and Non-Consolidated), copy of Report of the Board of Corporate Auditors, and Proposed Resolutions and Reference Matter . The official documents are written in Japanese, and in the event of a discrepancy, the Japanese documents shall prevail.
Any amendments to the reference documents for the general meeting of shareholders or to the Company's business report, accounts documents, or consolidated accounts documents will be posted on the Company's website (Address: http://www.jal.com/ja/ir/shareholder/sokai.html).

Business Report (Period from April 1, 2006, to March 31, 2007)

1. Business Overview

(1) Business Performance of the JAL Group

During the year, the Japanese economy maintained its moderate recovery course, buoyed by improvements in corporate earnings and growth in capital investment, while the employment situation improved and consumer spending strengthened. Nevertheless, the business environment for the air transportation industry remains difficult, in particular because of the persistence of high fuel prices.

Against this backdrop, the JAL Group followed up the reorganization of its sales structure in April 2006 with the merger, in October, of its two core operating companies: Japan Airlines International (responsible for international passenger operations and cargo operations) and Japan Airlines Domestic (handling domestic passenger operations). A Group reorganization was also implemented, in particular for the purpose of melding the holding company and the operating companies into a unified corporate entity. This resulted in the elimination of duplication, the acceleration of the reform of the operating structure and cost structure, and the building of a corporate culture utterly dedicated to safety and seeing things from the customer's perspective.

In air transportation business we implemented structural reforms aimed at enhancing profitability, including the restructuring or closure of poorly performing routes, the thorough reallocation of resources to highly profitable and fast-growing routes, and the downsizing of aircraft types. Other steps taken included the review of business processes and other measures to reform the cost structure radically and measures to reduce personnel costs, including by cutting basic wages by 10%. To counter sharp rises in prices of aviation fuel, we took steps to absorb them as much as possible by such means as flexible hedging while monitoring crude-oil prices, and the addition of fuel surcharges, in this way endeavoring to improve profitability.

In addition, as part of the strategy called for in our medium-term business plan, to enable us to acquire highly economical aircraft, we increased our capital through a public offering in July, raising ¥148.5 billion.

As part of efforts to ensure safe aviation, based on the recommendations of the Safety Advisory Group, an external committee of experts, in April 2006 we established the Corporate Safety Division, strengthening our structure for ensuring safety improvement throughout the Group. Also, to ensure that the lessons drawn from past accidents are not forgotten and to reaffirm the importance of safe aviation, we established the Safety Promotion Center, which is being used to provide safety education to employees.

The decision was also taken to become an official member of oneworld™, one of the world's three major global airline alliances, which will expand our network. This will enable us to give our customers added value, convenience, and comfort through an array of services, including by means of collaboration in e-ticketing and mileage member services, the mutual provision of airport lounges, and the operation of codesharing flights.

During the period under review, the total volume of passengers and cargo carried by the JAL Group (on international and domestic routes combined) declined by 3.2% year-on-year, to 13,450.23 million ton-kilometers, owing to the reorganization of the international route network.

On a consolidated basis (142 consolidated subsidiaries; 20 affiliates accounted for by the equity method) the Group posted operating revenues of ¥2,301.9 billion, up by 4.7% from the previous fiscal year. The increase in operating expenses was held to 2.4% year-on-year, to ¥2,278.9 billion, as the sharp rises in fuel prices were partially offset by reductions in spending, including the transfer of the substitutional portion of welfare pension funds. As a result, the Group achieved operating income of ¥22.9 billion, representing a ¥49.7 billion year-on-year increase, and ordinary income of ¥20.5 billion, up by ¥62.1 billion, as the competitiveness of its air transportation business underwent a recovery. However, as a result of factors such as a partial reduction of deferred tax assets, the Group posted a net loss of ¥16.2 billion for the reporting period.

(2) Performance of the JAL Group by Business Segment

International Passenger Operations

In route operations, progress was made in rebuilding the route network to better meet trends in demand and place greater emphasis on profitability. Specifically, as a result of the air transportation agreement between Japan and China reached in July 2006, we increased flights on routes such as Tokyo-Shanghai and Tokyo-Guangzhou. We also expanded our codesharing alliances with other airlines on China routes, operating the maximum number of flights between Japan and China. To meet business demand we gave travelers greater convenience by increasing flights on routes such as Tokyo-Delhi and Tokyo-Moscow, while suspending flights on other routes such as Osaka-Brisbane-Sydney and Tokyo-Las Vegas; this formed part of our policy of route selection and concentration.

In addition, we accelerated the renewal of aircraft, including by operating Boeing 777s on most European routes, and we also continued the downsizing of aircraft types and took steps to enhance service quality and secure greater economies. We also transferred some Asian routes, such as the Jakarta route, to JALways, a Group airline, so as to bolster our cost-competitiveness still further.

We also took the decision to become an official member of oneworld™, a major global airline alliance, at the same time continuing to increase one-on-one collaboration with other airlines.

In regard to service strategy, we further extended the number of routes on which aircraft are fitted with the popular JAL SHELLFLAT SEAT, enhancing passenger comfort still further. We also enhanced airport services, including by inaugurating the "JAL Fast Security Lane" at Narita International Airport to offer smoother security checks for First Class passengers and others boarding flights frequently. This was the first-ever such facility at any of Japan's airports handling international flights.

In the sphere of in-flight catering, the Takitate Gohan (freshly-cooked rice) service, which has been well-received in First Class and Executive Class on European and North American routes, was also started on some Southeast Asian routes. Additionally, on Chinese routes we took steps to make the in-flight meals even better, including by introducing the Gozen range of Japanese dishes, including Sushi-Gozen, in Executive Class, and by starting to change the menus twice every month in Economy Class on some routes.

In our marketing we sought to cater vigorously to business demand by increasing the number of companies enrolled in the "JAL Corporate Flight Merit" program to around 600, which provides a variety of privileges for company personnel making overseas business trips. Services for business travelers were also extended by providing the "With JAL You Can Choose! Europe/Mainland US Routes Okaeri Service" and the "JAL China Business Gateway Program" to support customers making business trips to China.

Steps were also taken to satisfy increasingly varied tourist demand. Among these there was a year-on-year increase in the number of charter flights, which offer the convenience and comfort of direct flights, to destinations for which there is high demand, such as Hawaii and Palau.

JAL has also sought to increase customer numbers by making the JAL Mileage Service more attractive. For example, we have adopted a strategy in common with that used on domestic routes by reaching agreement with Odakyu Electric Railway and Kinki Nippon Railway to issue partnership cards for earning mileage points, and we have also made it possible for people to exchange points and miles with Yahoo! JAPAN, the "Surutto Kansai" Association, and the Kanku Club Card (Kansai International Airport).

Passenger capacity fell by 9.5% as measured by available seat-kilometers, owing to the enhanced efficiency of route operations, but the number of passengers on JAL Group international routes fell by only 5.1%, to 13.46 million passengers. However, revenues increased by 5.0% year-on-year, to ¥724.8 billion, owing to factors such as the growth in business demand and the revision of fares.

Domestic Passenger Operations

In domestic passenger operations the numbers of flights and the aircraft used were adjusted to match demand according to each season and each time-band.

From November onwards in particular, we pursued this objective by introducing the "Weekend Big" timetable for Saturdays and Sundays, on which for certain flights larger aircraft were used, and the flights increased on routes on which demand is high at weekends, for example from Haneda to Sapporo, Kagoshima, Kumamoto, and Okinawa. This both boosted customer convenience and maximized revenues.

Also, continuing last year's practice, the operation of MD81 aircraft was transferred to Group airline JAL Express, expanding our low-cost operating structure. Efforts were also made to improve profitability in the face of the very high level of cost for aviation fuel, including through the commissioning of highly fuel-efficient next-generation Boeing 737-800s, which were brought into service on the Haneda–Yamaguchi/Ube and Haneda–Miyazaki routes in March 2007.

With regard to service strategy, the "Class-J" seats have enjoyed a high rate of usage since their introduction, and during the year we increased the number of these seats on widebody and medium-sized aircraft, also fitting them progressively on smaller planes such as Boeing 737s and MD90s.

Since October the JAL IC Check-in Service, known familiarly as "Touch & Go," has also been available for use by passengers on package tours.

Various marketing measures were employed to stimulate demand, while fares were increased as a means of countering high fuel costs. These included the introduction of the new special "Sakitoku (Advance) Discount Fares", in which the prices are fine-tuned in line with demand, and the stepping-up of advertising and publicity, plus the widening of the periods of "Bargain Fares" and "Birthday Discount Fares" and the introduction of "Special Bargain Fares" to commemorate the integration of Japan Airlines International and Japan Airlines Domestic.

Sales-promotion measures included not only the conduct of ongoing tourism campaigns to Okinawa, Hokkaido, Kyushu, and Shikoku, but also the "JAL Minna no Natsuzora" promotion jointly with international routes during the summer holiday period, and the "JAL Heartful Campaign" during the winter, all designed to promote usage by both individual and group travelers.

In spite of these measures, demand by individual travelers was late in recovering, and business demand was particularly lackluster. As a result, the JAL Group's total number of domestic passengers rose by only 0.3% from the previous fiscal year, to 43.98 million, and revenue was up by 2.4% year-on-year, to ¥675.6 billion.

Cargo and Mail

With regard to cargo exports on international routes, demand in Europe eased somewhat during the year, but demand for exports to North America was on a recovery trend, centered on the fields of construction machinery and production equipment, and demand for shipments to China was robust throughout the year. On the import side, demand was sluggish overall, owing to factors such as the strength of the euro with regard to flights originating in Europe, and to lower capacity resulting from a reduction in passenger flights with regard to cargoes originating in Southeast Asia.

In regard to route management we further enhanced supply capacity and profitability by adding a Boeing 747-400 all-cargo transport freighter to the fleet, and in September we strengthened the Asian route network by bringing a dedicated freighter into service in Manila. In addition, we availed ourselves of Kansai International Airport's advantage of being able to operate round the clock by operating late-night cargo flights to Shanghai from July on a temporary basis, and in October began operating them as scheduled flights.

Tie-ups with other operators continued to be pursued. In June we formed a tie-up with Florida West International Airways, a specialist airfreight company in the southern U.S., to meet demand for the shipping of cargoes into and out of Miami and Dallas. In China the convenience of services was improved by supplementing the existing truck forwarding service by the start, in July, of an airline forwarding service in partnership with China Eastern Airlines.

As a result, the JAL Group's total cargo transportation volume fell by 0.6% from the previous fiscal year, to 4,515.81 million ton-kilometers, but factors such as fuel surcharges enabled revenue to be increased by 5.5% from the previous fiscal year, to ¥190.5 billion.

In international mail services, the volume of business originating in China remained robust throughout the year, supplemented by robust volume from the Americas from the second half.

In the sphere of domestic cargo operations we secured a higher level of demand than in the previous year. This was because although at the outset of the year the downsizing of passenger aircraft reduced the availability of hold space, we implemented an intricate sales strategy involving the segmentation of time-bands.

In regard to route management we formed a tie-up with Galaxy Airlines in November, beginning airline freight forwarding by means of late-night flights, and thereby generating new demand.

In addition, a system of weighing domestic cargoes with the use of IC tags was brought into use and installed on a full-scale basis at 13 domestic airports. This has ensured highly reliable weight management so as to enhance safety, and has also increased productivity.

In consequence, the total volume of domestic air cargo transportation increased by 3.1% year-on-year, to 400.5 million ton-kilometers, but revenue slipped by 1.7% from the previous year, to ¥28.9 billion.

Domestic mail is subjected to very flexible space management in conjunction with domestic cargo in a way that minimizes the impact of a decline in supply capacity. In consequence, demand remained around its year-earlier level.

Other Operations

Airline-related business achieved profit growth, in spite of a reduction in supply capacity on international routes, owing to factors such as the maintenance of revenue from in-flight catering at around its year-earlier level, and an increase in productivity. In addition, the electric power supply business, which includes the supplying of electricity to aircraft, continued to perform well.

In travel services the number of people traveling overseas decreased, in part because of the reorganization of JAL route management, but domestic passenger business remained around its level in the previous year.

In the sphere of credit card and leasing services, in the card business the number of JAL Card members rose strongly, owing to measures to attract new cardholders, and revenue in card business increased as a result.

In the hotel and resort business, ongoing sales of holdings of hotel assets meant that the switch in the hotel segment to commissioned hotel management business for specialty hotels for businesspeople was almost completed.

As a net result of these developments, revenue from airline-related operations (after consolidation adjustments) rose by 2.5% from the previous fiscal year, to ¥700.7 billion.

(3) Issues to Be Addressed by the JAL Group

Demand for air transportation is forecast to expand steadily in tandem with the recovery of the Japanese economy. Since the 2001 fiscal year, however, the JAL Group has been unable to achieve an adequate level of profitability, in part because of factors such as the 9/11 terrorist attacks in the U.S., SARS (severe acute respiratory syndrome) outbreaks, and steep rises in aviation-fuel prices, and the economic environment remains very difficult.

Given these circumstances, the JAL Group drew up its FY2007-2010 Medium-Term Revival Plan, the aim of which is to rebuild the foundation of the Group's business and maintain a stable level of profit.

In order to raise the level of safety still higher we will continue to put into action the recommendations of the Safety Advisory Group, enhancing the safety-management structure, and nurturing a safety culture. In addition, we will firmly establish a Plan, Do, Check, Act (PDCA) inspection cycle entailing the gathering and analysis of information, the formulation and implementation of countermeasures, and then verification, and we will advance further with safety measures now in place to prevent the recurrence of problems, aiming to establish totally comprehensive preventative measures.

A priority measure is to enhance profitability by renewing the fleet through the active introduction of highly economical medium and small aircraft.

In addition, we will address the opportunities presented by the planned increase in takeoff and landing slots at Narita International Airport from FY2009 and the re-expansion and internationalization of Tokyo International Airport (Haneda), and concentrate resources on fast-growing and highly profitable routes. In addition, we will seek to gain a competitive edge by providing the finest quality products and services by such means as introducing a first class on domestic routes and a premium economy class on international routes.

We will also build an efficient Group operating structure by such means as expanding the scale of operations of low-cost operators, and will take steps to raise labor productivity and implement extensive cost-cutting measures.

In addition, to concentrate management resources on the JAL Group's core air transportation business, ongoing efforts will be made to restructure related businesses.

The JAL Group recognizes that fiscal 2007 will be of crucial importance in achieving its goal of corporate revival, and the management and employees of the Group are working together to implement the various measures devised as part of the Medium-Term Revival Plan. Of the tasks being tackled, cost reduction – premised on the condition that it does not in any way hinder the achievement of our overriding objective of ensuring the safety of flight operations – will be applied to all areas of the Group's operations. With this concept at base, we will proceed to reform our cost structure across all our fields of operation. In regard to personnel expenses, in addition to maintaining the 10% reduction in the base wage which we have been applying since fiscal 2006, in fiscal 2007 we will be making an additional reduction of ¥50 billion through such measures as cutting back on bonuses and encouraging staff to take advantage of our early retirement scheme. We have already begun preparations for taking these measures, and we also plan to greatly reduce pension expenses by revising our existing retirement benefit plan.

We plan to reduce our workforce on a consolidated basis by 4,300 by the end of fiscal 2009. This workforce reduction will be made possible by raising staff productivity through the application of an early retirement scheme, among other measures, and restructuring our affiliated companies. Of the aforementioned 4,300-employee reduction, 2,300 will be off the payroll by the end of fiscal 2007.

The JAL Group bears considerable interest-bearing debt, lease obligations, and retirement benefit obligations, and the maintenance of good relations with financial institutions is vital for enabling us to raise the funds required to redeem this debt and renew our fleet. If the stance of financial institutions towards the JAL Group were to undergo a significant change, for example if the goals of the Medium-Term Revival Plan were not met, that may make it more difficult to procure funds. In this respect, too, the total achievement of the plan's goals is a prerequisite for positioning the JAL Group to generate a stable level of profit on an ongoing basis, and will also be of great importance for enabling us to raise funds smoothly from financial institutions and the capital markets.

In accordance with the new Group vision that "The JAL Group is a global player bridging the world with safety, security and quality as our top priorities," all Group employees are engaged in implementing reform. Premised on the firm maintenance of the safety of flight operations, which constitutes the very foundation of the Group, we are committed to gaining an accurate understanding of what customers want and of providing services by adopting the customer's perspective, providing an ever-greater standard of comfort, convenience, and on-schedule service. In addition, we will repay the confidence held in us by our stakeholders by means of vigorous dedication to fulfilling our corporate social responsibilities, also fulfilling our responsibility to our shareholders through the steady implementation of the Medium-Term Revival Plan, the enhancement of profitability, and the building of a solid corporate fabric.

In these endeavors we ask for your continuing understanding and support.

(4) JAL Group Capital Investment

The aggregate amount of capital investment by the JAL Group during the term was ¥160.1 billion, up by 10.1% year-on-year. This comprised ¥113.7 billion of investments in aircraft, up by 5.7%; ¥21.7 billion in ground equipment, up by 12.3%; and ¥24.7 billion in intangible fixed assets, up by 33.1%.

A total of 9 new aircraft were introduced during the term, of which 1 was purchased and 8 were leased. In addition, 1 aircraft was purchased upon the expiry of its lease, 3 were converted from passenger to cargo use, and 13 were decommissioned.

Among aircraft currently on order, 52 were included in the figure for capital investment made during the term, in such forms as prepaid expenses.

(5) JAL Group Fund Procurement

To procure the funds required for the capital investment described above, the Group raised a total of ¥170.6 billion, comprising ¥148.5 billion from a capital increase, and ¥22.1 billion in the form of long-term borrowings.

(6) Sale of JAL Group Companies

1. On March 15, 2007 the Company sold to Odaiba Urban Development Co., Ltd. its entire investment (11,077 shares, accounting for 48.55% of all voting rights) in Tokyo Humania Enterprise Inc. (operator of Hotel Nikko Tokyo), an affiliate accounted for by the equity method.

2. On March 28, 2007 the Company sold to Sojitsu Corporation a portion (3,832,500 shares, accounting for 30% of all stock issued and outstanding) of its investment in its consolidated subsidiary JALUX Co., Ltd. In line with this, the relationship of JALUX to the Company was changed from consolidated subsidiary to affiliate accounted for by the equity method.

(7) JAL Group Assets and Business Results

Item	2nd term (FY2003)	3rd term (FY2004)	4th term (FY2005)	5th term (FY2006)
Operating revenue (¥ million)	1,931,742	2,129,876	2,199,385	2,301,915
Ordinary income (¥ million)	(71,938)	69,805	(41,608)	20,576
Net income (¥ million)	(88,619)	30,096	(47,243)	(16,267)
Net income per share (¥)	(45.19)	15.24	(23.88)	(6.52)
Total assets (¥ million)	2,133,418	2,162,654	2,161,240	2,091,233
Net assets (¥ million)	159,273	194,746	148,066	331,873
Net assets per share (¥)	81.16	98.34	74.78	113.97

Notes

1. Parentheses indicate losses.
2. Net income per share is calculated based on the average number of issued shares for the entire term, and net assets per share is calculated based on the number of issued shares at the end of the term. In each case, the number of shares of treasury stock is deducted from the number of issued shares.
3. As of the fifth term the Accounting Standard for Presentation of Net Assets in the Balance Sheet (ASBJ Statement No. 5, Accounting Standards Board, December 9, 2005) and the related Implementation Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet (ASBJ Guidance No. 8, December 9, 2005) are being applied.

In the second term, the fiscal year to March 2004, in spite of cost reductions achieved through the business integration, there was a substantial decline in passenger demand on international routes owing to developments such as the Iraq war and the SARS outbreaks. As a result, the Group incurred a net loss of ¥88.6 billion.

In the third term, the fiscal year to March 2005, amidst a severe business environment caused by a surge in aviation fuel prices we recorded increased revenue owing to factors such as a revision in planned numbers of flights and routes and also in fares. Combined with various successful cost-reduction measures, this brought about an improvement in the balance of income and expenditure, and the Group recorded net income of ¥30 billion.

In the fourth term, the fiscal year to march 2006, we revised our management of international route operations and reformed the cost structure, but were hit by soaring prices of aviation fuel and by a series of safety-related problems that led to the faltering of demand among individual travelers. In consequence, a net loss of ¥47.2 billion was incurred.

The situation in the fifth term is described in the preceding section "1. Business Overview (1) Business Performance of the JAL Group."

(8) Status of Major JAL Group Subsidiaries

Company name	Capital (¥ million)	Ratio of voting rights (%)	Main line of business
Japan Airlines International Co., Ltd.	100,000	100.0	Air transportation
Japan Asia Airways Co., Ltd.	4,310	100.0	Air transportation
Japan Trans Ocean Air Co., Ltd.	4,537	*70.1	Air transportation
JALways Co., Ltd.	3,000	*100.0	Air transportation
JAL EXPRESS Co., Ltd.	2,500	*100.0	Air transportation
Japan Air Commuter Co., Ltd.	300	*60.0	Air transportation
AGP Corporation	2,038	60.2	Power supply to aircraft
JALPAK Co., Ltd.	900	*78.6	Travel product planning and sales
JAL Tours Co., Ltd.	80	*81.4	Travel product planning and sales
JAL Hotels Co., Ltd.	4,272	*90.7	Hotel management, hotel operation subcontractor

Notes

1. An asterisk (*) indicates the ratio of voting rights, including those held via subsidiaries.
2. On April 1, 2006, Japan Airlines International Co., Ltd. merged with JAL Sales Co., Ltd.; Japan Airlines International Co., Ltd. is the surviving company.
3. On October 1, 2006, Japan Airlines International Co., Ltd. merged with Japan Airlines Domestic Co., Ltd.; Japan Airlines International Co., Ltd. is the surviving company.
4. As a result of the sale by the Company of its holding of shares, JALUX Inc. ceased to be a subsidiary of the Company.

(9) The JAL Group's Principal Activities (At March 31, 2007)

The operation of scheduled and non-scheduled air transportation businesses, aircraft maintenance business, and additional and related business activities

(10) Principal Branch Offices and Service Centers of the JAL Group (At March 31, 2007)

JAL Head office: 4-11, Higashi-Shinagawa 2-chome, Shinagawa-ku, Tokyo

In Japan: Sapporo, Hakodate, Asahikawa, Obihiro, Kushiro, Kitami, Aomori, Akita, Morioka, Yamagata, Sendai, Fukushima, Tokyo, Niigata, Nagoya, Kanazawa, Nagano, Osaka, Wakayama, Kobe, Okayama, Hiroshima, Sanin, Matsuyama, Kochi, Takamatsu, Tokushima, Fukuoka, Yamaguchi-Kitakyushu, Nagasaki, Oita, Kumamoto, Miyazaki, Kagoshima, and Okinawa

Overseas: Seoul, Busan, Beijing, Tianjin, Qingdao, Shanghai, Dalian, Xiamen, Guangzhou, Xian, Hangzhou, Hong Kong, Manila, Bangkok, Hanoi, Ho Chi Minh City, Singapore, Kuala Lumpur, Jakarta, Denpasar, Sydney, Brisbane, Auckland, New Delhi, Cairo, Moscow, Frankfurt, Amsterdam, Zurich, London, Paris, Madrid, Milan, Rome, Vienna, Guam, Vancouver, New York, Chicago, Atlanta, Los Angeles, San Francisco, Anchorage, Honolulu, Kona, Mexico City, Sao Paulo, Taipei, and Kaohsiung

Service Centers: Haneda Maintenance Center, Narita Maintenance Center

(11) JAL Group Employees (At March 31, 2007)

Field of operations	Employees
Air transportation	22,624
Airline-related	21,090
Travel services	3,602
Credit card and leasing services	332
Other business	3,849
Total	51,497

Note: Number of employees excludes those seconded to other organizations.

(12) JAL Group Fleet (At March 31, 2007)

Type of aircraft	Number of aircraft	Number of seats or maximum weight loading	Comments
747-400 (long distance)	31	303 to 449 seats	1 is on lease
747LR-SUD (long distance)	12	403 to 483 seats	
747LR (long distance)	2	405, 435 seats	1 is on lease
747-400D (short distance)	8	546 seats	
747-400F (cargo only)	5	110 tons	2 are on lease
747F (cargo only)	9	110 tons	1 is on lease
(Subtotal)	(67)		
777-200	14	380, 397 seats	3 are on lease
777-300	7	500 seats	All are on lease
777-200ER	11	268, 302 seats	All are on lease
777-300ER	6	292 seats	5 are on lease
(Subtotal)	(38)		
A300-600R	22	290 seats	4 are on lease
767-200	3	207 seats	
767-300	22	232 to 270 seats	6 are on lease
767-300ER	15	237 seats	All are on lease
(Subtotal)	(40)		
MD-90	16	150 seats	
MD-87	8	134 seats	
MD-81	18	163 seats	6 are on lease
(Subtotal)	(42)		
737-400	23	145 to 167 seats	14 are on lease
737-800	2	165 seats	Both are on lease
(Subtotal)	(25)		
DHC 8-400	9	74 seats	6 are on lease
DHC 8-300	1	50 seats	
DHC 8-100	4	39 seats	
(Subtotal)	(14)		
CRJ200	9	50 seats	All are on lease
SAAB 340B	14	36 seats	4 are on lease
BN-2B	3	9 seats	
Total	274		

(13) Principal Creditors of the JAL Group (At March 31, 2007)

Creditor	Loan balance at the end of term (¥ million)
Development Bank of Japan	309,688
Mizuho Corporate Bank, Ltd.	100,545
The Bank of Tokyo-Mitsubishi UFJ, Ltd	91,893
Japan Bank for International Cooperation	47,386
Sumitomo Mitsui Banking Corporation	41,356
Shinkin Central Bank	17,623
Sumitomo Trust & Banking Co., Ltd.	17,150
Nippon Life Insurance Company	16,017
Mitsubishi UFJ Trust and Banking	13,617
The Dai-ichi Mutual Life Insurance Company	13,264

(14) Other Matters of Significance with Respect to the Business Performance of the JAL Group

JALI, a wholly owned subsidiary of the Company, is alleged to have been involved in anti-competitive practices such as price-fixing and collusion with several international cargo operators and its cargo operations office in Frankfurt was inspected by the European Union antitrust authorities on February 14, 2006. On the same date, the U.S. Department of Justice inspected JALI's cargo operations office in New York. In relation to the investigation of alleged anti-competitive practices, certain air cargo customers have filed class action lawsuits in the U.S against international cargo operators including JALI claiming that alleged price-fixing practices have damaged their interests and such practices should be enjoined. No amounts of damages or compensation have been specified in these class action proceedings, but penal compensation is demanded. In addition, a number of class-action suits making very similar claims were initiated in Canada and Australia (though penal compensation may not be demanded under Canadian and Australian laws). The management of the Company holds the view that these investigations and class action lawsuits could have a material impact on the results of operations of the Group. However the management is unable to estimate the possible outcome of the ongoing investigations and class action lawsuits reasonably at this stage, since investigations by the authorities of a number of jurisdictions (including the European Union, the United States, Canada, Switzerland, and Australia) remain ongoing.

2. Shares

(1) Number of shares issued 2,732,383,250 shares (750,000,000 year-on-year increase)

The increase in the number of issued shares was attributable to the issuance of new shares for the public offering, and a capital increase by means of the issue of shares to third parties by exercising an overallotment option.

(2) Number of Shareholders 425,070 (95,148 year-on-year increase)

(3) Major Shareholders

a. Shareholders holding 10% or more of the total number of share issued (excluding treasury stock)

None

b. Principal shareholders

Name	Shares (1,000)	Ratio of Voting Rights
State Street Bank and Trust Company	87,700	3.25%
Tokyu Corporation	80,428	2.98
The Tokio Marine & Nichido Fire Insurance Co., Ltd.	75,471	2.80
Eitaro Itoyama	48,000	1.78
The Master Trust Bank of Japan, Ltd. (trust account)	45,272	1.68
Nissay Dowa General Insurance Co., Ltd	43,076	1.60
JAL Group Employees' Stockholding	41,531	1.54
Mizuho Corporate Bank, Ltd.	35,303	1.31
The Bank of Tokyo-Mitsubishi UFJ, Ltd	34,772	1.29
Japan Trustee Services Bank, Ltd. (trust account)	34,190	1.27

Note: Ratios of voting rights are calculated after subtracting treasury stock (2,302,504 shares).

3. Subscription Rights

(1) Subscription Rights Currently Issued (At March 31, 2007)

Subscription rights pertaining to currently issued bonds with subscription rights

	Guaranteed Euroyen convertible bonds with subscription rights, maturing in 2011
Date of issuance decision	March 17, 2004
Number of subscription rights*1	20,229
Class & number of issued shares*1	50,737,396 ordinary shares
Issue price	Gratis
Conversion price*2	¥398.7
Period for exercise of conversion rights	April 19, 2004, to March 11, 2011

Notes:

1. On March 25, 2007, bearers of the above bonds with subscription rights requested the redemption of their holdings of Company bonds at 100% of face value, with the result that a portion of the said bonds (redemption amount: ¥79,771 million) were redeemed, and the 79,771 subscription rights attached to the said bonds were cancelled.
2. A total of 750 million new shares were issued at an issue price of ¥198 on July 27, 2006, and August 28, 2006, and in consequence the initial issue price of ¥440 was adjusted.

4. Company Officers

(1) Directors and Auditors

Title	Name	Area of responsibility and representative status at other companies
Chairman	Toshiyuki Shinmachi	Chairman, Executive Management Board
President	Haruka Nishimastu	JAL Group CEO Representative Director & President, Japan Airlines International Co., Ltd. (JALI) Chairman, All Japan Air Transport and Service Association
Senior Managing Director	Kiyoshi Kishida *	Corporate Safety Division Senior Managing Director, JALI
Managing Director	Katsuyuki Arai *	Cabin Services
Managing Director	Katsuhiko Nawano *	Airport Projects

Title	Name	Area of responsibility and representative status at other companies
Managing Director	Fumio Tsuchiya	Corporate Communications (Public Relations, Investor Relations) Legal Affairs Business Activities Reappraisal Environmental Affairs
Senior Vice President	Toshikazu Endo *	Engineering & Maintenance
Senior Vice President	Shoji Fukai *	Flight Operations
Senior Vice President	Yutaka Yoshino *	Cargo & Mail
Senior Vice President	Osamu Sasahara *	Engineering & Maintenance (Assistant to Mr. Endo)
Senior Vice President	Kimio Hiroike*	Airport Operations Division Purchasing
Senior Vice President	Toshio Annaka *	Human Resources Management
Senior Vice President	Masato Uehara *	Passenger Sales & Marketing Customer Satisfaction Improvement
Senior Vice President	Tetsuya Takenaka *	General Manager, Corporate Planning Finance
Senior Vice President	Teruo Harafuji *	Flight Operations (Assistant to Mr. Fukai)
Senior Vice President	Shunji Kono	Advisor, The Tokio Marine & Nichido Fire Insurance Co., Ltd.
Senior Vice President	Ken Moroi	Advisor, Taiheiyo Cement Corp.
Senior Vice President	Shinobu Shimizu	Advisor, Tokyu Corp.
Senior Corporate Auditor (standing)	Yasunaka Furukawa	
Corporate Auditor	Teruhisa Ishizawa*	
Corporate Auditor	Yoshihisa Akiyama	Advisor, The Kansai Electric Power Co., Inc. Chairman, Kansai Economic Federation
Corporate Auditor	Masao Nishimura	Former President, The Industrial Bank of Japan, Ltd.
Corporate Auditor	Masatake Matsuda*	Advisor, East Japan Railway Company

Notes:

1. Shunji Kono, Ken Moroi, and Shinobu Shimizu are outside directors.
2. Yoshihisa Akiyama, Masao Nishimura, and Masatake Matsuda are outside auditors.
3. The directors and auditors marked with * were elected at the fourth annual general meeting of shareholders, convened on June 28, 2006, and duly assumed office.
4. By resolution of the regular meeting of the board of directors convened on February 21, 2007, the following changes were made to the representative directors and executive directors, and these directors assumed office on April 1, 2007.
   Katsuhiko Nawano, Managing Director, became Executive Vice President, and Tetsuya Takenaka, Senior Vice President, became Managing Director.
5. By resolution of the meeting of the board of corporate auditors, Teruhisa Ishizawa, Corporate Auditor, assumed office as Senior Corporate Auditor of the Board on April 1, 2007.

The names and areas of responsibilities of the executive officers are as follows.

Title	Name	Area of responsibility
Executive Officer	Shunichi Saito	IT Service Planning
Executive Officer	Masaaki Haga *	Corporate Safety Division (Assistant to Mr. Kishida)
Executive Officer	Toshiro Moriya *	Corporate Communications (Public Relations, Investor Relations) (Assistant to Mr. Tsuchiya) Executive Secretariat Office Strategic Corporate Relations
Executive Officer	Shinobu Kobayashi **	Safety Supervision Deputy General Manager, Corporate Safety (Assistant to Mr. Kishida)
Executive Officer	Kunio Hirata *	Deputy General Manager, Corporate Planning
Executive Officer	Atsuro Nishi *	Associated Businesses
Executive Officer	Toshinari Ohshima ***	Deputy General Manager, Human Resources Management (Assistant to Mr. Annaka)
Executive Officer	Yoshimasa Kanayama ***	Finance Accounting Vice President, Finance Dept.

Notes:

1. The executive officers marked with * assumed office on April 1, 2006, those marked ** assumed office on May 1, 2006, and those marked *** assumed office on October 1, 2006.
2. Executive Officers Toshiro Moriya and Shinobu Kobayashi completed their terms of office and retired on March 31, 2007.
3. By resolution of the regular meeting of the board of directors convened on February 21, 2007, the following Senior Executive Officer and Executive Officers were elected, and assumed office on April 1, 2007.

Senior Executive Officer: Susumu Miyoshi

Executive Officers: Shunichi Saito, Masaaki Haga, Kunio Hirata, Atsuro Nishi, Toshinari Ohshima, Yoshimasa Kanayama, Muneyuki Mitsui, Takao Fukuchi, Tadao Sakai, Ichiro Morii and Shigemi Kurusu

(2) Directors and Auditors Retired during the Year

Among the directors and auditors in office as of the day immediately following the fourth annual general meeting of shareholders, convened on June 28, 2006, the following officers retired during the year under review.

Title at retirement	Name	Date of retirement
Corporate Auditor	Masao Nishimura	August 1, 2006
Senior Vice President	Ken Moroi	December 29, 2006
Managing Director	Katsuyuki Arai	March 31, 2007
Managing Director	Fumio Tsuchiya	March 31, 2007
Senior Vice President	Hisaichi Endo	March 31, 2007
Senior Vice President	Shoji Fukai	March 31, 2007
Senior Vice President	Yutaka Yoshino	March 31, 2007
Senior Vice President	Osamu Sasahara	March 31, 2007

Notes:

1. Corporate Auditor Masao Nishimura passed away on August 1, 2006.
2. Senior Vice President Ken Moroi passed away on December 29, 2006.
3. Managing Directors Katsuyuki Arai and Fumio Tsuchiya, and Senior Vice Presidents Hisaichi Endo, Shoji Fukai, Yutaka Yoshino, and Osamu Sasahara resigned from office and retired.
4. In addition to the above, Senior Corporate Auditors Toshiyuki Sakai and Shigeo Matsui, and Corporate Auditor Seiso Neo, resigned from office upon the termination of the annual general meeting of shareholders convened on June 28, 2006.

(3) Amounts of Compensation Paid to Directors and Corporate Auditors

Title	Number of directors and auditors	Amount
Directors (o/w outside statutory directors)	18 (3)	¥86 million (¥10 million)
Corporate auditors (o/w outside statutory auditors)	5 (3)	¥27 million (¥7 million)

Notes:

1. In addition to the above amounts, in accordance with a resolution passed at the annual general meeting of shareholders convened on June 28, 2005, with regard to payments for the termination of retirement bonuses, retirement bonuses have already been paid or are scheduled to be paid as set out below to directors and auditors retiring between March 31, 2006, and March 31, 2007.
   5 retiring directors: ¥40 million (including ¥3 million to 1 outside director)
   3 retiring auditors: ¥32 million (including ¥3 million to 1 outside auditor)
2. The Company's directors and auditors serve concurrently as officers of operating subsidiaries Japan Airlines International Co., Ltd. and Japan Airlines Domestic Co., Ltd., both of which pay compensation as set out below. Japan Airlines Domestic Co., Ltd. merged with Japan Airlines International Co., Ltd. on October 1, 2006.

Title	Number of directors and auditors	Amount
Directors (o/w outside statutory directors)	18 (3)	¥234 million (¥5 million)
Corporate auditors (o/w outside statutory auditors)	5 (3)	¥23 million (¥4 million)

(4) Outside Directors and Corporate Auditors

1. Status of concurrent positions as executive directors, or outside directors or auditors in other companies

(At March 31, 2007)

Title	Name	Position at other companies
Senior Vice President (nonstanding)	Shunji Kono	Senior Vice President (nonstanding), JALI Director (nonstanding), Nippon Sogo Juseikatsu K.K. Director (nonstanding), Nikon Corporation Director (nonstanding), Seiko Instruments Inc. Director (nonstanding), Shin-Etsu Chemical Co., Ltd. Corporate Auditor (nonstanding), Mitsubishi Research Institute, Inc. Corporate Auditor (nonstanding), Tokyu Corporation
Senior Vice President (nonstanding)	Shinobu Shimizu	Director & Advisor, Tokyu Corporation Senior Vice President (nonstanding), JALI Director (nonstanding), Tobu Railway Co., Ltd. Director (nonstanding), Toei Company, Ltd. Director (nonstanding), Shochiku Co., Ltd.

Title	Name	Position at other companies
Corporate Auditor (nonstanding)	Yoshihisa Akiyama	Corporate Auditor (nonstanding), JALI Representative Director & Chairman, Keihanna Interaction Plaza Inc. Director (nonstanding), Nippon Life Insurance Company
Corporate Auditor (nonstanding)	Masatake Matsuda	Corporate Auditor (nonstanding), JALI

2. Principal activities

Title	Name	Principal activities
Senior Vice President (nonstanding)	Shunji Kono	Attended 88% of the meetings of the Board of Directors held during the year under review, and backed by extensive experience in corporate management and other fields, and by profound insight, he gave advice and made proposals to ensure the soundness and appropriateness of the Board's decision-making.
Senior Vice President (nonstanding)	Ken Moroi	Attended 45% of the meetings of the Board of Directors held during his term of office in the year under review, and based on his wealth of experience, in particular long practical experience of the business world, and his considerable insight, he gave advice and made proposals to ensure the soundness and appropriateness of the Board's decision-making.
Senior Vice President (nonstanding)	Shinobu Shimizu	Attended 76% of the meetings of the Board of Directors held during the year under review, and based on profound scholarship derived from long experience principally in the transportation industry and a wealth of experience and insights in corporate management and other fields, he gave advice and made proposals to ensure the soundness and appropriateness of the Board's decision-making.
Corporate Auditor (nonstanding)	Yoshihisa Akiyama	Attended 35% of the meetings of the Board of Directors held during the year under review and 77% of meetings of the Board of Corporate Auditors. Based on his extensive experience, in particular practical experience of the business world, and his keen insights, he gave advice and made proposals in regard to management problems facing the Company, and matters such as methods of administering the Board of Directors.

Title	Name	Principal activities
Corporate Auditor (nonstanding)	Masao Nishimura	Attended 67% of the meetings of the Board of Directors held during his term of office in the year under review, and all meetings of the Board of Corporate Auditors. Drawing in his considerable experience in corporate management and other fields and his strong insightfulness, he gave advice and made proposals in regard to management problems facing the Company and matters such as methods of administering the Board of Directors.
Corporate Auditor (nonstanding)	Masatake Matsuda	Attended 79% of the meetings of the Board of Directors held during his term of office in the year under review, and all meetings of the Board of Corporate Auditors. Based on deep knowledge derived from long experience, principally in the transportation industry, he dispensed advice and proposals on such matters as management problems facing the Company and methods of administering the Board of Directors.

3. Liability limitation agreements

Pursuant to the provisions of Article 427, Paragraph 1, of the Corporation Act, the Company has concluded agreements with all outside directors and outside auditors that limit their liability under Article 423, Paragraph 1, of the said act. The limit of their liability for damages under these agreements is the minimum amount prescribed in Article 425, Paragraph 1, of the act.

5. Independent Auditors

(1) Name of independent auditors

Ernst & Young Shinnihon

(2) Amount of compensation to be paid to independent auditors

1. Aggregate amount of compensation to be paid by the Company to the independent auditors for the fiscal year under review: ¥81 million

2. Aggregate amount of cash and other property benefit to be paid by the Company and its subsidiaries: ¥328 million

Notes:

1. The amount in 1. above relates entirely to services provided in accordance with Article 2, Clause 1 of the Certified Public Accountants Law.
2. With respect to the amount in 1. above, in the audit agreement concluded between the Company and the independent auditors, the compensation for auditing pursuant to the Corporation Act and the compensation for auditing pursuant to the Securities and Exchange Act are not demarcated and cannot practically be demarcated. Therefore, an aggregate amount is included in the above amount.

(3) Policy for dismissal and non-reappointment of independent auditors

In addition to the dismissal of independent auditors by the Board of Corporate Auditors provided for in Article 340, Paragraph 1, of the Corporation Act, if an event occurs that creates a situation that seriously impedes the Company's audit activities or casts serious doubt as to the independent auditors' ability to continue to fulfill their responsibilities, the Company shall, after obtaining the consent of the Board of Corporate Auditors or at its request, submit a proposal to a general meeting of shareholders for the dismissal or non-reappointment of the independent auditors.

6. Company System and Policies

(1) System for ensuring that the directors of the Company, in the performance of their duties, comply with the requirements of the law and of the Company's Articles of Incorporation, and system for ensuring that other business activities are appropriate

The JAL Group's first priority in the field of corporate responsibility is to ensure passenger safety; this is the very bedrock on which the Group's existence is built. Our other main responsibilities are not limited to purely business aspects, such as competing fairly and honestly through the provision of high-quality air transportation and ancillary services, and thereby earning an appropriate level of profit. We also take seriously our wider duties as a good corporate citizen, and endeavor to make a contribution to the healthy development of society. On the basis of this fundamental stance, the JAL Group has laid out a set of basic policies regarding the Group's internal control system to improve the effectiveness and efficiency of our operational procedures and to ensure the reliability of the Group's financial reports, and we take care to observe the stipulations of all relevant legislation. Concurrently with the above, by carefully identifying factors that could potentially exert a negative impact on the Group's business operations, we endeavor to minimize the risks to which our business is subject as part of our objective of raising the Group's enterprise value and achieving our business targets.

1. System for ensuring that the directors of the Company, in the performance of their duties, comply with the requirements of the law and of the Company's Articles of Incorporation

(1) As laid down by law, directors of a company must fulfill a fiduciary duty of loyalty to that company, and must exercise due care and diligence in the performance of their duties. All the directors of the Company are fully aware of their duties.

(2) In addition, the Board of Directors is responsible for determining the policies according to which the Company sets up and organizes its internal control system for ensuring compliance with legal requirements, and for drawing up specific plans relating to the said internal control system. Each director is obligated to make regular reports to the Board regarding the operation of the internal control system within his/her area of authority.

(3) We appoint outside directors on a regular basis so that they can effectively fulfill their function of monitoring the performance of all the directors.

2. System of safekeeping and management of records of the performance of their duties by the Company's directors

(1) Reports (minutes of meetings or other documents) on the decision-making processes of important bodies such as the Board of Directors and the Strategy Council, and reports on specific resolutions taken on important matters (requests for managerial decisions [ringisho]) are drawn up in accordance with the Company's regulations pertaining to the Board of Directors and other councils and committees, as well as the regulations pertaining to ringisho, and the said reports are managed and held in safekeeping in accordance with the Company's regulations governing such matters.

(2) The computer system containing "electronic ringisho" (requests for managerial decisions existing as data files) and other computer files is constantly monitored for safety from unauthorized access or tampering. In the event of the discovery of unauthorized access to or use of such files, appropriate remedial action is taken immediately.

3. Regulations and other systems relating to the management of risk

(1) To ensure effective risk management we have established a comprehensive risk management system covering the entire JAL Group. At the core of the system are a number of specialist committees, such as the Safety Measures Committee and the Compliance & Risk Management Committee.

(2) The Company, fully recognizing the critical nature of certain risks attendant on its business operations (notably risks affecting the safety of air transportation operations, as well as other business risks) to the continued prosperity, and even the very existence of the Company, constantly reviews its risk management regulations, and revises them as deemed necessary. At all times the Company puts priority on proactive measures to prevent the occurrence of problems.

(3) Through the clear delineation of the channels of communication for urgent notifications in the event of an emergency, as well as of the spheres of responsibility of the Company's directors and other executives, we ensure prompt and appropriate responses to emergencies and other unforeseen contingencies. A system to prevent the recurrence of problems is also in place.

4. System for ensuring the effective performance of their duties by directors

(1) The Company has published regulations clarifying the hierarchy of its directors and the apportionment of responsibilities among the directors, and it appropriately enforces the delineation of scopes of authority and the division of labor among directors.

(2) We pursue various means of rendering our operating processes more efficient, such as reducing the number of staff in certain units where this is desirable, simplifying administrative procedures, and making more use of information technology.

5. System for ensuring compliance with legal requirements and the Company's Articles of Incorporation in the performance of their duties by employees of the Company

(1) The JAL Group as a whole endeavors to promote compliance and improve the level of understanding and knowledge concerning compliance among the employees of Group companies, principally through the sharing of information on compliance, with the Compliance & Risk Management Committee (chaired by the Group CEO and President) as the central organizational body.

(2) In accordance with the JAL Group Code of Conduct (entitled "Commitment to Society"), the Group's management works to spread understanding of, and observance of, the Group's compliance standards throughout the Group and to encourage the practice of legally and morally unexceptionable conduct in management.

(3) In line with the Whistleblower Protection Act, the JAL Group has set up a whistleblower hotline for use by all Group management and staff, and has informed all staff of its existence and purposes. All staff are encouraged to make use of this hotline system to report conduct that they suspect may be illegal.

(4) The internal audit departments of the Group keep abreast of developments in the field of compliance throughout the Group.

6. System for ensuring proper conduct of management at Group companies

(1) The Company concludes a Basic Agreement with each member company in the Group under which that member company agrees to abide by the Company's management policies and to work together with the Company toward the achievement of same corporate mission.

(2) A division has been established to take responsibility for overseeing the management and operation of other Group companies and the structure of responsibility is clearly stated. In this way guidance and support is given to all Group companies.

(3) Through the "compliance network," comprising all members of the JAL Group, compliance-related information is exchanged, enabling the fostering of higher levels of awareness regarding the importance of compliance, and facilitating efforts by individual Group companies to build or improve their own compliance systems.

(4) The Company's Internal Audit Department performs audits of all Group members.

7. Matters relating to an employee or employees assigned to assist the statutory auditors at their request

(1) An Auditing Office has been set up and staffed with full-time employees possessing specialist knowledge and experience in the auditing field, to assist the statutory auditors in the performance of their duties.

8. Independence of auditors' assistants from the directors of the Company

(1) The staff selected to assist the statutory auditors follow all orders and instructions relating to auditing work given to them by the statutory auditors. Replacement of the said staff is subject to approval by the statutory auditors.

9. System for submission of reports by the directors and employees of the Company to the Board of Corporate Auditors or to individual statutory auditors

(1) The statutory auditors are summoned to attend meetings of the Board of Directors and other important meetings, and the auditors are included in the list of persons to whom ringisho must be sent. In these ways, the auditors are kept fully informed and up-to-date regarding important matters relating to the conduct of the Company's management and day-to-day business operations.

(2) The results of audits performed by the internal audit departments are made available to the statutory auditors.

10. System to ensure the effective performance of audits by the Board of Corporate Auditors or by individual statutory auditors

(1) Care is taken to ensure that opinions are exchanged frequently between the Company's Corporate Auditors on the one hand and the independent auditors, the Company's directors and employees, and the directors and statutory auditors of subsidiary companies on the other.

(2) Appropriation of surplus

In air transportation business there was a gradual recovery in profitability during the year, with the result that consolidated ordinary income reached ¥20.5 billion. However, as a result of factors such as a partial reduction of deferred tax assets we incurred a consolidated net loss of ¥16.2 billion for the term. In view of this situation it remains difficult to secure a sufficient surplus to fund dividend payments, and for this reason we greatly regret to inform shareholders that no dividend will be paid this term.

As is explained on page 6 of this report, through the steady implementation of the FY2007-2010 Medium-Term Revival Plan we are endeavoring to further improve profitability with a view to achieving an early resumption of dividend payments, and we hope for your understanding and support.

---

1. The amounts and quantities listed in this Business Report are rounded down to the nearest unit of measure indicated. The percentage figures are rounded to the nearest digit.

Consolidated Balance Sheet   As of March 31, 2007

(Millions of yen)

	Assets	Amount		Liabilities	Amount
Assets	I. Current assets		Liabilities	I. Current liabilities	
	Cash and deposits	198,933		Accounts payable - trade	263,885
	Accounts and notes receivable - trade	262,564		Short-term borrowings	4,810
	Short-term investments in securities	13,234		Current portion of bonds	70,000
	Supplies	82,881		Current portion of long-term loans	110,549
	Deferred income taxes	2,549		Accrued income taxes	5,172
	Other	150,156		Deferred income taxes – current	16,585
	Less: Allowance for doubtful accounts	(3,008)		Other	188,792
	Total current assets	707,311		Total current liabilities	659,796
	II. Fixed assets			II. Non-current liabilities	
	(Tangible fixed assets)	(1,116,391)		Bonds	130,229
	Buildings and structures	174,019		Long-term loans	705,957
	Machinery, equipment and vehicles	31,532		Accrued pension and severance costs	129,061
	Flight equipment	742,545		Deferred income taxes- non-current	9,012
	Land	42,773		Other	125,303
	Construction in progress	105,418		Total non-current liabilities	1,099,563
	Other	20,101		Total liabilities	1,759,360
	(Intangible fixed assets)	(77,007)	Net assets	Net assets	
	Software	75,440		I. Stockholders' equity	
	Other	1,566		Common stock	174,250
	(Investments and other assets)	(189,853)		Capital surplus	79,096
	Investments in securities	66,561		Retained earnings	24,776
	Long-term loans	13,580		Treasury stock	(887)
	Deferred income taxes	7,751		Total stockholders' equity	277,235
	Other	104,344		II. Valuation and translation adjustments	
	Less: Allowance for doubtful accounts	(2,382)		Net unrealized gain on other securities, net of taxes	3,557
	Total fixed assets	1,383,253		Net unrealized gain on hedging instruments, net of taxes	35,314
	III. Deferred charges			Translation adjustments	(5,020)
	Stock issuance expenses	669		Total valuation and translation adjustments	33,851
	Total deferred charges	669		III. Minority interests	20,785
	Total assets	2,091,233		Total net assets	331,873
				Total liabilities and net assets	2,091,233

Consolidated Statement of Operations As of March 31, 2007

(Millions of yen)

Operating revenues	Amount
Operating revenues	2,301,915
Cost of operating revenues	1,885,211
Gross Profit	416,703
Selling, general and administrative expenses	393,785
Operating income	22,917
Non-operating income	33,834
Interest income	3,471
Dividend income	2,470
Equity in earnings of affiliates	2,481
Exchange gain	18,036
Other	7,374
Non-operating expenses	36,175
Interest expense	19,068
Loss on sales and disposal of flight equipment	12,257
Other	4,849
Ordinary income	20,576
Extraordinary gain	52,413
Gain on sales of fixed assets	8,822
Gain on sales of investments in securities	34,338
Other extraordinary gain	9,251
Extraordinary loss	20,933
Loss on sales and disposal of fixed assets	3,546
Special termination benefits	8,517
Loss on partial termination of defined benefit plan	2,291
Loss on impairment of fixed assets	2,600
Other	3,976
Income before income taxes and minority interests	52,055
Income taxes - current	9,953
Income taxes - deferred	54,424
Minority interests	3,945
Net loss	16,267

Consolidated Statement of Changes in Net Assets

For the year ended March 31, 2007

(Millions of yen)

	Stockholders' equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total stockholders' equity
Balance, at March 31, 2006	100,000	136,145	(90,186)	(892)	145,065
Changes during the year ended March 31, 2007					
Issuance of common stock	74,250	74,250			148,500
Transfer from capital surplus to accumulated deficit in accordance with a resolution approving elimination of deficit		(131,274)	131,274		-
Bonuses to directors and statutory auditors			(26)		(26)
Net loss for the year ended March 31, 2007			(16,267)		(16,267)
Purchases of treasury stock				(131)	(131)
Sales of treasury stock		(24)		129	105
Changes in scope of consolidation and adoption of equity method			(17)	8	(9)
Changes other than stockholders' equity, net					
Total changes	74,250	(57,048)	114,962	5	132,169
Balance, at March 31, 2007	174,250	79,096	24,776	(887)	277,235

	Valuation, translation and other					
	Net unrealized gain on other securities, net of taxes	Net unrealized gain on hedging instruments, net of taxes	Translation adjustments	Total valuation, translation and other	Minority interests	Total net assets
Balance at March 31, 2006	8,777	-	(5,776)	3,000	27,449	175,515
Changes during the year ended March 31, 2007						
Issuance of common stock						148,500
Transfer from capital surplus to accumulated deficit in accordance with a resolution approving elimination of deficit						-
Bonuses to directors and statutory auditors						(26)
Net loss for the year ended March 31, 2007						(16,267)
Purchases of treasury stock						(131)
Sales of treasury stock						105
Changes in scope of consolidation and adoption of equity method						(9)
Changes other than stockholders' equity, net	(5,219)	35,314	756	30,851	(6,664)	24,187
Total changes	(5,219)	35,314	756	30,851	(6,664)	156,357
Balance at March 31, 2007	3,557	35,314	(5,020)	33,851	20,785	331,873

Notes

Basis of Presentation of the Consolidated Financial Statements

1. Scope of Consolidation

(1) Consolidated subsidiaries
Number of consolidated subsidiaries: 142

The names of the major consolidated subsidiaries are stated in the Business Report section 1. Members of the JAL Group (8) Status of Major Subsidiaries.

In view of their significant materiality, the following companies became consolidated subsidiaries as of the period under review: JALPAK INTERNATIONAL U.S.A., INC., JAL GROUND SERVICE SAPPORO CO., LTD., JAL GROUND SERVICE OSAKA CO., LTD. (name changed from NISHINIHON AIRPORT SERVICE CO., LTD.), JAL GROUND SERVICE KYUSHU CO., LTD. (name changed from KYUSHU AIRPORT SERVICE CO., LTD.), JALTRANS, INC., CONTACT CUSTOMS CLEARANCE, INC. Former consolidated subsidiaries JAPAN AIRLINES DOMESTIC CO., LTD. and JAL SALES CO., LTD. merged with JAPAN AIRLINES INTERNATIONAL CO., LTD., HOKKAIDO AIR SERVICE CO., LTD. merged with JAL GROUND SERVICE SAPPORO CO., LTD., TOA AIR SERVICE CO., LTD. merged with JAL GROUND SERVICE CO., LTD. (name changed from AIRPORT GROUND SERVICE CO., LTD.), and GROUND AIR SERVICE CO., LTD. merged with JAL GROUND SERVICE OSAKA CO., LTD., and as a result were excluded from the scope of consolidation.

JAL MAINTENANCE SUPPORT CO., LTD. was liquidated, and as a result of the sale of shareholdings, INTERNATIONAL CATERING LTD., CHITOSE INTERNATIONAL HOTEL CO., LTD., HOTEL NIKKO ANNUPURI CO., LTD., NANSEI TOURIST DEVELOPMENT CO., LTD., and OKUMA BEACH LAND CO., LTD. were excluded from the scope of consolidation.

As a result of the reduction in the proportions of shares held owing to the sale of shares, former consolidated subsidiaries JALUX INC. and CHITOSE AIRPORT FUELLING FACILITIES COMPANY, LTD. became companies accounted for by the equity method as of the period under review.

As a result of the exclusion of JALUX INC. from the scope of consolidation, that company's subsidiaries JALUX AMERICAS, INC., JALUX EUROPE LIMITED, and JAL-DFS CO., LTD. were also excluded from the scope of consolidation.

(2) Non-consolidated subsidiaries

Name of major non-consolidated subsidiary
JAL FSC Lessee (Chi) Company, Ltd.

The total assets, operating revenue, net income (loss) and retained earnings of the non-consolidated subsidiaries are all small in scale, and have no material effect in the aggregate on the consolidated financial statements. They have therefore been excluded from the scope of consolidation.

2. Application of the Equity Method

(1) Non-consolidated subsidiaries and affiliates accounted for by the equity method

Number of non-consolidated subsidiaries and affiliates, which are accounted for by the equity method: 20
Names of the major non-consolidated subsidiaries and affiliates, which are accounted for by the equity method:

JAMCO Corporation, Airport Facilities Co., Ltd., Tokyo City Air Terminal Co., Ltd. and JAL

Information Technology Co., Ltd.

In view of its materiality, AVICOM JAPAN CO., LTD. became a company accounted for by the equity method as of the period under review. JALUX INC. and CHITOSE AIRPORT FUELLING FACILITIES COMPANY, LTD. ceased to be consolidated subsidiaries owing to the sale of their shares and consequent reduction in the proportions of shares held, and as of the period under review they became companies accounted for by the equity method.

JALUX INC. affiliates TOKYO KOKU CLEANING CO., LTD. and TOKYO KINAI YOHIN CO., LTD. were formerly companies accounted for by the equity method, but owing to the reduction in the proportions of shares as a result of the sale of JALUX INC. shares, as of the period under review they ceased to be included among companies accounted for by the equity method. In addition, owing to the sale of shares of TOKYO HUMANIA ENTERPRISE INC., formerly a company accounted for by the equity method, that company also ceased to be included among companies accounted for by the equity method.

(2) Non-consolidated subsidiaries and affiliates not accounted for by the equity method

Name of the major non-consolidated subsidiary which is not accounted for by the equity method.

JAL FSC Lessee (Chi) Company, Ltd.

The non-consolidated subsidiaries and affiliates not accounted for by the equity method had an insignificant effect on consolidated net loss and retained earnings and had no material effect on the consolidated financial statements. They have thus been excluded from being accounted for by the equity method.

3. Fiscal Years of Consolidated Subsidiaries

The balance sheet date of 24 consolidated subsidiaries including Pacific Fuel Trading Corporation is December 31 and the balance sheet date of Official Filing Co., Ltd. is February 28.Any significant differences in inter-company transactions between the balance sheet dates of those subsidiaries and the balance sheet date of the consolidated financial statements have been adjusted, if necessary.

4.Significant Accounting Policies

(1) Valuation of significant assets

(a) Investment in securities: Other securities

Marketable securities: Stated at fair value as of the fiscal year end (Valuation difference is directly charged to net assets, net of taxes.
Cost of securities sold is determined principally by the moving average method.
Non-marketable securities: Stated at cost determined by the moving average method

(b) Inventories: Stated primarily at cost by the moving average method

(c) Derivatives: Stated at fair value

(2) Depreciation of fixed assets

(a) Aircraft: Straight-line method or declining balance method

(b) Tangible fixed assets excluding aircraft:

Japan Airlines International Co., Ltd.	Straight-line method
Others	Principally, the declining balance method

(c) Intangible fixed assets: Straight-line method

(3) Amortization of deferred charges

Share transfer expenses: Amortized by straight line method over a period of three years.
Bond issuance expenses: Amortized by straight line method over a period of three years.

(4) Provision of significant allowances:

(a) Accrued pension and severance costs

- To provide for employees' severance indemnities, a provision is recorded based on the projected benefit obligation and the plan assets as of the fiscal year end.

- The unrecognized obligation at transition is being amortized by the straight-line method principally over a period of fifteen years.

- The adjustment for actuarial assumptions is being amortized by the straight-line method over a period ranging from 5 to 15 years, which falls within the average remaining years of service of the employees when incurred at respective fiscal year ends. Amortization is computed from the fiscal year subsequent to the year in which the adjustment was recorded.

- Past service cost is principally charged to income as incurred. However, certain consolidated subsidiaries have amortized past service cost by the straight-line method over a period which is less than the average remaining years of service of the employees.

- The JAL Group Pension Fund established by certain consolidated subsidiaries, whose operation was reorganized on April 1, 2006, received approval from the Ministry of Health, Labor and Welfare on April 1, 2006, with respect to the portion of the substitutional portion of the Welfare Pension Fund Plans ("WPFP") relating to past service, and the payment of the amount to be transferred to the government (minimum actuarial liability) was made on December 25, 2006. As a result, income before income taxes increased by ¥1,524 million.

- Certain domestic consolidated subsidiaries transferred parts of their retirement benefit plans to defined contribution plans, primarily on April 1, 2006, October 1, 2006, and February 1, 2007, and applied "Accounting for Transfer between Retirement Benefit Plans" (Accounting Standard Implementation Guidance No. 1). As a result, income before income taxes increased by ¥84 million.

- On October 1, 2005, consolidated subsidiary Japan Airlines International Co., Ltd. ("JALI") introduced a revised pension scheme under which employees have the option to change a portion of their existing lump-sum payment of retirement benefits to a defined contribution plan or to an early payment scheme. In addition, former consolidated subsidiary Japan Airlines Domestic Co., Ltd. entered a merger with JALI on October 1, 2006, in which JALI was the surviving company and JALI's retirement benefit plan was applied to its retirement benefit plan, resulting in the introduction of a system in which a portion of its retirement benefits were able to be changed to a defined contribution plan or an early payment scheme. In consequence, both operating income and ordinary income rose by ¥3,957 million, and income before income taxes increased by ¥2,317 million.

  With the aforementioned introductions on October 1, 2005, and October 1, 2006, of the systems in which a portion of retirement benefits were able to be changed to a defined contribution plan or an early payment scheme, a portion of the unrecognized obligation at transition, which relates to reducing the benefit obligation by revision of the pension scheme, has been amortized by the straight-line method over a period of 8 years by applying Paragraph 15 "Transitional Arrangement," of "Accounting for the Transfer between Retirement Benefit Plans" (Accounting Standard Implementation Guidance No. 1). As a result, in comparison with the method under which one-off charges were expensed, accrued pension and severance costs declined by ¥1,271 million, and income before income taxes rose by ¥238 million.

- With respect to the substitutional portion of the WPFP, on March 15, 2007, JALI received approval from the Ministry of Health, Labor and Welfare for exemption from the benefit obligation relating to future employee service. In consequence, operating income, ordinary income, and income before income taxes each increased by ¥36,639 million. At the fiscal year-end, the amount to be transferred (minimum actuarial liability) was estimated at ¥68,329 million. The potential effect on the result of operations in accordance with paragraph 44-2 of the "Practical Guidelines on Retirement Benefits Accounting (Interim Report),"Report No.13 of the Accounting System Committee of the Japanese Institute of Certified Public Accountants, was an extraordinary loss of ¥2,276 million, based on the assumption that the transfer of the substitutional portion of the benefit obligation had been completed as of the end of the fiscal year.

- As of the period under review, certain consolidated subsidiaries have changed their method of calculating pension benefit obligations from the simplified method to the principle method. As a result of this change, the ¥429 million difference between the amount of benefit obligations calculated by the two methods has been stated in the accounts as an extraordinary loss.

(b) Allowance for doubtful accounts:

The allowance for doubtful accounts is provided based on the Company's historical experience of losses on receivables. In addition to the aforementioned general allowance, a provision is made for specific potentially uncollectible receivables in the amounts of estimated losses.

(5) Translation of significant accounts denominated in foreign currencies

Foreign currency receivables and payables are translated into yen at the applicable year-end exchange rates and any gain or loss on translation is included in current earnings. Adjustments arising from the translation of assets, liabilities, revenues and expenses of the consolidated subsidiaries and affiliates which are accounted for by the equity method are included in translation adjustment under net assets and minority interests.

(6) Accounting for significant leases

Finance leases which do not transfer the ownership of the leased property to the lessee are principally accounted for as operating leases.

(7) Hedge accounting

Deferred hedge accounting is adopted. Foreign receivables and payables for which currency forward exchange contracts are designated are translated at the applicable forward foreign exchange rates. Interest rate swaps are accounted for by special method if certain conditions are met.

(8) Accounting for consumption taxes

Tax exclusion method is adopted.

(9) Adoption of consolidated tax return system

The Company and certain domestic subsidiaries have adopted the consolidated tax return system.

(10) Amortization of good will and negative goodwill

Goodwill acquired and negative goodwill recognized are amortized by the straight-line method over a period of five years.

(11) Valuation of assets and liabilities of consolidated subsidiaries

The assets and liabilities of newly consolidated subsidiaries are revalued at fair value.

5. Change in Accounting Policy

(1) New accounting standards for classification of net assets

Beginning with the reporting term, the Company has adopted new accounting standards for classification of net assets (Business Accounting Standard No. 5 issued by the Accounting Standards Board of Japan on December 9, 2005) and related practical guidelines (Implementation Guidance for Business Accounting Standards No. 8, on December 9, 2005). Amounts equivalent to shareholders' equity under the old standards came to¥275,772 million as of the balance-sheet date.

(2) Accounting standards for business combinations and business divestitures

Effective this fiscal year, the "Accounting Standard for Business Combinations" (Business Accounting Council, October 31, 2003), "Accounting Standard for Business Divestitures" (Accounting Standards Board of Japan, December 27, 2005, Corporate Accounting Standard No.7), and "Implementation Guidance on Accounting Standards for Business Combinations and Accounting Standard for Business Divestitures" (Accounting Standards Board of Japan, December 27, 2005, Accounting Standard Implementation Guidance No.10) are being applied.

(3) Change in method of depreciation of tangible fixed assets

The method used by consolidated subsidiary Japan Airlines International Co., Ltd. for the depreciation of spare parts for aircraft was formerly the declining balance method, but as of the period under review the straight-line method is being applied.

The reason for this change is that Japan Airlines International Co., Ltd. merged with another consolidated subsidiary Japan Airlines Domestic Co., Ltd. on October 1, 2006, and it became necessary to standardize the depreciation method and to harmonize it with other factors, namely that DC-10 aircraft, for which the declining balance method was used, were taken out of service in the previous term, and the medium-term business plan calls for the accelerated retirement of older aircraft and the active introduction of new aircraft, with the straight-line method as the uniform depreciation method for all aircraft and related equipment.

As a result of this change, compared with the previous methods used, the Company's operating expenses declined by ¥1,408 million, operating income increased by ¥1,408 million, and both ordinary income and income before income taxes and minority interests rose by ¥1,335 million.

6. Notes to Consolidated Balance Sheet

(1) Fractional amounts of less than one million yen have been omitted.

(2) Accumulated depreciation of tangible fixed assets ¥1,497,366 million

(3) Assets pledged as collateral and obligations related to collateral

Assets pledged as collateral
- Flight equipment ¥592,677 million
- Supplies ¥56,104 million
- Investments in securities ¥30,979 million
- Securities ¥9,031 million
- Land, buildings and other ¥158,585 million

Obligations related to collateral
- Long-term borrowings ¥428,493 million

In addition to obligations stated in the consolidated balance sheet, future lease payments totaled ¥7,592 million in the period under review. In addition, shares in certain consolidated subsidiaries have been pledged as collateral.

(4) Contingent liabilities

- Guarantees ¥5,187 million
- Commitments such as guarantees, keep-well agreements and other ¥507 million

- JALI, a wholly owned subsidiary of the Company, is alleged to have been involved in anti-competitive practices such as price-fixing and collusion with several international cargo operators and its cargo operations office in Frankfurt was inspected by the European Union antitrust authorities on February 14, 2006. On the same date, the U.S. Department of Justice inspected JALI's cargo operations office in New York. In relation to the investigation of alleged anti-competitive practices, certain air cargo customers have filed class action lawsuits in the U.S against international cargo operators including JALI claiming that alleged price-fixing practices have damaged their interests and such practices should be enjoined. No amounts of damages or compensation have been specified in these class action proceedings, but penal compensation is being demanded. In addition, a number of class-action suits making very similar claims were initiated in Canada and Australia (though penal compensation may not be demanded under Canadian and Australian laws). The management of the Company holds the view that these investigations and class action lawsuits could have a material impact on the results of operations of the Group. However the management is unable to estimate the possible outcome of the ongoing investigations and class action lawsuits reasonably at this stage, since investigations by the authorities of a number of jurisdictions (including the European Union, the United States, Canada, Switzerland, and Australia) remain ongoing.

7. Relating to Consolidated Statement of Changes in Net Assets

(1) Fractional amounts of less than one million yen have been omitted.

(2) Number of shares issued and outstanding, and number of shares of treasury stock

(Thousands of shares)

	At March 31, 2006	Increase	Decrease	At March 31, 2007
Number of shares of stock in issue:				
Common stock	1,982,383	750,000	-	2,732,383
Number of shares of common stock in treasury:				
Common stock	2,863	534	464	2,934

Notes

1. The increase of 750,000,000 in the total number of shares of ordinary shares issued and outstanding comprises an increase of 700,000,000 shares derived from capital increases by means of public offerings of stock, and an increase of 50,000,000 shares by means of a paid-in capital allotment to third parties (capital increase by means of the issue of shares to third parties by exercising an overallotment option).

2. The increase of 534,000 in the number of shares in treasury resulted from the purchase of 531,000 shares that were insufficient in number to form unit shares, 3,000 shares that reverted to the Company from among Company shares acquired by companies accounted for by the equity method. The decline of 464,000 shares of treasury stock comprised the sale of 438,000 shares that were insufficient in number to form unit shares, and a decrease of 25,000 shares owing to changes in the extent of the Company's holdings in companies accounted for by the equity method.

8. Per-Share Data

(1) Net assets per share ¥113.97

(2) Net loss per share ¥6.52

Supplementary information

The "Implementation Guidance on Accounting Standard for Net Income per Share" (Accounting Standard Implementation Guidance No. 4) was amended on January 31, 2006, and as of this fiscal year deferred hedge gains and losses are being included in net assets related to common stock. The amount of net assets per share at the end of the period under review calculated according to the method employed at the end of the previous fiscal year was ¥101.04.

Non-Consolidated Balance Sheet (As of March 31, 2007)

(Millions of yen)

Assets	Amount
I. Current assets	
Cash and deposits	8,960
Accounts receivable - trade	2,488
Short-term loans receivable from a subsidiary	90,200
Current portion of long-term loans receivable from subsidiaries	53,800
Prepaid expenses	50
Accounts receivable - other	3,764
Deferred income taxes	7
Other	3
Total current assets	159,276
II. Fixed assets	
(Tangible fixed assets)	(28)
Furniture and fixtures	28
(Intangible fixed assets)	(5)
Software	4
Other	0
(Investments and other assets)	(767,721)
Investments in securities	490
Investments in subsidiaries	213,489
Long-term loans receivable from subsidiaries	553,669
Other	72
Total fixed assets	767,754
III. Deferred charges	
Stock issuance expenses	669
Total deferred charges	669
Total assets	927,700

Liabilities	Amount
I. Current liabilities	
Accounts payable - trade	240
Current portion of long-term loans	53,800
Accounts payable - other	1,599
Accrued income taxes	14
Accrued expenses	2,467
Other current liabilities	1,610
Total current liabilities	59,731
II. Non-current liabilities	
Bonds	50,229
Long-term loans	523,669
Deferred income taxes	67
Other	49
Total non-current liabilities	574,015
Total liabilities	633,747
Net assets	
I. Stockholders' equity	
Common stock	174,250
Capital surplus	
Additional paid-in capital	111,503
Total capital surplus	111,503
Retained earnings	
Other retained earnings:	
Unappropriated retained earnings	8,718
Total retained earnings	8,718
Treasury stock	(661)
Total stockholders' equity	293,810
II. Valuation, translation and other	
Net unrealized gain on other securities, net of taxes	142
Total valuation, translation and other	142
Total net assets	293,953
Total liabilities and net assets	927,700

Non-Consolidated Statement of Operations From April 1, 2006 to March 31, 2007

(Millions of yen)

Operating revenues	Amount
Operating revenues	21,808
Cost of operating revenues	9,449
Gross Profit	12,359
Selling, general and administrative expenses	3,764
Operating income	8,594
Non-operating income	411
Interest and dividend income	354
Other non-operating income	57
Non-operating expenses	432
Amortization of start-up costs	130
Amortization of share issuance	223
Other non-operating expenses	79
Ordinary income	8,573
Extraordinary gain	503
Gain on sale of investments in subsidiaries	503
Income before income taxes	9,077
Income taxes - current	249
Income taxes - deferred	85
Net income	8,742

Non-consolidated Statement of Changes in Net Assets For the year ended March 31, 2007

(Millions of yen)

	Stockholders' equity								Valuation, translation and other		
		Capital surplus			Retained earnings						
					Other retained earnings						
	Common stock	Additional paid-in capital	Other capital surplus	Total capital surplus	Unappropriated retained earnings	Total retained earnings	Treasury stock	Total stockholders' equity	Net unrealized gain on other securities, net of taxes	Total valuation, translation and other	Total net assets
Balance at March 31, 2006	100,000	105,069	63,458	168,528	(131,274)	(131,274)	(659)	136,593	-	-	136,593
Changes during the year ended March 31, 2007											
Issuance of common stock	74,250	74,250		74,250				148,500			148,500
Transfer from capital surplus to accumulated deficit in accordance with a resolution approving elimination of deficit		(67,815)	(63,458)	(131,274)	131,274	131,274		-			-
Net income for the year ended March 31, 2007					8,742	8,742		8,742			8,742
Purchases of treasury stock							(130)	(130)			(130)
Sales of treasury stock					(24)	(24)	129	105			105
Changes other than stockholders' equity, net									142	142	142
Total changes	74,250	6,434	(63,458)	(57,024)	139,993	139,993	(1)	157,217	142	142	157,359
Balance at March 31, 2007	174,250	111,503	-	111,503	8,718	8,718	(661)	293,810	142	142	293,953

Notes to Non-Consolidated Financial Statements

1. Significant Accounting Policies

(1) Valuation of securities

Investments in subsidiaries and affiliates: Stated at cost determined by the moving average method

Available-for-sale securities

Securities with market prices are stated at fair value as of the balance sheet date. (Net unrealized gains or losses on these securities are recorded directly in net assets, and costs of securities sold are computed using the moving average method.)
Securities without market prices are stated at cost determined by the moving average method.

(2) Depreciation of fixed assets

Tangible fixed assets: Straight-line method
Intangible fixed assets: Straight-line method

(3) Amortization of deferred charges

Start-up costs: Amortized over a period of five years
Bond issuance expenses: Amortized over a period of three years
Stock issuance expenses: Amortized over a period of three years by the straight-line method

(4) Accounting for significant leases

Finance leases which do not transfer the ownership of the leased property to the lessees are principally accounted for as operating leases.

(5) Hedge accounting

Interest rate swaps are accounted for by special method if certain conditions are met.

(6) Accounting for consumption taxes

Amounts are recorded exclusive of consumption tax.

(7) Adoption of consolidated tax return system

The consolidated tax return system has been adopted.

(8) Changes in accounting policies

New accounting standards for classification of net assets

Beginning with the reporting term, the Company has adopted new accounting standards for classification of net assets (Business Accounting Standard No. 5 issued by the Accounting Standards Board of Japan on December 9, 2005) and related practical guidelines (Implementation Guidance for Business Accounting Standards No. 8, on December 9, 2005). Amounts equivalent to shareholders' equity under the old standards came to¥293,953 million as of the balance-sheet date.

2. Notes to Balance Sheet

(1) Fractional amounts of less than one million yen have been omitted.

(2) Accumulated depreciation of tangible fixed assets: ¥31 million

(3) Assets pledged as collateral, and obligations related to collateral

Assets pledged as collateral
Investment in affiliates ¥5,546 million
Investments in securities ¥490 million

Total ¥6,037 million

Obligations related to collateral
Long-term debt due within 1 year ¥44,818 million
Long-term debt ¥206,947 million

Total ¥251,765 million

The above assets pledged as collateral include assets provided for real guarantees in regard to borrowings of ¥3,618 million by subsidiary Japan Airlines International Co., Ltd.

(4) Contingent liabilities for guarantees

Guarantees have been provided for the following companies' borrowings from financial institutions and lease obligations.

JAL Capital Co., Ltd. ¥420,480 million
Japan Airlines International Co., Ltd. ¥225,838 million

Total ¥646,318 million

(5) Receivables and payables relating to affiliated companies

Short-term receivables from subsidiaries: ¥149,693 million
Short-term payables to subsidiaries: ¥3,196 million
Long-term receivables from subsidiaries: ¥553,669 million

The amounts above include amounts to and from certain subsidiaries which are presented separately in the balance sheet.

3. Notes to Statement of Operations

(1) Fractional amounts of less than one million yen have been omitted.

(2) Transactions with affiliates
Operating revenues: ¥21,808 million
Operating expenses: ¥1,320 million
Non-operating transactions: ¥144 million

4. Relating to Statement of Changes in Net Assets

(1) Fractional amounts of less than one million yen have been omitted.

(2) Classes and numbers of shares of treasury stock at year-end
Common Stock 2,302,504

5. Tax-Effect Accounting

The significant components of deferred tax assets include valuation losses on investments in affiliates and non-recognition of accounts payable, and the significant components of deferred tax liabilities include valuation differences on available-for-sale securities.

6. Fixed Assets Used under Leases

Fixed assets used under lease contracts include transportation equipment.

7. Transactions with Related Parties

Attribute	Company name	Ratio of voting rights, direct or indirect	Relationship		Transaction details	Transaction amount (¥ million)	Category	Balance at year-end (¥ million)
			Concurrent officers	Business relationship				
Subsidiary	Japan Airlines International Co.	100.0% held directly	Concurrent 21 persons	Management guidance, lending of funds	Lending of funds [Note 1]	237,333	Long-term loans to affiliates (including those due for repayment within 1 year)	607,469
					Collection of loans [Note 1]	40,311		
					Receipt of management guidance fees, interest, etc. [Notes 2, 3]	9,968	Accounts receivable-trade	2,459
							Other current liabilities	1,546
					Guarantees of obligations [Note 4]	225,838	-	-
					Obtainment of guarantees of obligations [Note 5]	630,134	-	-
					Real guarantees [Note 6]	3,618	-	-
					Obtainment of real guarantees [Note 7]	336,516	-	-
Subsidiary	Japan Airlines Domestic Co., Ltd. [Note 8]	-	-	Management guidance, lending of funds	Collection of loans [Note 1]	12,772	Long-term loans to affiliates (including those due for repayment within 1 year) [Note 10]	218,633
					Receipt of management guidance fees and interest, etc. [Notes 2, 3]	3,401	Accounts receivable-trade [Note 10]	1,326
					Guarantee of obligations [Notes 9, 10]	29,856	-	-
Subsidiary	JAL Capital Co.	100.0% held directly	Concurrent 1 person	Commissioning of funds-related business, lending of funds	Lending of funds [Notes 1, 11]	106,901	Short-term loans to affiliates	90,200
					Collection of loans [Note 1, 11]	28,401		
					Guarantees of obligations [Note 4]	420,480	-	-
Subsidiary	Japan Asia Airways Co.	100.0% held directly	Concurrent 2 persons	-	Receipt of dividend	5,304	-	-

Transaction conditions and policy for determining them

Notes

1. Loan interest rates are determined rationally in light of market interest rates.

2. Management guidance fees are determined by mutual agreement between in light of the nature of the business.

3. Transaction amounts are net of consumption taxes, which are included in the balance at year-end.

4. Guarantees of obligations are made in regard to subsidiaries' borrowings from financial institutions and lease obligations.

5. Guarantees are obtained by the Company for its corporate bonds and for borrowings from financial institutions.

6. Real guarantees entail the provision of collateral for borrowings by subsidiaries from financial institutions.

7. The obtainment of real guarantees entails the provision of collateral by subsidiaries for borrowing by the Company from financial institutions.

8. Japan Airlines Domestic Co., Ltd. merged with Japan Airlines International Co., Ltd. on October 1, 2006, and ceased to exist as an independent entity.

9. Guarantees of obligations are made in regard to subsidiaries' lease obligations.

10. The obligations of Japan Airlines Domestic Co., Ltd. were, as a result of the merger, assumed by Japan Airlines International Co., Ltd., and this figure states the balance at September 30, 2006.

11. Includes cash management system (CMS) transactions.

8. Per-Share Data

Net assets per share	¥107.67
Net income per share	¥3.50

Report of Independent Auditors
(Consolidated)

The Board of Directors
Japan Airlines Corporation

May 15, 2007

ERNST & YOUNG SHINNIHON

Yoichi Yamada
Designated and Engagement Partner
Certified Public Accountant

Hiroshi Saito
Designated and Engagement Partner
Certified Public Accountant

Hirohisa Fukuda
Designated and Engagement Partner
Certified Public Accountant

In accordance with Section 4 of Article 444 of the Corporation Law, we have audited the consolidated balance sheet, the consolidated statement of operations, the consolidated statement of changes in net asset and notes of Japan Airlines Corporation applicable to the fiscal year from April 1, 2006 to March 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion independently on these consolidated financial statements.

We conducted our audit in accordance with auditing standards, procedures and practices generally accepted and applied in Japan. Those standards, procedures and practices require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

As a result of our audit, it is our opinion that the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Japan Airlines Corporation and its consolidated subsidiaries at March 31, 2007 and the consolidated results of their operations in conformity with accounting principles generally accepted in Japan.

As described in Note 5, "Changes in accounting policy," effective the fiscal year ended March 31, 2007 the Company adopted new accounting standards for classification of net assets. The consolidated financial statements of the Company were prepared in accordance with regulations stipulated in the new standards.

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Law.

Report of Independent Auditors

The Board of Directors
Japan Airlines Corporation

May 15, 2007

ERNST & YOUNG SHINNIHON

Yoichi Yamada
Designated and Engagement Partner
Certified Public Accountant

Hiroshi Saito
Designated and Engagement Partner
Certified Public Accountant

Hirohisa Fukuda
Designated and Engagement Partner
Certified Public Accountant

In accordance with Section 1 of Article 436-2 of the Corporation Law, we have audited the balance sheet, the statement of operations, the statement of changes in net assets, notes and accounting matters stated in the supplementary schedules of Japan Airlines Corporation applicable to the fifth fiscal year from April 1, 2006 to March 31, 2007. These financial statements and the supplementary schedules are the responsibility of the Company's management. Our responsibility is to independently express an opinion on these financial statements and the supplementary schedules based on our audit.

We conducted our audit in accordance with auditing standards, procedures and practices generally accepted and applied in Japan. Those standards, procedures and practices require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the supplementary schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and the supplementary schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and the supplementary schedules. We believe that our audit provides a reasonable basis for our opinion.

As a result of our audit, it is our opinion that the nonconsolidated financial statements and the supplementary schedules present fairly, in all material respects, the nonconsolidated financial position of Japan Airlines Corporation at March 31, 2007 and the nonconsolidated results of operations in the period ended March 31, 2007 in conformity with the accounting principles generally accepted in Japan.

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Law.

Copy of Report of the Board of Corporate Auditors (translation)

Report of the Board of Corporate Auditors

May 17, 2007

We, the Board of Corporate Auditors of Japan Airlines Corporation, have received from each Corporate Auditor a report on auditing methods used and the results of its audits on the execution of duties by the directors during the fifth fiscal year from April 1, 2006 to March 31, 2007, and have compiled this audit report after consultations, and do hereby report as follows;

1. Outline of the auditing method used by Corporate Auditors and the Board of Corporate Auditors

In accordance with the auditing policies and other guidelines set down by the Board of Corporate Auditors, the Board of Corporate Auditors received reports from directors and accounting auditors.

Each corporate auditor attended meetings of the Board of Directors and other important meetings, received business reports from directors and other officers to review important approval and other documents, and investigated the operational and financial position of the Company. In addition, we verified the resolutions of the Board of Directors regarding systems and operations of internal control of companies stipulated in Article 100 Paragraphs 1 and 3 of the Enforcement Regulations of the Corporation Law to ensure that directors of the Company properly execute their duties pursuant to the law and the Company's Articles of Incorporation. With respect to subsidiaries, we requested business reports as necessary and also investigated their operational and financial position and exchanged information and opinions with the corporate auditors of the subsidiaries. We also received reports and explanations from the independent auditors and examined the financial statements and the supplementary schedules.

With respect to audits by accounting auditors, we received detailed explanations on the execution of audits from accounting auditors. We also received a report on their auditing systems confirming that their audits were carried out in line with regulations in the quality control standards for auditing (issued by the Business Accounting Council). By implementing these procedures, we carried out audits on the nonconsolidated financial statements and supplementary schedules, as well as the consolidated financial statements, of the Company.

2. Results of audits

(1) Business report

a) The business report and its supplementary schedules have been recognized to comply with the law and the Articles of Incorporation, and to correctly reflect the position of the Company;

b) No unjust act or serious violation of the laws or the Articles of Incorporation has been detected as to directors performing their duties;

c) The resolutions made by the Board of Directors have been recognized to be appropriate. There is nothing to be reported regarding the execution of directors' duties with respect to internal control of the Company.

(2) Nonconsolidated financial statements and their supplemental schedules

The method used and results obtained by the accounting auditors, ERNST & YOUNG SHINNIHON, have been recognized to be proper and fair.

(3) Consolidated financial statements

The method used and results obtained by the accounting auditors, ERNST & YOUNG SHINNIHON, have been recognized to be proper and fair.

Yasunaka Furukawa, Corporate Auditor (standing)
Teruhisa Ishizawa, Corporate Auditor (standing)
Yoshihisa Akiyama, Corporate Auditor
Masatake Matsuda, Corporate Auditor

The Board of Corporate Auditors
Japan Airlines Corporation

(Note) Yoshihisa Akiyama and Masatake Matsuda are outside statutory auditors as stipulated in Article 2, Paragraph 16 and Article 335, Paragraph 3 of the Corporation Law.

Proposed Resolutions and Reference Matter

Proposed Resolution No. 1: Election of 15 Directors

Among the eighteen (18) directors elected at the previous annual general meeting of shareholders, seven (7) left office by March 31, 2007, leaving eleven (11) directors in office. However, the terms of office of these directors terminate as of the conclusion of this general meeting. Accordingly, your approval is sought for the appointment of fifteen (15) directors.

The candidates are as follows.

Candidate no.	Name (Date of birth)	Background and representative status at other companies	Number of shares of the Company held
1	Toshiyuki SHINMACHI (Born on January 20, 1943)	April 1965 Joined Japan Airlines Co., Ltd. (JAL) June 1997 Senior Vice President, JAL April 2000 Managing Director, JAL April 2001 Senior Managing Director, JAL Oct. 2002 Senior Managing Director, Japan Airlines System Corporation (JALS), General Manager, Strategic Operations Dept. June 2003 Executive Vice President, General Manager, Strategic Operations Dept., General Manager, Associated Business, JALS Executive Vice President, JAL June 2004 President, Japan Airlines Corporation (JAL) April 2005 Group CEO & President, JAL President, Japan Airlines International Co., Ltd. (JALI) President, Japan Airlines Domestic Co., Ltd. (JALJ) June 2006 Chairman, JAL (currently serving) Chairman, JALI (currently serving) Chairman, JALJ (Japan Airlines Corporation = Stock Holding company which changed its corporate name from Japan Airlines System Corporation in June 2004)	29,000
2	Haruka NISHIMATSU (Born on January 5, 1948)	April 1972 Joined JAL April 1999 Vice President, Finance Dept., JAL Nov. 2001 Vice President, Finance Dept. Integration Committee, Corporate Planning, JAL April 2003 Executive Officer, Responsible for Investor Relations (Assistant), Finance (Assistant) and Vice President, Finance Dept., JALS April 2005 Senior Vice President, JALI Senior Vice President, JALJ June 2005 Senior Vice President, JAL Responsible for Finance, Purchasing April 2006 Senior Managing Director, JAL Responsible for Finance Senior Managing Director, JALI Senior Managing Director, JALJ June 2006 Group CEO & President, JAL (currently serving) President, JALI (currently serving) President, JALJ [Representative status at other companies] Chairman, All Japan Air Transport and Service Association	14,000

Candi-date no.	Name (Date of birth)	Background and representative status at other companies	Number of shares of the Company held
3	Katsuhiko NAWANO (Born on November 16, 1946)	July 1969 Joined Ministry of Transport August 2002 Vice-Minister for Ministry of Land, Infrastructure & Transport July 2003 Resigned from Ministry of Land, Infrastructure and Transport Oct. 2005 Managing Director, JALI Managing Director, JALJ April 2006 Senior Executive Officer, JAL Responsible for Airport Projects, June 2006 Managing Director, JAL Responsible for Airport Projects April 2007 Executive Vice President, JAL Responsible for Airport Projects (currently serving) Executive Vice President, JALI (currently serving)	5,000
4	Kiyoshi KISHIDA (Born on May18, 1948)	April 1971 Joined JAL July 1998 Vice President, Flight Crew Technical Service Dept., JAL July 2001 Vice President, Flight Planning Dept., JAL April 2004 Vice President & Deputy General Manager, Flight Operations Division Vice President, Flight Planning Dept., JAL April 2005 Managing Director, JAL April 2006 Senior Executive Officer, General Manager, Corporate Safety Division, JAL Senior Managing Director, JALI (currently serving) Senior Managing Director, JALJ (currently serving) June 2006 Senior Managing Director, JAL Responsible for Corporate Safety (currently serving)	7,570
5	Tetsuya TAKENAKA (Born on February 12, 1947)	July 1970 Joined JAL April 1999 Vice President & Regional Manager, Frankfurt June 2003 Senior Vice President, Japan Asia Airways (JAA) June 2005 Managing Director, JAA April 2006 Executive Officer, General Manager, Corporate Planning, JAL Senior Vice President, JALI Senior Vice President, JALJ June 2006 Senior Vice President, General Manager, Corporate Planning, JAL Responsible for Finance April 2007 Managing Director, General Manager, Corporate Planning, JAL Responsible for Finance (currently serving) Managing Director, JALI (currently serving)	16,310

Candi-date no.	Name (Date of birth)	Background and representative status at other companies	Number of shares of the Company held
6	Kimio HIROIKE (Born on May 31, 1949)	April 1974 Joined JAL May 1999 Vice President, Associated Business, JAL April 2004 Executive Officer, General Manager, Associated Business, JAL Executive Officer, JALI April 2005 Executive Officer, JALJ Oct. 2005 Executive Officer, General Manager, Associated Business and Deputy General Manager, Personnel Planning, JAL April 2006 Executive Officer, JAL Responsible for Purchasing Senior Vice President, JALI (currently serving) Senior Vice President, JALJ (currently serving) June 2006 Senior Vice President, JAL Responsible for Airport Operations Division (currently serving)	6,000
7	Toshio ANNAKA (Born on January 2, 1951)	April 1973 Joined JAL June 1998 Seconded to JALPAK Co., Ltd. April 2004 Managing Director, JAL Sales Co., Ltd. March 2006 Executive Officer, JALI Executive Officer, JALJ April 2006 Executive Officer, JAL Responsible for Human Resources Management Senior Vice President, JALI (currently serving) Senior Vice President, JALJ June 2006 Senior Vice President, JAL Responsible for Human Resources Management (currently serving)	4,155
8	Masato UEHARA (Born on January 6, 1951)	April 1974 Joined JAL July 2000 Deputy Vice President, Flight Crew General Affairs, JAL June 2002 Seconded to JAL Sales Network Co., Ltd. Vice President, Mileage Center, International Passenger, JAL Vice President, Mileage Center, Domestic, Passenger, JAL April 2003 Vice President, Strategic Planning & Marketing, International Passenger, JAL Seconded to Japan Air System April 2004 Executive Officer, JALI April 2006 Senior Vice President, JALI (currently serving) Senior Vice President, JALJ June 2006 Senior Vice President, JAL Responsible for Passenger Sales & Marketing and Customer Satisfaction Improvement April 2007 Senior Vice President, JAL Responsible for Customer Satisfaction Improvement Division (currently serving)	8,541

Candi-date no.	Name (Date of birth)	Background and representative status at other companies			Number of shares of the Company held
9	Teruo HARAFUJI (Born on May 21, 1947)	April	1971	Joined JAL	3,000
		April	2001	Deputy Vice President, Flight Crew, Boeing 747 Dept., JAL	
		Dec.	2001	Vice President, Flight Crew, JAA	
		Dec.	2002	Vice President, Flight Crew, Boeing 747 Dept., JAL	
		July	2005	Vice President, General Manager, Flight Crew Dept., JALI	
		April	2006	Senior Vice President, JALI (currently serving)	
		June	2006	Senior Vice President, JAL Responsible for Flight Operations (Assistant to the General Manager)	
		April	2007	Senior Vice President, JAL Responsible for Flight Operations (currently serving)	
10	Shunichi SAITO (Born on September 1, 1948)	April	1974	Joined JAL	8,000
		June	1996	General Manager, Mileage Center in Loyalty Marketing, International Passenger, JAL	
		April	2000	Vice President, Product Planning & Marketing, JAL	
		June	2002	Vice President, Product Marketing & Development, International Passenger, JAL	
		April	2003	Executive Officer, JAL (currently serving)	
		April	2004	Executive Officer, JALJ	
		April	2005	Executive Officer General Manager, IT Strategy and Planning, JAL	
		April	2007	Executive Officer, JAL Responsible for Passenger Sales & Marketing (currently serving)	
11	Masaaki HAGA (Born on September 24, 1948)	May	1972	Joined JAL	17,223
		July	1995	Senior Director, Engineering Planning Dept., Engineering, JAL	
		June	1997	Senior Director, Aircraft Heavy Maintenance Division, Haneda, JAL	
		June	2000	Deputy Vice President, Aircraft Heavy Maintenance Division, Haneda, JAL	
		June	2001	Deputy Vice President, Senior Director, Aircraft Heavy Maintenance Division, Narita, JAL	
		June	2002	Vice President, Aircraft Maintenance Business Division, Haneda, JAL	
		April	2003	Vice President, Component Services Business Division, JAL	
		April	2004	Executive Officer, JALI (currently serving) Executive Officer, JALJ	
		April	2006	Executive Officer Deputy General Manager, Corporate Safety, JAL	
		April	2007	Executive Officer, JAL Responsible for Engineering & Maintenance Division (currently serving)	

Candi-date no.	Name (Date of birth)	Background and representative status at other companies	Number of shares of the Company held
12	Takao FUKUCHI (Born on December 23, 1951)	April 1974 Joined JAL April 1999 General Manager, Planning & Marketing Dept., Cargo & Mail Division, JAL April 2000 Vice President, Planning & Marketing Dept., Cargo & Mail Division, JAL Senior Vice President (nonstanding), JAL Cargo Sales Co., Ltd. April 2004 President, JAL Cargo Sales Co., Ltd. (currently serving) April 2007 Executive Officer, JAL Responsible for Cargo & Mail Division (currently serving) Executive Officer, JALI (currently serving)	15,000
13	Shigemi KURUSU (Born on July 29, 1955)	April 1978 Joined JAL Dec. 2001 Deputy Vice President, Corporate Planning Office, JAL Oct. 2002 Vice President, Corporate Planning Office, JAL Oct. 2003 Vice President, Industrial Relations, JAL April 2007 Executive Officer, JAL Responsible for Cabin Crew Dept. (currently serving) Executive Officer, JALI (currently serving)	11,000
14	Shunji KONO (Born on August 1, 1927)	June 1990 President, Tokio Marine and Fire Insurance (TMFI) June 1996 Chairman, TMFI June 1997 Senior Vice President, JAL June 2001 Adviser, TMFI (currently serving) (The corporate name has changed to Tokio Marine & Nichido Fire Insurance Co. Ltd. from Oct. 1, 2004) Oct. 2002 Senior Vice President, JAL (currently serving) June 2006 Senior Vice President, JALI (currently serving)	2,000
15	Kiyofumi KAMIJO (Born on September 12, 1935)	June 1987 Senior Vice President, Tokyu Corp. June 1993 Managing Director, Tokyu April 1995 Senior Managing Director, Tokyu June 1999 Vice President, Tokyu June 2001 President, Tokyu June 2005 Chairman, Tokyu (currently serving) [Representative status at other companies] Chairman and Representative Director, Tokyu Bunkamura, Inc.	0

Notes

1. There are no special interests between these candidates for director and the Company.
2. Shunji Kono and Kyofumi Kamijo are candidates for appointment as outside directors.
3. Reasons for candidacy for appointment as outside directors, and periods of office
   a. Mr. Shunji Kono has extensive experience and an extensive record of achievement in corporate management and all aspects of the business world, and possesses great insight. We believe that he can make a major contribution to the management of the Company as an outside director, and thus are proposing him as a candidate. Mr. Kono became an outside director of the Company in October 2002.
   b. Kyofumi Kamijo is a man of profound scholarship backed by long experience principally in the transportation industry, has a wealth of experience and a strong record of achievement in corporate management, and is also a person of great insight. We believe that he can make a major contribution to the management of the Company as an outside director, and thus are proposing him as a candidate.
4. In cases in which candidates for outside directorships have held office as director, executive officer, or auditor in other kabushikigaisha during the previous five years, and during their terms of office at those other companies there were acts that violated laws or articles of incorporation, or other incidences of

improper execution of business, the facts of these cases and the manner in which relevant candidates acted to prevent them and dealt with them after their occurrence were as follows.

a. Shunji Kono held office concurrently as an outside director at Seiko Instruments Inc., where arbitrary, unilateral business execution by the then representative director greatly increased the probability that a loss would be incurred. To counter this, in November 2006 Mr. Kono lent his support to a resolution of that company's board of directors to dismiss the aforesaid individual from the concurrent posts of chairman and representative director and acting president.

b. Also at Seiko Instruments Inc., an incident occurred in which that company acquired overseas real estate via one of its subsidiaries, and the aforesaid former representative director padded the purchase price, acquiring a portion of the funds illicitly. In response, in March 2007 Mr. Kono lent his support to a resolution of that company's board of directors to initiate a civil suit against the aforesaid individual to demand compensation.

5. Liability limitation agreements

a. Pursuant to the provisions of Article 427, Paragraph 1, of the Corporation Act, the Company has concluded an agreement with Mr. Shunji Kono that limits his liability for damages under Article 423, Paragraph 1, of the said act to the minimum amount prescribed in Article 425, Paragraph 1, of the act.

b. If the election of Mr. Kiyofumi Kamijo is approved in accordance with this proposal, the Company intends to conclude the same sort of agreement with him as that described above.

Proposed Resolution No. 2: Election of 6 Corporate Auditors

The terms of office of the current four (4) corporate auditors terminate as of the conclusion of this annual general meeting of shareholders. To enhance corporate governance and internal control, your approval is sought for an increase in the number of outside auditors and the appointment of six (6) corporate auditors.

This proposal has already been approved by the Board of Corporate Auditors.

The candidates are as follows.

Candi-date no.	Name (Date of birth)	Background and representative status at other companies			Number of shares of the Company held
1	Teruhisa ISHIZAWA (Born on June 11, 1949)	April April Oct. June June April	1973 1999 2002 2003 2006 2007	Joined JAL Vice President, Accounting, JAL Vice President, Corporate Planning, JALS Vice President, Corporate Planning & Finance Department, JAL Vice President, Corporate Planning, JALS Vice President, Strategic Planning & Administration, International Passenger, JAL Seconded to JAS Corporate Auditor (nonstanding), JAL Corporate Auditor, JALI (currently serving) Corporate Auditor, JAL (currently serving)	12,465
2	Hideo HIRAMOTO (Born on April 9, 1950)	April Nov. April June April June	1973 1997 2000 2002 2006 2006	Joined JAL Seconded to Japan Trans Ocean Air Co., Ltd. Deputy Vice President, Engineering, and General Manager, Engineering Service Office Haneda, Engineering, JAL Vice President, Engineering, JAL Assistant to the Auditors, JALI Officer of Auditing Operations, JALI (currently serving)	4,155
3	Hirokazu HORINOUCHI (Born on May 3, 1949)	June Oct. June June June	1997 1999 2001 2003 2005	Director General, Treasury Department, the Japan Development Bank (DBJ) Director General, Credit Analysis Department, DBJ Director General, Environment & Energy Department, DBJ Director General, Personnel Department, DBJ Senior Executive Director, DBJ (currently serving)	0
4	Masatake MATSUDA (Born on January 9, 1936)	April June June June April June	1987 1990 1993 2000 2006 2006	Managing Director, East Japan Railway Company (JR East) Executive Vice President, JR East President, JR East Chairman, JR East Counselor, JR East (currently serving) Corporate Auditor, JAL (currently serving) Corporate Auditor, JALI (currently serving)	0
5	Hiroshi SUZUKI (Born on May 27, 1942)	June May June June June June	1994 1995 1997 2001 2004 2006	Director and General Manager, Corporate Banking Department No.7, the Industrial Bank of Japan, Limited (IBJ) Managing Director, IBJ Securities Managing Director, IBJ Director of the Board, Executive Vice President, Fuji Heavy Industries Ltd. (FHI) Representative Director of the Board, Senior Executive Vice President, FHI Advisor, FHI (currently serving)	30,000

Candi-date no.	Name (Date of birth)	Background and representative status at other companies			Number of shares of the Company held
6	Hideyuki SAKAI (Born on December 9, 1949)	April	1976	Attorney	0
		April	1976	Joined Law Offices of Tatsuo Okamoto	
		July	1979	Joined Logan, Okamoto & Takashima	
		Jan.	1987	Established Sakai Sogo Law Office	
		Jan.	1990	Joined Blakemore & Mitsuki	
		Feb.	1995	Established Law Offices of Hideyuki Sakai (current Sakai & Mimura) (currently serving)	
		June	2006	Statutory Auditor, Tokyo Marine & Nichido Fire Insurance Co., Ltd. (currently serving)	

Notes:

1. Mr. Hirokazu Horinouchi, a candidate for Corporate Auditor of the Company, is currently serving as a senior executive director of the Development Bank of Japan, which has a balance of outstanding loans in the Company. Mr. Horinouchi is expected to retire from the bank before the date for the Company's general meeting of shareholders scheduled in this month.
   There are no special interests between these candidates for corporate auditor and the Company.
2. Hirokazu Horinouchi, Masatake Matsuda, Hiroshi Suzuki, and Hideyuki Sakai are all candidates for appointment as outside corporate auditors.
3. Reasons for candidacy for appointment as outside corporate auditors, and periods of office
   a. Hirokazu Horinouchi has many years of experience in financial institutions and has extensive financial and related knowledge. We believe that he will be able to carry out fully the role of an outside auditor for the Company, and thus are proposing him as a candidate. We are proposing him for the position of Senior Corporate Auditor.
   b. Masatake Matsuda has long experience and an extensive track record in management in the transportation industry, with broad-ranging knowledge and insights. We believe that his expert perspectives will enable him to carry out fully the role of an outside auditor for the Company, and thus are proposing him as a candidate. He has relatives who are employees of companies with special relationships with JAL. He was originally appointed in June 2006 as a replacement in the role of outside auditor, and duly assumed office.
   c. Hiroshi Suzuki has many years of experience in financial institutions and has extensive financial and related knowledge. By making use of his experience of direct involvement in management as a corporate manager, we believe that he will be able to carry out fully the role of an outside auditor for the Company, and thus are proposing him as a candidate.
   d. Hideyuki Sakai is a person of discernment and experience gained from many years as an attorney-at-law, has long experience of practicing company law, and has experience serving as an outside auditor for other companies. Accordingly, we believe that he will be able to carry out fully the role of an outside auditor for the Company, and thus are proposing him as a candidate.
4. Liability limitation agreements
   a. Pursuant to the provisions of Article 427, Paragraph 1, of the Corporation Act, the Company has concluded an agreement with Mr. Masatake Matsuda that limits his liability for damages under Article 423, Paragraph 1, of the said act to the minimum amount prescribed in Article 425, Paragraph 1, of the said act.
   b. If the election of Messrs. Hirokazu Horinouchi, Hiroshi Suzuki, and Hideyuki Sakai is approved in accordance with this proposal, the Company intends to conclude the same sort of agreement with them as that described above.

Procedure for Exercising Voting Rights via the Internet

Please read the following items before exercising your voting rights via the Internet.
Note: If you will be attending the General Meeting of Shareholders, it is not necessary to exercise your voting rights by mail (form for exercising voting rights) or the Internet.

Details

1. Site for Exercising Voting Rights
(1) You can exercise your voting rights via the Internet by accessing the Company's designated site (http://www.evote.jp/) via a personal computer or mobile phone (iMode, EZweb, or Yahoo! Keitai).*
* ("iMode" is a trademark of NTT DoCoMo, Inc., "EZweb" is a trademark of KDDI Corporation, and "Yahoo!" is a trademark of Yahoo! Inc. of the U.S.)
(2) Depending on their Internet user environments, shareholders using personal computers may not be able to exercise their voting rights via the site for exercising voting rights if they have a firewall on their Internet connection, have anti-virus software set up, or are using a proxy server.
(3) In order to exercise voting rights on a mobile phone, it is necessary to have the capability to use the iMode, EZweb, or Yahoo! Keitai service. Even if they have access to one of the above services, some shareholders may not be able to use the service if their mobile phone models are incapable of sending information, or because of encrypted communication (SSL communication) to ensure security.
(4) Votes will be accepted via the Internet through 5:55 p.m. of the day before the General Meeting of Shareholders (Monday, June 25, 2007). Please vote before this time, and send any inquiries or questions to the Help Desk below.

2. How to exercise voting rights via the Internet
(1) To exercise voting rights using a personal computer, access http://www.evote.jp/, the site for exercising voting rights, and use the log-in ID and the temporary password given on the enclosed form for exercising voting rights. Then please follow the instructions on the screen to vote for or against the proposed resolutions.
(2) To prevent people who are not shareholders (impostors) from illegally accessing the site and tampering with votes, we ask shareholders who use the site to change their temporary passwords on the site for exercising voting rights.
(3) We will send you a new log-in ID and temporary password every time a notice of a general meeting of shareholders is issued.

3. Costs arising from accessing the site for exercising voting rights
Costs arising from accessing the site for exercising voting rights (dial-up connection fees, phone fees, etc.) will be borne by the shareholder. When using a mobile phone to vote, there will be costs such as packet communication fees or other fees for using the mobile phone, and these fees will also be borne by the shareholder.

For further information on this matter, please contact:
Mitsubishi UFJ Trust and Banking Corporation,
Securities Agent Department (Help Desk)
- Tel: 0120-173-027 (Business hours: 9:00 am-9:00 pm, toll free in Japan)

END